Filed Pursuant to Rule 424(b)(4)
Registration No. 333-127133

8,000,000 Shares

AMERISAFE, Inc. Common Stock

        This is the initial public offering of our common stock. We are offering 8,000,000 shares of common stock.
      Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock is $9.00 per share. See “Underwriting” for a discussion of the factors considered in determining the initial public offering price.
      Our shares of common stock have been approved for listing on the Nasdaq National Market under the symbol “AMSF.”
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying our common stock.

	Per Share	Total

Initial public offering price	$9.00	$72,000,000
Underwriting discount*	$0.63	$5,040,000
Proceeds, before expenses, to us	$8.37	$66,960,000

*	See “Underwriting” on page 113 for a description of the underwriters’ compensation.
      To the extent that the underwriters sell more than 8,000,000 shares of common stock, the selling shareholders have granted the underwriters a 30-day option to purchase up to 1,200,000 additional shares of common stock at the initial public offering price, less the underwriting discount, to cover over-allotments, if any. We will not receive any of the proceeds from the sale of shares by the selling shareholders.
      Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares of our common stock to purchasers on or about November 23, 2005.

Friedman Billings Ramsey	William Blair & Company
The date of this prospectus is November 17, 2005.

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. Before making a decision to purchase our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” sections and our consolidated financial statements and the notes to those financial statements. On October 27, 2005, we completed a 72-for-one reverse stock split of our common stock. All share and per share amounts disclosed in this prospectus have been adjusted to give effect to the reverse stock split.
Who We Are
      We are a specialty provider of workers’ compensation insurance focused on small to mid-sized employers engaged in hazardous industries, principally construction, trucking, logging, agriculture, oil and gas, maritime and sawmills. Since commencing operations in 1986, we have gained significant experience underwriting the complex workers’ compensation exposures inherent in these industries. We provide coverage to employers under state and federal workers’ compensation laws. These laws prescribe wage replacement and medical care benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment.
      Employers engaged in hazardous industries tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. We employ a proactive, disciplined approach in underwriting employers and providing comprehensive services, including safety services and intensive claims management practices, intended to lessen the overall incidence and cost of workplace injuries. Hazardous industry employers pay substantially higher than average rates for workers’ compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target employers. Our policyholders paid an average rate of $7.76 per $100 of payroll for workers’ compensation insurance in 2004, which was approximately three times the average for all reported occupational class codes, according to the most recent market analyses provided by the National Council on Compensation Insurance, Inc., or NCCI.
      We believe the workers’ compensation market in the hazardous industries we target is underserved and competition is fragmented. We compete on the basis of coverage availability, claims management, safety services, payment terms and premium rates. According to the most recent market data reported by the NCCI, which is the official ratings bureau in the majority of states in which we are licensed, total premiums reported for the specific occupational class codes for which we underwrite business was $17 billion. Total premiums reported for all occupational class codes reported by the NCCI for these same jurisdictions was $37 billion.
What We Do
      We provide workers’ compensation insurance primarily to employers in the following targeted hazardous industries:

•	Construction. Includes a broad range of operations such as highway and bridge construction, building and maintenance of pipeline and powerline networks, excavation, commercial construction, roofing, iron and steel erection, tower erection and numerous other specialized construction operations. Our gross premiums written in 2004 for employers in the construction industry were $101.3 million, or 38.3% of total gross premiums written in 2004.

•	Trucking. Includes a large spectrum of diverse operations including contract haulers, regional and local freight carriers, special equipment transporters and other trucking companies that conduct a variety of short- and long-haul operations. Our gross premiums written in 2004 for employers in the trucking industry were $57.8 million, or 21.8% of total gross premiums written in 2004.

•	Logging. Includes tree harvesting operations ranging from labor intensive chainsaw felling and trimming to sophisticated mechanized operations using heavy equipment. Our gross premiums written in 2004 for employers in the logging industry were $30.3 million, or 11.5% of total gross premiums written in 2004.
      We also provide workers’ compensation insurance to employers in the agriculture, oil and gas, maritime, sawmill and other hazardous industries. Our operations are geographically diverse, with no more than 11.0% of our gross premiums written in 2004 derived from any one state. In 2004, our largest states in terms of gross premiums written were Louisiana (10.6%), Georgia (9.5%), Texas (6.5%), Illinois (6.4%), North Carolina (6.3%) and Virginia (5.2%). No other state had gross premiums written in excess of 5.0% of our total gross premiums written in 2004. As of September 30, 2005, we had approximately 6,500 voluntary business policyholders with an average annual premium per workers’ compensation policy of approximately $38,000.
      We are rated “A-” (Excellent) by A.M. Best Company, which rating is the fourth highest of 15 rating levels. In June 2005, A.M. Best placed our rating under review with negative implications, citing concerns about our risk adjusted capital, credit risk associated with amounts recoverable from our reinsurers and the somewhat limited financial flexibility of our holding company, AMERISAFE. Effective June 30, 2005, we entered into a commutation agreement with one of our reinsurers, Converium Reinsurance (North America), pursuant to which Converium paid us $61.3 million in exchange for a termination and release of three of our five reinsurance agreements with Converium. We believe this commutation agreement substantially addresses the concern expressed by A.M. Best regarding the credit risk associated with our reinsurance recoverables. Following the application of the net proceeds of this offering, we expect that our under review status will be returned to stable and that A.M. Best will affirm our “A-” (Excellent) rating in late 2005. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell our securities.
      As of September 30, 2005, we had total assets of $830.3 million and shareholders’ equity (deficit) plus redeemable preferred stock of $89.3 million. For the year ended December 31, 2004, we produced total revenues of $249.0 million and net income of $10.6 million. For the nine months ended September 30, 2005, we produced total revenues of $203.1 million and net income of $526,000. Our results for the nine months ended September 30, 2005 included a $13.2 million pre-tax charge related to our commutation with Converium and an $8.7 million pre-tax charge to increase our reserves for loss and loss adjustment expenses.
      Our gross premiums are derived from direct premiums and assumed premiums. Direct premiums include premiums from employers who purchase insurance directly from us and who we voluntarily agree to insure, which we refer to as our voluntary business, as well as employers assigned to us under residual market programs implemented by some of the states in which we operate, which we refer to as our assigned risk business. Assumed premiums include premiums from our participation in mandatory pooling arrangements under residual market programs implemented by some of the states in which we operate. For the year ended December 31, 2004, our voluntary business accounted for 93.4% of our gross premiums written.

Our Competitive Strengths
      We believe we enjoy the following competitive strengths:

•	Focus on Hazardous Industries. We have extensive experience insuring employers engaged in hazardous industries and have a history of profitable underwriting in these industries. Our specialized knowledge of these hazardous industries helps us better serve our policyholders, which leads to greater employer loyalty and policy retention. Our policy renewal rate on voluntary business that we elected to quote for renewal was 87.9% in 2002, 91.4% in 2003 and 93.0% in 2004.

•	Focus on Small to Mid-Sized Employers. We believe large insurance companies generally do not target small to mid-sized employers in hazardous industries due to their smaller premium size, type of operations, mobile workforce and extensive service needs. We provide enhanced customer services to our policyholders. For example, unlike many of our competitors, our premium payment plans enable our policyholders to better match their premium payments with their payroll costs.

•	Specialized Underwriting Expertise. Based on our 19-year underwriting history of insuring employers engaged in hazardous industries, we have developed industry specific risk analysis and rating tools to assist our underwriters in risk selection and pricing. Our 17 underwriting professionals average approximately 11 years of experience underwriting workers’ compensation insurance, most of which has focused on hazardous industries. We are highly disciplined when quoting and binding new business. In 2004, we offered quotes on approximately one out of every five applications submitted. We do not delegate underwriting authority to agencies that sell our insurance or to any other third party.

•	Comprehensive Safety Services. We provide proactive safety reviews of employers’ workplaces, which are often located in rural areas. These safety reviews are a vital component of our underwriting process and also assist our policyholders in loss prevention and encourage the safest workplaces possible by deploying experienced field safety professionals, or FSPs, to our policyholders’ worksites. Our 48 FSPs have an average of approximately 15 years of workplace safety or related industry experience. From January 1, 2004 through September 30, 2005, approximately 87% of our new voluntary business policyholders were subject to pre-quotation safety inspections. We perform periodic on-site safety surveys on all of our voluntary business policyholders.

•	Proactive Claims Management. As of September 30, 2005, our employees managed more than 98% of our open claims in-house utilizing our intensive claims management practices that emphasize a personal approach and quality, cost-effective medical treatment. Our claims management staff includes 88 field case managers, or FCMs, who average approximately 18 years of experience in the workers’ compensation insurance industry, and six medical-only case managers. We currently average approximately 60 open indemnity claims per FCM, which we believe is significantly less than the industry average. We believe our claims management practices allow us to achieve a more favorable claim outcome, accelerate an employee’s return to work and more rapidly close claims, all of which ultimately lead to lower overall costs. In addition, we believe our practices lessen the likelihood of litigation. Only 7.9% of all claims reported for accident year 2003 were open as of September 30, 2005.

Our Strategy
      We believe the net proceeds from this offering will provide us with the additional capital necessary to increase the amount of insurance we are able to write. We will scrutinize the potential for achieving underwriting profits and adequate returns on capital as we expand our business. We plan to pursue profitable growth and favorable returns on equity using the following strategies:

•	Expand in our Existing Markets. Our market share in our six largest states in terms of premiums written did not exceed 3.0% of the workers’ compensation market in any one state, according to NCCI’s most recent market analyses. Competition in our target markets is fragmented by state and employer industry focus. We believe that our specialized underwriting expertise and safety, claims and audit services position us to profitably increase our market share in our existing principal markets, with minimal increase in field service employees.

•	Prudent and Opportunistic Geographic Expansion. While we actively market our insurance in 27 states and the District of Columbia, approximately 42.3% of our voluntary in-force premiums were generated in six states as of September 30, 2005. We are licensed in an additional 18 states and the U.S. Virgin Islands. Our existing licenses and rate filings will expedite our ability to write policies in these markets when we decide it is prudent to do so.

•	Focus on Underwriting Profitability. We intend to maintain our underwriting discipline and profitability throughout market cycles. Our strategy is to focus on underwriting workers’ compensation insurance in hazardous industries and to maintain adequate rate levels commensurate with the risks we underwrite. We will also continue to strive for improved risk selection and pricing, as well as reduced frequency and severity of claims through comprehensive workplace safety reviews, rapid closing of claims through personal, direct contact with our policyholders and their employees, and effective medical cost containment measures.

•	Leverage Investments in Information Technology. In October 2000, we launched our customized information system, ICAMS, that we believe significantly enhances our ability to select risk, write profitable business and cost-effectively administer our billing, claims and audit functions. Since the launch, we have introduced automated analytical tools and have continued to improve and enhance our ICAMS system and tools. We believe our technology is scalable and can be modified at minimal cost to accommodate our growth. In addition, we believe this scalability has lowered, and will continue to lower, our expense ratio as we continue to achieve premium growth over time.

•	Maintain Capital Strength. We plan to manage our capital to achieve our growth and profitability goals while maintaining a prudent operating leverage for our insurance company subsidiaries. To accomplish this objective, we intend to maintain underwriting profitability throughout market cycles, deploy a portion of the proceeds of this offering toward the judicious growth of our business, optimize our use of reinsurance, reduce our current financial leverage, and maximize an appropriate risk adjusted return on our growing investment portfolio.

Our Challenges
      As part of your evaluation of our business, you should consider the following challenges we face in implementing our business strategies:

•	Adequacy of Premiums and Loss Reserves. Our loss reserves are based upon estimates that are inherently uncertain. These estimates may be inadequate to cover our actual losses, in which case we would need to increase our estimates and recognize a corresponding decrease in pre-tax net income for the period in which the change in our estimates occurs.

•	Downgrade of our A.M. Best Rating. Our A.M. Best rating is subject to periodic review and, if it is downgraded, our business could be negatively affected by the loss of certain existing and potential policyholders and the loss of relationships with independent agencies.

•	Cyclical Nature of the Workers’ Compensation Industry. The workers’ compensation insurance industry has historically fluctuated with periods of low premium rates and excess underwriting capacity resulting from increased competition followed by periods of high premium rates and shortages of underwriting capacity resulting from decreased competition. This cyclicality may cause our revenues and net income to fluctuate.

•	Availability of Reinsurance. The availability, amount and cost of reinsurance are subject to market conditions and our experience with insured losses. If we are unable to obtain reinsurance on favorable terms, our ability to write new policies and renew existing policies could be adversely affected.

•	Ability to Recover from Reinsurers. If any of our reinsurers is unable to meet any of its obligations to us, we would be responsible for all claims and claim settlement expenses that would otherwise be covered by our reinsurer. An inability to recover amounts due from our reinsurers would adversely affect our financial condition and results of operations.
      For further discussion of these and other challenges we face, see “Risk Factors.”
Operating History
      We commenced operations in 1986 to underwrite workers’ compensation insurance for employers engaged in the logging industry. Beginning in 1994, we expanded our customer base by insuring employers in other hazardous occupation industries.
      Beginning in 1997 and into 2000, we employed a strategy to increase revenue through rapid geographic expansion and underwriting workers’ compensation insurance for employers engaged in non-hazardous industries, such as service and retail businesses. This strategy did not produce the results anticipated, and as a result our weighted average gross accident year loss ratio for the period 1997 through 2000 was 120.2%, as compared to 57.7% for the period 1994 through 1996. An accident year loss ratio measures loss and loss adjustment expenses for insured events occurring during a particular year, regardless of when they are reported, as a percentage of the premium earned during that year.
      In September 2000, we undertook several strategic initiatives to improve the profitability of our existing in-force book of business and new business. These initiatives included the following:

•	Renewed focus on core hazardous classes of business by non-renewing policies with employers engaged in non-hazardous industries that have higher frequency claims characteristics.

•	Commenced re-underwriting our book of business to improve our risk selection and establish rates commensurate with the risks we were underwriting.

•	Reduced or ceased underwriting in states where we lacked a sufficient level of premium production to effectively deploy our field resources or where we believed the operating environment was unfavorable.

•	Increased pre-quotation safety inspection of employers on new business.

•	Took action to manage substantially all claims in-house and limit reliance on third-party administrators.

•	Implemented an incentive program to align the compensation of our underwriters and field safety professionals with underwriting performance.
      We believe these actions have contributed to improved underwriting profitability, as measured on an accident year basis. Our accident year gross loss ratio improved to 67.8% for 2004 from 121.2% for 2000, as developed through December 31, 2004.
Recent Developments
      Effective June 30, 2005, we entered into a commutation agreement with Converium Reinsurance (North America), one of our reinsurers. Under this agreement, Converium paid us $61.3 million in exchange for a termination and release of three of our five reinsurance agreements with Converium. Under this agreement, all liabilities reinsured with Converium under these three reinsurance agreements reverted back to us. We recorded a pre-tax loss of $13.2 million in the nine-month period ended September 30, 2005 in connection with the commutation agreement with Converium. Converium remains obligated to us under the remaining two reinsurance agreements. As of September 30, 2005, the amount recoverable from Converium under the remaining two agreements was $6.3 million.
      Hurricane Katrina struck the Gulf Coast of the United States on August 29, 2005, followed by Hurricane Rita on September 24, 2005. These storms caused substantial damage in Louisiana, Texas, Mississippi and Alabama. We anticipate that we may incur some delay in receipt of premiums, and reduction of premiums, from policyholders directly affected by the hurricanes. Because of the geographic diversity of our operations, we do not expect a material impact on our cash flows or results of operations as a result of any such delay or reduction. Due to the redundancy of our systems, no policyholder, claimant or other data was lost as a result of the hurricanes. Over the next several months, as the areas affected by the hurricanes begin to recover, we anticipate that we may see an increase in revenue due primarily to increased construction activity.

      AMERISAFE is an insurance holding company and was incorporated in Texas in 1985. Our principal subsidiary is American Interstate Insurance Company. Our executive offices are located at 2301 Highway 190 West, DeRidder, Louisiana 70634, and our telephone number at that location is (337) 463-9052. Our website is www.amerisafe.com. The information on our website is not part of this prospectus.

The Offering

Shares of common stock offered by us	8,000,000 shares

Over-allotment shares of common stock offered by selling shareholders	1,200,000 shares

Shares of common stock to be issued upon exchange of outstanding Series A preferred stock	9,120,948 shares

Shares of common stock to be outstanding after the offering	17,424,054 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $63.7 million, after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to retain $53.5 million of our net proceeds from this offering. Approximately $45 million of this amount will be contributed to our insurance company subsidiaries promptly following completion of this offering, and approximately $8.5 million will be used to make additional capital contributions to our insurance company subsidiaries as necessary to support our anticipated growth and for general corporate purposes. We will use approximately $5.1 million of the proceeds from this offering to redeem all of our outstanding Series E preferred stock and approximately $5.1 million to redeem shares of our outstanding Series A preferred stock.

Dividend policy	We currently intend to retain any additional future earnings to finance our operations and growth. As a result, we do not expect to pay any cash dividends on our common stock for the foreseeable future.

Our ability to pay dividends is subject to restrictions in our articles of incorporation that prohibit us from paying dividends on our common stock (other than in additional shares of common stock) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. In addition, because AMERISAFE is a holding company and has no direct operations, our ability to pay dividends in the future may be limited by regulatory restrictions on the payment of dividends to AMERISAFE by our insurance company subsidiaries.

Nasdaq National Market symbol	“AMSF”
      The number of shares of common stock shown to be outstanding upon completion of the offering excludes:

•	2,429,541 shares issuable upon conversion of our outstanding Series C and Series D convertible preferred stock, subject to adjustment in certain circumstances;

•	1,548,500 shares that may be issued pursuant to stock options we intend to grant to our executive officers and other employees upon completion of this offering, at an exercise price equal to the initial public offering price; and

•	398,168 additional shares available for future issuance under our equity incentive plans.

Summary Financial Information
      The following income statement data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 were derived from our consolidated financial statements included elsewhere in this prospectus. The income statement data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 were derived from our audited consolidated financial statements, which are not included in this prospectus. The income statement data for the nine-month periods ended September 30, 2004 and 2005 and the balance sheet data as of September 30, 2004 and 2005 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following summary financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus. Also presented below is summary unaudited consolidated financial information for each of the three-month periods ended March 31, 2005, June 30, 2005 and September 30, 2005, which was derived from our unaudited consolidated financial statements.

	Year Ended					Nine Months Ended
	December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except share and per share data)
Income Statement Data
Gross premiums written	$345,027	$204,752	$185,093	$223,590	$264,962	$214,248	$231,182
Ceded premiums written	(80,076)	(49,342)	(26,563)	(27,600)	(21,951)	(16,100)	(14,930)

Net premiums written	$264,951	$155,410	$158,530	$195,990	$243,011	$198,148	$216,252

Net premiums earned	$187,106	$170,782	$163,257	$179,847	$234,733	$172,417	$189,370
Net investment income	9,372	9,935	9,419	10,106	12,217	8,660	11,985
Net realized gains (losses) on investments	(773)	491	(895)	316	1,421	543	1,337
Fee and other income	2,520	1,367	2,082	462	589	389	426

Total revenues	198,225	182,575	173,863	190,731	248,960	182,009	203,118

Loss and loss adjustment expenses incurred	109,536	123,386	121,062	129,250	174,186	128,304	155,625
Underwriting and certain other operating costs(1)	23,334	23,364	22,674	23,062	28,987	21,128	24,478
Commissions	16,121	14,351	9,189	11,003	14,160	10,556	11,869
Salaries and benefits	20,253	17,148	16,541	15,037	15,034	11,367	10,068
Interest expense	797	735	498	203	1,799	1,215	2,061
Policyholder dividends	7,156	2,717	156	736	1,108	930	451

Total expenses	177,197	181,701	170,120	179,291	235,274	173,500	204,552

Income (loss) before taxes	21,028	874	3,743	11,440	13,686	8,509	(1,434)
Income tax expense (benefit)	7,001	(395)	(1,438)	2,846	3,129	1,763	(1,960)

Net income	14,027	1,269	5,181	8,594	10,557	6,746	526

Payment-in-kind preferred dividends	(8,229)	(8,820)	(9,453)	(10,133)	(9,781)	(7,481)	(7,142)

Net income (loss) available to common shareholders	$5,798	$(7,551)	$(4,272)	$(1,539)	$776	$(735)	$(6,616)

Portion allocable to common shareholders(2)	65.3%	100.0%	100.0%	100.0%	70.2%	100.0%	100.0%
Net income (loss) allocable to common shareholders	$3,784	$(7,551)	$(4,272)	$(1,539)	$545	$(735)	$(6,616)

	Year Ended					Nine Months Ended
	December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except share and per share data)
Diluted earnings per common share equivalent	$12.62	$(41.93)	$(23.72)	$(8.55)	$2.14	$(3.67)	$(22.07)
Diluted weighted average of common share equivalents outstanding	299,974	180,125	180,125	180,125	255,280	200,301	299,774
Selected Insurance Ratios
Current accident year loss ratio(3)	57.1%	66.9%	71.8%	70.6%	68.5%	65.9%	70.6%
Prior accident year loss ratio(4)	1.4%	5.3%	2.4%	1.3%	5.7%	8.5%	11.6%

Net loss ratio	58.5%	72.2%	74.2%	71.9%	74.2%	74.4%	82.2%

Net underwriting expense ratio(5)	31.9%	32.1%	29.7%	27.3%	24.8%	25.0%	24.5%
Net dividend ratio(6)	3.8%	1.6%	0.1%	0.4%	0.5%	0.5%	0.2%
Net combined ratio(7)	94.2%	105.9%	104.0%	99.6%	99.5%	99.9%	106.9%

	As of December 31,					As of September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Balance Sheet Data
Cash and cash equivalents	$44,914	$44,270	$44,677	$49,815	$25,421	$52,780	$28,843
Investments	145,439	148,305	205,315	257,729	364,868	313,677	469,316
Amounts recoverable from reinsurers	327,172	298,451	214,342	211,774	198,977	201,856	122,774
Premiums receivable, net	122,450	104,907	95,291	108,380	114,141	133,632	140,061
Deferred income taxes	11,807	14,716	11,372	12,713	15,624	17,149	23,232
Deferred policy acquisition costs	14,038	11,077	9,505	11,820	12,044	13,808	18,189
Deferred charges	3,681	2,588	1,997	2,987	3,054	3,670	3,601
Total assets	685,308	645,474	603,801	678,608	754,187	756,396	830,308
Reserves for loss and loss adjustment expenses	379,824	383,032	346,542	377,559	432,880	420,785	469,894
Unearned premiums	107,418	92,047	87,319	103,462	111,741	129,193	138,623
Insurance-related assessments	25,522	25,964	23,743	26,133	29,876	29,369	33,847
Debt	9,500	9,000	8,000	16,310	36,090	36,090	36,090
Redeemable preferred stock(8)	112,061	116,520	121,300	126,424	131,916	130,507	136,292
Shareholders’ deficit(9)	(26,913)	(10,980)	(25,100)	(20,652)	(42,862)	(46,338)	(46,969)

	Three Months Ended

	March 31,	June 30,	September 30,
	2005	2005	2005

	(In thousands)
Income Statement Data
Gross premiums written	$71,575	$88,949	$70,658
Net premiums written	66,740	84,087	65,425
Net premiums earned	61,917	63,115	64,338
Net investment income	3,718	3,932	4,335
Total revenues	66,024	67,738	69,356
Net income (loss)(10)	3,237	(7,521)	4,810
Selected Insurance Ratios
Current accident year loss ratio(3)	69.8%	71.9%	70.2%
Prior accident year loss ratio(4)	4.4%	30.3%	0.0%

Net loss ratio	74.2%	102.2%	70.2%

Net underwriting expense ratio(5)	24.1%	23.2%	26.2%
Net dividend ratio(6)	0.3%	0.3%	0.1%
Net combined ratio(7)	98.6%	125.7%	96.5%
(footnotes on following page)

(1)	Includes policy acquisition expenses, such as assessments, premium taxes and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2)	Reflects the participation rights of the Series C and Series D convertible preferred stock. See Note 15 to our audited financial statements.

(3)	The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year’s net premiums earned.

(4)	The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year’s net premiums earned.

(5)	The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries and benefits by the current year’s net premiums earned.

(6)	The net dividend ratio is calculated by dividing policyholder dividends by the current year’s net premiums earned.

(7)	The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(8)	Includes our Series A preferred stock and Series C and Series D convertible preferred stock, each of which is mandatorily redeemable upon the occurrence of certain events that are deemed to be outside the control of our company.

(9)	In 1997, we entered into a recapitalization transaction with Welsh Carson that resulted in a $164.2 million charge to retained earnings. See Note 1 to our audited financial statements.

(10)	Net income for the three months ended March 31, 2005 includes a $2.7 million pre-tax charge to increase loss and loss adjustment expenses related to increased estimates for prior year loss reserves. Net loss for the three months ended June 30, 2005 includes a $13.2 million pre-tax loss recorded in connection with our commutation with Converium and a $6.0 million pre-tax charge to increase loss and loss adjustment expenses related to increased estimates for prior year loss reserves.

RISK FACTORS
      An investment in our common stock involves a number of risks. Before making a decision to purchase our common stock, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Any of the risks described below could result in a significant or material adverse effect on our business, financial condition or results of operations, and a decline in the market price of our common stock. You could lose all or part of your investment.
Risks Related to Our Business
Our loss reserves are based on estimates and may be inadequate to cover our actual losses.
      We must establish and maintain reserves for our estimated liability for loss and loss adjustment expenses. We establish loss reserves that represent an estimate of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have occurred but have not yet been reported to us. Reserves are based on estimates of the ultimate cost of individual claims. These estimates are inherently uncertain. Judgment is required to determine the relevance of historical payment and claim settlement patterns under current facts and circumstances. The interpretation of this historical data can be impacted by external forces, principally legislative changes, economic fluctuations and legal trends. If there are unfavorable changes in our assumptions, our reserves may need to be increased.
      Workers’ compensation claims often are paid over a long period of time. In addition, there are no policy limits on our liability for workers’ compensation claims as there are for other forms of insurance. Therefore, estimating reserves for workers’ compensation claims may be more uncertain than estimating reserves for other types of insurance claims with shorter or more definite periods between occurrence of the claim and final determination of the loss and with policy limits on liability for claim amounts. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes would result in adjustments to our reserves and our loss and loss adjustment expenses incurred in the period in which the estimates are changed. If the estimate is increased, our pre-tax income for the period in which we make the change will decrease by a corresponding amount. In addition, increasing reserves results in a reduction in our surplus and could result in a downgrade in our A.M. Best rating. Such a downgrade could, in turn, adversely affect our ability to sell insurance policies.
A downgrade in our A.M. Best rating would likely reduce the amount of business we are able to write.
      Rating agencies evaluate insurance companies based on their ability to pay claims. We are currently assigned a group letter rating of “A-” (Excellent) from A.M. Best, which is the rating agency that we believe has the most influence on our business. This rating is assigned to companies that, in the opinion of A.M. Best, have demonstrated an excellent overall performance when compared to industry standards. A.M. Best considers “A-” rated companies to have an excellent ability to meet their ongoing obligations to policyholders. The ratings of A.M. Best are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell securities. Our competitive position relative to other companies is determined in part by our A.M. Best rating.
      In June 2005, A.M. Best placed our rating under review with negative implications, citing concerns about our risk adjusted capital, credit risk associated with amounts recoverable from our reinsurers and the somewhat limited financial flexibility of our holding company, AMERISAFE. As a result of our commutation with Converium Reinsurance (North America), one of our reinsurers, discussed elsewhere in this document, and the application of the proceeds from this offering, we expect that our under review status will be returned to stable and that A.M. Best will affirm our “A-” (Excellent) rating in late 2005. However, there can be no assurance that we will be able to maintain our current rating. Any downgrade in our rating would likely adversely affect our business through the loss of certain existing and potential policyholders and the loss of relationships with independent agencies. For example, we believe some of our construction contractor policyholders are required to maintain workers’ compensation coverage with an insurance company with an A.M. Best rating of “A-” (Excellent) or better in order to bid on certain contracts. As a result, if our rating were downgraded, we would not be able to write this business. Because we do not review or have access to our policyholders’ construction contracts, we are not able to quantify the percentage of our business, in terms of premiums or otherwise, that would be affected by a downgrade in our A.M. Best rating. In 2004, we derived 38.3% of our gross premiums written from employers engaged in the construction industry. Based on industry experience, we believe that our larger policyholders are more likely to have construction contracts with this type of ratings requirement.
The workers’ compensation insurance industry is cyclical in nature, which may affect our overall financial performance.
      The financial performance of the workers’ compensation insurance industry has historically fluctuated with periods of low premium rates and excess underwriting capacity resulting from increased competition followed by periods of high premium rates and shortages of underwriting capacity resulting from decreased competition. Although the financial performance of an individual insurance company is dependent on its own specific business characteristics, the profitability of most workers’ compensation insurance companies generally tends to follow this cyclical market pattern. Beginning in 2000 and accelerating in 2001, the workers’ compensation insurance industry experienced a market reflecting increasing premium rates, more restrictive policy coverage terms and more conservative risk selection. We believe these trends slowed beginning in 2004. We also believe the current workers’ compensation insurance market is slowly transitioning to a more competitive market environment in which underwriting capacity and price competition may increase. This additional underwriting capacity may result in increased competition from other insurance carriers expanding the kinds or amounts of business they write or seeking to maintain or increase market share at the expense of underwriting discipline. Because this cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. While we have not experienced significant increased price competition in our target markets during the first nine months of 2005, these cyclical patterns could cause our revenues and net income to fluctuate, which may cause the price of our common stock to be volatile.
If we are unable to obtain reinsurance on favorable terms, our ability to write policies could be adversely affected.
      We purchase reinsurance to protect us from the impact of large losses. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk by sharing premiums with another insurance company, called the reinsurer. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. We currently participate in an excess of loss reinsurance treaty program covering all of our voluntary and assigned risk business, which represented approximately 97% of our gross premiums written in 2004. Our current reinsurance program provides us with reinsurance coverage for each loss occurrence up to $30.0 million, subject to applicable deductibles and retentions. However, for any loss occurrence involving only one person, our reinsurance coverage is limited to a maximum of $10.0 million, subject to applicable deductibles and retentions. We retain the first $1.0 million of each loss and are subject to an annual aggregate deductible of approximately $5.6 million for losses between $1.0 million and $5.0 million before our reinsurers are obligated to reimburse us. After the deductible is satisfied, we retain 10.0% of each loss between $1.0 million and $5.0 million. See “Business—Reinsurance.” The availability, amount and cost of reinsurance are subject to market conditions and our experience with insured losses.

      Due to the increased cost of reinsurance, we increased our levels of retention on a per occurrence basis in 2003, 2004 and 2005. As a result, we are exposed to increased risk of loss resulting from volatility in the frequency and severity of claims, which could adversely affect our financial performance.
If any of our current reinsurers were to terminate participation in our 2005 reinsurance treaty program, we could be exposed to an increased risk of loss.
      The agreements under our 2005 reinsurance treaty program may be terminated by us or our reinsurers upon 90 days prior notice on any December 31. If our reinsurance treaty program is terminated and we enter into a new program, any decrease in the amount of reinsurance at the time we enter into a new program, whether caused by the existence of more restrictive terms and conditions or decreased availability, will also increase our risk of loss and, as a result, could adversely affect our business, financial condition and results of operations. We currently have ten reinsurers participating in our reinsurance treaty program, and we believe that this is a sufficient number of reinsurers to provide us with the reinsurance coverage we require. However, because our reinsurance treaty program may be terminated on any December 31, it is possible that one or more of our current reinsurers could terminate participation in our program. In addition, we may terminate the participation of one or more of our reinsurers under certain circumstances as permitted by the terms of our reinsurance agreements. In either of those events, if our reinsurance broker is unable to spread the terminated reinsurance among the remaining reinsurers in the program, it could take a significant amount of time to identify and negotiate agreements with a replacement reinsurer. During this time, we would be exposed to an increased risk of loss, the extent of which would depend on the volume of terminated reinsurance.
We may not be able to recover amounts due from our reinsurers, which would adversely affect our financial condition.
      Reinsurance does not discharge our obligations under the insurance policies we write. We remain liable to our policyholders even if we are unable to make recoveries that we are entitled to receive under our reinsurance contracts. As a result, we are subject to credit risk with respect to our reinsurers. Losses are recovered from our reinsurers as claims are paid. In long-term workers’ compensation claims, the creditworthiness of our reinsurers may change before we recover amounts to which we are entitled. Therefore, if a reinsurer is unable to meet any of its obligations to us, we would be responsible for all claims and claim settlement expenses for which we would have otherwise received payment from the reinsurer.
      In the past, we have been unable to recover amounts from our reinsurers. In 2001, Reliance Insurance Company, one of our former reinsurers, was placed under regulatory supervision by the Pennsylvania Insurance Department and was subsequently placed into liquidation. As a result, between 2001 and 2004, we recognized losses related to uncollectible amounts due from Reliance aggregating $20.6 million.
      As of September 30, 2005, we had $122.8 million of recoverables from reinsurers. Of this amount, $116.0 million was unsecured. As of September 30, 2005, our largest recoverables from reinsurers included $26.2 million from American Reinsurance Company, $22.7 million from Odyssey America Reinsurance Company, $13.2 million from St. Paul Fire and Marine Insurance Company and $11.8 million from Clearwater Insurance Company. If we are unable to collect amounts recoverable from our reinsurers, our financial condition would be adversely affected.
      At December 31, 2004, we had $199.0 million of recoverables from reinsurers. Of this amount, $83.4 million was recoverable from Converium Reinsurance (North America). During 2004, Converium reported a significant loss, resulting in a downgrade in its A.M. Best rating. Although Converium continued to indemnify us under the terms of our reinsurance agreements, we initiated discussions with Converium to seek to reduce the credit risk associated with the amounts due to us. Effective as of

June 30, 2005, we entered into a commutation agreement with Converium. Under this agreement, Converium paid us $61.3 million in exchange for a termination and release of three of our five reinsurance agreements with Converium. Under the commutation agreement, all liabilities reinsured with Converium under these three reinsurance agreements reverted back to us. The reinsurance agreements have been terminated, and we and Converium have fully released each other from all liabilities under or relating to these three reinsurance agreements. We recorded a pre-tax loss of $13.2 million in the nine-month period ended September 30, 2005 in connection with the commutation agreement with Converium. Converium remains obligated to us under the remaining two reinsurance agreements. As of September 30, 2005, the amount recoverable from Converium under the remaining two agreements was $6.3 million. We cannot assure you that the cash payment we received from Converium, and any investment income we may earn on that amount, will be sufficient to cover all claims for which we would otherwise have been contractually entitled to recover from Converium under the three reinsurance agreements subject to the commutation agreement.
If we do not accurately establish our premium rates, our results of operations will be adversely affected.
      In general, the premium rates for our insurance policies are established when coverage is initiated and, therefore, before all of the underlying costs are known. Like other workers’ compensation insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate rates is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting expenses and to earn a profit. If we fail to accurately assess the risks that we assume, we may fail to charge adequate premium rates to cover our losses and expenses, which could reduce our net income and cause us to become unprofitable. For example, when initiating coverage on a policyholder, we estimate future claims expense based, in part, on prior claims information provided by the policyholder’s previous insurance carriers. If this prior claims information is not accurate, we may underprice our policy by using claims estimates that are too low. As a result, our actual costs for providing insurance coverage to our policyholders may be significantly higher than our premiums. In order to set premium rates accurately, we must:

•	collect and properly analyze a substantial volume of data;

•	develop, test and apply appropriate rating formulae;

•	closely monitor and timely recognize changes in trends; and

•	project both frequency and severity of losses with reasonable accuracy.
      We must also implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully, and as a result set premium rates accurately, is subject to a number of risks and uncertainties, principally:

•	insufficient reliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties generally inherent in estimates and assumptions;

•	our inability to implement appropriate rating formulae or other pricing methodologies;

•	costs of ongoing medical treatment;

•	our inability to accurately estimate retention, investment yields and the duration of our liability for loss and loss adjustment expenses; and

•	unanticipated court decisions, legislation or regulatory action.

      Consequently, we could set our premium rates too low, which would negatively affect our results of operations and our profitability, or we could set our premium rates too high, which could reduce our competitiveness and lead to lower revenues.
Negative developments in the workers’ compensation insurance industry would adversely affect our financial condition and results of operations.
      We principally offer workers’ compensation insurance. We have no current plans to focus our efforts on offering other types of insurance. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers’ compensation insurance industry could have an adverse effect on our financial condition and results of operations. Negative developments in the workers’ compensation insurance industry could have a greater effect on us than on more diversified insurance companies that also sell other types of insurance.
A decline in the level of business activity of our policyholders, particularly those engaged in the construction, trucking and logging industries, could negatively affect our earnings and profitability.
      In 2004, approximately 71.5% of our gross premiums written were derived from policyholders in the construction, trucking and logging industries. Because premium rates are calculated, in general, as a percentage of a policyholder’s payroll expense, premiums fluctuate depending upon the level of business activity and number of employees of our policyholders. As a result, our gross premiums written are primarily dependent upon the economic conditions in the construction, trucking and logging industries and upon economic conditions generally.
Unfavorable changes in economic conditions affecting the states in which we operate could adversely affect our financial condition or results of operations.
      As of September 30, 2005, we provided insurance in 27 states and the District of Columbia. Although we have expanded our operations into new geographic areas and expect to continue to do so in the future, approximately 44.5% of our gross premiums written for the year ended December 31, 2004 were derived from policyholders in Louisiana, Georgia, Texas, Illinois, North Carolina and Virginia. No other state accounted for more than 5.0% of gross premiums written in 2004. In the future, we may be exposed to economic and regulatory risks or risks from natural perils that are greater than the risks faced by insurance companies that have a larger percentage of their gross premiums written diversified over a broader geographic area. Unfavorable changes in economic conditions affecting the states in which we write business could adversely affect our financial condition or results of operations. See “Business—Policyholders.”
Our revenues and results of operations may fluctuate as a result of factors beyond our control, which fluctuation may cause the price of our common stock to be volatile.
      The revenues and results of operations of insurance companies historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	rising levels of claims costs, including medical and prescription drug costs, that we cannot anticipate at the time we establish our premium rates;

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment that affect returns on invested assets;

•	changes in the frequency or severity of claims;

•	the financial stability of our reinsurers and changes in the level of reinsurance capacity and our capital capacity;

•	new types of claims and new or changing judicial interpretations relating to the scope of liabilities of insurance companies;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks; and

•	price competition.
      If our revenues and results of operations fluctuate as a result of one or more of these factors, the price of our common stock may be volatile.
We operate in a highly competitive industry and may lack the financial resources to compete effectively.
      There is significant competition in the workers’ compensation insurance industry. We believe that our competition in the hazardous industries we target is fragmented and not dominated by one or more competitors. We compete with other insurance companies, individual self-insured companies, state insurance pools and self-insurance funds. Many of our existing and potential competitors are significantly larger and possess greater financial, marketing and management resources than we do. Moreover, a number of these competitors offer other types of insurance in addition to workers’ compensation and can provide insurance nationwide. We compete on the basis of many factors, including coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings and reputation. If any of our competitors offer premium rates, policy terms or types of insurance that are more competitive than ours, we could lose market share. No assurance can be given that we will maintain our current competitive position in the markets in which we currently operate or that we will establish a competitive position in new markets into which we may expand.
If we cannot sustain our relationships with independent agencies, we may be unable to operate profitably.
      We market a substantial portion of our workers’ compensation insurance through independent agencies. As of September 30, 2005, independent agencies produced approximately 81.6% of our voluntary in-force premiums, and no independent agency accounted for more than 1.2% of our voluntary in-force premiums at that date. Independent agencies are not obligated to promote our insurance and may sell insurance offered by our competitors. As a result, our continued profitability depends, in part, on the marketing efforts of our independent agencies and on our ability to offer workers’ compensation insurance and maintain financial strength ratings that meet the requirements of our independent agencies and their policyholders.
An inability to effectively manage the growth of our operations could make it difficult for us to compete and affect our ability to operate profitably.
      Our continuing growth strategy includes expanding in our existing markets, entering new geographic markets and further developing our agency relationships. Our growth strategy is subject to various risks, including risks associated with our ability to:

•	identify profitable new geographic markets for entry;

•	attract and retain qualified personnel for expanded operations;

•	identify, recruit and integrate new independent agencies; and

•	augment our internal monitoring and control systems as we expand our business.

Because we are subject to extensive state and federal regulation, legislative changes may negatively impact our business.
      We are subject to extensive regulation by the Louisiana Department of Insurance and the insurance regulatory agencies of other states in which we are licensed and, to a lesser extent, federal regulation. State agencies have broad regulatory powers designed primarily to protect policyholders and their employees, and not our shareholders. Regulations vary from state to state, but typically address:

•	standards of solvency, including risk-based capital measurements;

•	restrictions on the nature, quality and concentration of our investments;

•	restrictions on the terms of the insurance policies we offer;

•	restrictions on the way our premium rates are established and the premium rates we may charge;

•	required reserves for unearned premiums and loss and loss adjustment expenses;

•	standards for appointing general agencies;

•	limitations on transactions with affiliates;

•	restrictions on mergers and acquisitions;

•	restrictions on the ability of our insurance company subsidiaries to pay dividends to AMERISAFE;

•	certain required methods of accounting; and

•	potential assessments for state guaranty funds, second injury funds and other mandatory pooling arrangements.
      We may be unable to comply fully with the wide variety of applicable laws and regulations that are continually undergoing revision. In addition, we follow practices based on our interpretations of laws and regulations that we believe are generally followed by our industry. These practices may be different from interpretations of insurance regulatory agencies. As a result, insurance regulatory agencies could preclude us from conducting some or all of our activities or otherwise penalize us. For example, in order to enforce applicable laws and regulations or to protect policyholders, insurance regulatory agencies have relatively broad discretion to impose a variety of sanctions, including examinations, corrective orders, suspension, revocation or denial of licenses and the takeover of one or more of our insurance subsidiaries. The extensive regulation of our business may increase the cost of our insurance and may limit our ability to obtain premium rate increases or to take other actions to increase our profitability.
The effects of emerging claim and coverage issues on our business are uncertain.
      As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until after we have issued insurance policies that are affected by the changes. As a result, the full extent of our liability under an insurance policy may not be known until many years after the policy is issued. For example, medical costs associated with permanent and partial disabilities may increase more rapidly or be higher than we currently expect. Changes of this nature may expose us to higher claims than we anticipated when we wrote the underlying policy. As of September 30, 2005, approximately 1.2% of the 28,378 claims reported for accident year 2000 were open, 2.2% of the 13,814 claims reported for accident year 2001 were open, 4.1% of the 8,007 claims reported for accident year 2002 were open, 7.9% of the 6,288 claims reported for accident year 2003 were open and 17.5% of the 6,944 claims reported for accident year 2004 were open.

Additional capital that we may require in the future may not be available to us or may be available to us only on unfavorable terms.
      Our future capital requirements will depend on many factors, including state regulatory requirements, the financial stability of our reinsurers and our ability to write new business and establish premium rates sufficient to cover our estimated claims. We may need to raise additional capital or curtail our growth if the portion of our net proceeds of this offering to be contributed to the capital of our insurance subsidiaries is insufficient to support future operating requirements and/or cover claims. If we had to raise additional capital, equity or debt financing may not be available to us or may be available only on terms that are not favorable. In the case of equity financings, dilution to our shareholders could result and the securities sold may have rights, preferences and privileges senior to the common stock sold in this offering. In addition, under certain circumstances, the sale of our common stock, or securities convertible or exchangeable into shares of our common stock, at a price per share less than the market value of our common stock may result in an adjustment to the conversion price at which shares of our existing convertible preferred stock may be converted into shares of our common stock. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, as a result, our business, financial condition or results of operations could be adversely affected.
If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.
      Investment income is an important component of our net income. As of September 30, 2005, our investment portfolio, including cash and cash equivalents, had a carrying value of $498.2 million. For the year ended December 31, 2004, we had $12.2 million of net investment income. Our investment portfolio is managed by an independent asset manager that operates under investment guidelines approved by our board of directors. Although these guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility. General economic conditions may be adversely affected by U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts.
      Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Changes in interest rates could have an adverse effect on the value of our investment portfolio and future investment income. For example, changes in interest rates can expose us to prepayment risks on mortgage-backed securities included in our investment portfolio. When interest rates fall, mortgage-backed securities are prepaid more quickly than expected and the holder must reinvest the proceeds at lower interest rates. In periods of increasing interest rates, mortgage-backed securities are prepaid more slowly, which may require us to receive interest payments that are below the interest rates then prevailing for longer than expected.
      These and other factors affect the capital markets and, consequently, the value of our investment portfolio and our investment income. Any significant decline in our investment income would adversely affect our revenues and net income and, as a result, increase our shareholders’ deficit and decrease our surplus.
Our business is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets and relationships with the independent agencies that sell our insurance.
      Our success is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets and relationships with our independent agencies. Our executive officers are C. Allen Bradley, Jr., Chairman, President and Chief Executive Officer; Mark R. Anderson, Executive Vice President; Geoffrey R. Banta, Executive Vice President and Chief Financial Officer; Arthur L. Hunt, Executive Vice President and General Counsel; and Craig P. Leach, Executive Vice President,

Sales and Marketing. Mr. Anderson and Mr. Leach have been with our company for more than 25 years and Mr. Bradley and Mr. Hunt have been with us for more than ten years. We have entered into employment agreements with each of our executive officers, other than Mr. Anderson, that will expire on January 1, 2008, unless extended. Mr. Anderson will retire from our company effective as of December 31, 2005. We will retain Mr. Anderson’s services under a five-year consulting agreement that will be effective upon his retirement. These employment and consulting agreements are more fully described under “Management— Employment and Consulting Agreements.” Should any of our executive officers cease working for us, we may be unable to find acceptable replacements with comparable skills and experience in the workers’ compensation insurance industry and the hazardous industries that we target. As a result, our operations may be disrupted and our business may be adversely affected. We do not currently maintain life insurance policies with respect to our executive officers.
      In September 2002, Mr. Banta was diagnosed with prostate cancer. He was treated at that time and declared cancer-free in early 2003. In September 2005, the prostate cancer returned. Mr. Banta began an alternative treatment that is expected to permit him to continue to substantially perform his current responsibilities as our Chief Financial Officer. However, due to the treatment regime, he cannot travel until the treatment is completed in mid-November 2005. Based on discussions with his physician, Mr. Banta has advised us that he expects to make a full recovery.
AMERISAFE is an insurance holding company and does not have any direct operations.
      AMERISAFE is a holding company that transacts business through its operating subsidiaries, including American Interstate. AMERISAFE’s primary assets are the capital stock of these operating subsidiaries. The ability of AMERISAFE to pay dividends to our shareholders depends upon the surplus and earnings of our subsidiaries and their ability to pay dividends to AMERISAFE. Payment of dividends by our insurance subsidiaries is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds, and could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. See “Business—Regulation—Dividend Limitations.” As a result, at times, AMERISAFE may not be able to receive dividends from its insurance subsidiaries and may not receive dividends in amounts necessary to pay dividends on our capital stock. Based on reported capital and surplus at December 31, 2004, American Interstate would have been permitted under Louisiana insurance law to pay dividends to AMERISAFE in 2005 in an amount up to $11.2 million without approval by the Louisiana Department of Insurance.
      In addition, our ability to pay dividends is subject to restrictions in the articles of incorporation of AMERISAFE that prohibit us from paying dividends on our common stock (other than in additional shares of common stock) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. If holders of our convertible preferred stock consent to the payment of a dividend, we must pay a dividend to the holders of our convertible preferred stock on an as-converted to common stock basis equal to the dividend we pay to holders of our common stock. Currently, we do not intend to pay dividends on our common stock.
Assessments and premium surcharges for state guaranty funds, second injury funds and other mandatory pooling arrangements may reduce our profitability.
      Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. See “Business—Regulation.” Accordingly, the assessments levied on us may increase as we increase our written premium. Some states also have laws that establish second injury funds to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. These funds are supported by either assessments or premium surcharges based on paid losses.
      In addition, as a condition to conducting business in some states, insurance companies are required to participate in residual market programs to provide insurance to those employers who cannot procure coverage from an insurance carrier on a negotiated basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we price our insurance to account for obligations we may have under these pooling arrangements, we may not be successful in estimating our liability for these obligations. Accordingly, mandatory pooling arrangements may cause a decrease in our profits. We currently participate in mandatory pooling arrangements in 17 states. Our average annual premiums from mandatory pooling arrangements were approximately $5.2 million from 2001 through 2004. Our loss and loss adjustment expenses and assessments for expenses and losses related to these mandatory pooling arrangements caused our combined ratio in these years to increase an average of 0.1%. As we write policies in new states that have mandatory pooling arrangements, we will be required to participate in additional pooling arrangements. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability for other members in the pool. The effect of assessments and premium surcharges or changes in them could reduce our profitability in any given period or limit our ability to grow our business.
The outcome of recent insurance industry investigations and regulatory proposals could adversely affect our financial condition and results of operations and cause the price of our common stock to be volatile.
      The insurance industry has recently become the focus of increased scrutiny by regulatory and law enforcement authorities, as well as class action attorneys and the general public, relating to allegations of improper special payments, price-fixing, bid-rigging, improper accounting practices and other alleged misconduct, including payments made by insurers to brokers and the practices surrounding the placement of insurance business. Formal and informal inquiries have been made of a large segment of the industry, and a number of companies in the insurance industry have received or may receive subpoenas, requests for information from regulatory agencies or other inquiries relating to these and similar matters. These efforts are expected to result in both enforcement actions and proposals for new state and federal regulation. It is difficult to predict the outcome of these investigations, whether they will expand into other areas not yet contemplated, whether activities and practices currently thought to be lawful will be characterized as unlawful, what form new regulations will have when finally adopted and the impact, if any, of increased regulatory and law enforcement action and litigation on our business and financial condition. We have received and responded to requests for information and other inquiries from the Department of Insurance in each of Arkansas, Delaware and North Carolina and have received no further requests for information.
We may have exposure to losses from terrorism for which we are required by law to provide coverage.
      When writing workers’ compensation insurance policies, we are required by law to provide workers’ compensation benefits for losses arising from acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. Notwithstanding the protection provided by reinsurance and the Terrorism Risk Insurance Act of 2002, the risk of severe losses to us from acts of terrorism has not been eliminated because our reinsurance treaty program includes various sub-limits and exclusions limiting our reinsurers’ obligation to cover losses caused by acts of terrorism. Accordingly, events constituting acts of terrorism may not be covered by, or may exceed the capacity of, our reinsurance and could adversely affect our business and financial condition. In addition, the Terrorism Risk Insurance Act is set to expire on December 31, 2005, and the U.S. Department of the Treasury has recommended that Congress not extend the law in its current form. If this law is not extended or is extended in a scaled-back form, which is the current proposal by the U.S. Department of the Treasury, reinsurance for losses arising from terrorism may be unavailable or prohibitively expensive, and we may be further exposed to losses arising from acts of terrorism.
Risks Related to Our Common Stock and This Offering
There has been no prior public market for our common stock and, therefore, you cannot be certain that an active trading market or a specific share price will be established.
      Currently, there is no public trading market for our common stock, and it is possible that an active trading market will not develop upon completion of this offering or that the market price of our common stock will decline below the initial public offering price. Our shares of common stock have been approved for listing on the Nasdaq National Market under the symbol “AMSF.” The initial public offering price per share was determined by negotiation among us and the underwriters and may not be indicative of the market price of our common stock after completion of this offering.
The trading price of our common stock may decline after this offering.
      The trading price of our common stock may decline after this offering for many reasons, some of which are beyond our control, including, among others:

•	our results of operations;

•	changes in expectations as to our future results of operations, including financial estimates and projections by securities analysts and investors;

•	results of operations that vary from those expected by securities analysts and investors;

•	developments in the healthcare or insurance industries;

•	changes in laws and regulations;

•	announcements of claims against us by third parties; and

•	future issuances or sales of our common stock, including issuances upon conversion of our outstanding convertible preferred stock.
      In addition, the stock market in general has experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our common stock, regardless of our actual operating performance. As a result, the trading price of our common stock may be less than the initial public offering price, and you may not be able to sell your shares at or above the price you pay to purchase them.
Public investors will suffer immediate and substantial dilution as a result of this offering.
      The initial public offering price per share is significantly higher than our pro forma net tangible book value per share of common stock. Accordingly, if you purchase shares in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of 8,000,000 shares of our common stock at the initial offering price of $9.00 per share, you will incur immediate dilution of approximately $3.67 in the net tangible book value per share if you purchase common stock in this offering. See “Dilution.” In addition, if you purchase shares in this offering, you will:

•	pay a price per share that substantially exceeds the book value of our assets after subtracting liabilities; and

•	contribute 71.2% of the total amount invested to date to fund our company based on the initial offering price to the public of $9.00 per share, but will own only 45.9% of the shares of common stock outstanding after completion of this offering.
Securities analysts may not initiate coverage of our common stock or may issue negative reports, which may adversely affect the trading price of our common stock.
      There is no assurance that securities analysts will cover our company after completion of this offering. If securities analysts do not cover our company, this lack of coverage may adversely affect the trading price of our common stock. The trading market for our common stock will rely in part on the research and reports that securities analysts publish about us or our business. If one or more of the analysts who cover our company downgrades our common stock, the trading price of our common stock may decline rapidly. If one or more of these analysts ceases to cover our company, we could lose visibility in the market, which, in turn, could also cause the trading price of our common stock to decline. Because of our small market capitalization, it may be difficult for us to attract securities analysts to cover our company, which could adversely affect the trading price of our common stock.
Upon completion of this offering, our principal shareholders will still have the ability to significantly influence our business, which may be disadvantageous to other shareholders and adversely affect the trading price of our common stock.
      Upon completion of this offering and based on the number of shares outstanding as of September 30, 2005, entities affiliated with Welsh Carson Anderson & Stowe, or Welsh Carson, collectively, will beneficially own approximately 46.7% of our outstanding common stock and will possess approximately 43.1% of the total voting power. As a result, these shareholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. In addition, these shareholders may have interests that are different from ours. For example, entities affiliated with Welsh Carson own a substantial interest in AmCOMP Incorporated, which is a workers’ compensation insurance company. Two members of our board of directors are also directors of AmCOMP.
      Our officers, directors and principal shareholders could delay or prevent an acquisition or merger of our company even if the transaction would benefit other shareholders. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management. In addition, this significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with significant or controlling shareholders. This concentration could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders and the trading price of our common stock could be adversely affected. See “Principal and Selling Shareholders” for a more detailed description of our share ownership.
Future sales of our common stock may affect the trading price of our common stock and the future exercise of options or the exercise of the conversion rights of our convertible preferred stock may lower our stock price.
      We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, will have on the trading price of our common stock. Sales of a substantial number of shares of our common stock in the public market after completion of this offering, or the perception that such sales could occur, may adversely affect the trading price of our common stock and may make it more difficult for you to sell your shares at a time and price that you determine appropriate. See “Shares Eligible for Future Sale” for further information regarding circumstances under which additional shares of our common stock may be sold. Upon completion of this offering, there will be 17,424,054 shares of our common stock outstanding. Moreover, 2,429,541 additional shares of our common stock will be issuable upon the conversion of shares of our outstanding convertible preferred stock. See “Description of Capital Stock.” We and our current directors, our officers and the selling shareholders have entered into 180-day lock-up agreements as described in “Shares Eligible for Future Sale—Lock-Up Agreements.” An aggregate of 9,134,223 shares of our common stock will be subject to these lock-up agreements. In addition, in accordance with the terms of our registration rights agreement, the holders of an additional 2,718,649 shares of our common stock (including 2,429,541 shares of our common stock issuable upon conversion of our convertible preferred stock) are to refrain, at the written request of the underwriters, from selling any of our securities during the period of distribution of our common stock by the underwriters (not to exceed 180 days) and during the period in which the underwriting syndicate participates in the after market (not to exceed 90 days). See “Certain Relationships and Related Transactions— Registration Rights Agreement.” There will also be outstanding options exercisable to purchase 1,548,500 shares of our common stock, none of which will be exercisable until the first anniversary of the completion of this offering. See “Management— 2005 Equity Incentive Plans— Equity Incentive Plan.”
Being a public company will increase our expenses and administrative workload.
      As a public company, we will need to comply with additional laws and regulations, including the Sarbanes-Oxley Act of 2002 and related rules of the Securities and Exchange Commission, or the SEC, and requirements of the Nasdaq National Market. We were not required to comply with these laws and requirements as a private company. Complying with these laws and regulations will require the time and attention of our board of directors and management and will increase our expenses. Among other things, we will need to:

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, principally those relating to disclosure controls and procedures and corporate governance;

•	institute a more comprehensive compliance function; and

•	involve to a greater degree our outside legal counsel and accountants in the above activities.
      In addition, we also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage. These factors could also make it more difficult for us to attract and retain qualified executives and members of our board of directors, particularly directors willing to serve on our audit committee.
We will be exposed to risks relating to evaluations of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.
      We are in the process of evaluating our internal control systems to allow management to report on, and our independent auditors to assess, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are required to comply with Section 404 by no later than December 31, 2006. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and the trading price of our common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may decline.
Our convertible preferred stock will remain outstanding upon completion of this offering, which could adversely affect the value of our common stock.
      Upon completion of this offering, our outstanding convertible preferred stock will be convertible into 2,429,541 shares of common stock. Holders of our convertible preferred stock have the right to cause us to file a registration statement with the Securities and Exchange Commission to sell the shares of common stock issuable upon conversion of the convertible preferred stock. See “Certain Relationships and Related Transactions — Registration Rights Agreement.” Sales of shares of common stock issuable upon conversion of our convertible preferred stock could adversely affect the trading price of our common stock.
      The conversion price of our convertible preferred stock will be reduced as a result of the issuance of the shares of common stock in this offering and the exchange of our Series A preferred stock for common stock. Based upon the initial public offering price of $9.00 per share, the conversion price of our convertible preferred stock will be $20.58 per share. In order to calculate this conversion price, our board of directors was required to make a determination of the fair value of the shares of Series A preferred stock that we will receive in exchange for shares of our common stock. Our board of directors determined that the fair value of the Series A preferred stock is $100 per share. We have received a letter from a representative of the holders of a majority of our convertible preferred stock requesting that we explain how our board of directors determined the fair value of the Series A preferred stock. We believe our board of directors made a good faith determination as to the fair value of the Series A preferred stock. However, if the determination made by our board of directors was not made in good faith, and the fair value of the Series A preferred stock is less than $100 per share, the conversion price of our convertible preferred stock would be lower than the $20.58 conversion price following this offering. Following this offering and subject to certain exceptions, the conversion price of our convertible preferred stock may further decrease if we issue additional shares of our common stock for less than the market price of our common stock. See “Description of Capital Stock — Convertible Preferred Stock.”
      We may not pay dividends on our common stock (other than in additional shares of common stock) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. If holders of our convertible preferred stock consent to the payment of a dividend by us, we must pay a dividend to the holders of our convertible preferred stock on an as-converted to common stock basis equal to the dividend we pay to holders of our common stock.
      The terms of our articles of incorporation relating to our convertible preferred stock could impede a change of control of our company. Following a change of control, holders of our convertible preferred stock have the right to require us to redeem their shares at a redemption price of $100 per share plus the cash value of any accrued and unpaid dividends. The redemption provisions of our convertible preferred stock could have the effect of discouraging a future change of control of our company. See “Description of Capital Stock — Convertible Preferred Stock — Redemption.”

Provisions of our articles of incorporation and bylaws and under the laws of the states of Louisiana and Texas could impede an attempt to replace or remove our directors or otherwise effect a change of control of our company, which could diminish the value of our common stock.
      Our articles of incorporation and bylaws contain provisions that may make it more difficult for shareholders to replace or remove directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control of our company that shareholders might consider favorable. Our articles of incorporation and bylaws contain the following provisions that could have an anti-takeover effect:

•	election of our directors is classified, meaning that the members of only one of three classes of our directors are elected each year;

•	shareholders have limited ability to call shareholder meetings and to bring business before a meeting of shareholders;

•	shareholders may not act by written consent, unless the consent is unanimous; and

•	our board of directors may authorize the issuance of junior preferred stock with such rights, preferences and privileges as the board deems appropriate.
      These provisions may make it difficult for shareholders to replace management and could have the effect of discouraging a future takeover attempt that is not approved by our board of directors, but which individual shareholders might consider favorable.
      We are incorporated in Texas and will be subject to Part 13 of the Texas Business Corporation Act. Under this statute, our ability to enter into a business combination with any affiliated shareholder will be limited. See “Description of Capital Stock—Anti-Takeover Provisions.”
      In addition, two of our three insurance company subsidiaries, American Interstate and Silver Oak Casualty, are incorporated in Louisiana and the other, American Interstate of Texas, is incorporated in Texas. Under Louisiana and Texas insurance law, advance approval by the state insurance department is required for any change of control of an insurer. “Control” is presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Obtaining these approvals may result in the material delay of, or deter, any such transaction.

CERTAIN IMPORTANT INFORMATION
      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
      In this prospectus:

•	references to the “company,” “we,” “us” or “our” refer to AMERISAFE, Inc. and its subsidiaries, unless the context suggests otherwise; and

•	references to “AMERISAFE” refer solely to AMERISAFE, Inc., unless the context suggests otherwise.
      Unless otherwise stated, all amounts in this prospectus assume no exercise of the underwriters’ over-allotment option and all share amounts for periods following completion of, or giving effect to, this offering assume:

•	an initial public offering price of $9.00 per share;

•	the use of approximately $5.1 million of our proceeds from this offering to redeem all of our outstanding Series E preferred stock (including accrued but unpaid dividends through the anticipated closing date of this offering) upon completion of this offering;

•	the use of approximately $5.1 million of our proceeds from this offering to redeem 50,410 shares of our outstanding Series A preferred stock upon completion of this offering; and

•	the exchange of the remaining 812,514 shares of our outstanding Series A preferred stock (plus accrued but unpaid dividends through the anticipated closing date of this offering) for 9,120,948 shares of common stock upon completion of this offering.

FORWARD-LOOKING STATEMENTS
      Some of the statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus may include forward-looking statements. These statements reflect the current views of our senior management with respect to future events and our financial performance. These statements include forward-looking statements with respect to our business and the insurance industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.
      Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

•	greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;

•	changes in rating agency policies or practices;

•	the cyclical nature of the workers’ compensation insurance industry;

•	changes in the availability, cost or quality of reinsurance and the failure of our reinsurers to pay claims in a timely manner or at all;

•	negative developments in the workers’ compensation insurance industry;

•	decreased level of business activity of our policyholders;

•	decreased demand for our insurance;

•	increased competition on the basis of coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings and reputation;

•	changes in regulations or laws applicable to us, our policyholders or the agencies that sell our insurance;

•	changes in legal theories of liability under our insurance policies;

•	developments in capital markets that adversely affect the performance of our investments;

•	loss of the services of any of our senior management or other key employees;

•	the effects of U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts; and

•	changes in general economic conditions, including interest rates, inflation and other factors.
      The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

USE OF PROCEEDS
      We estimate that our net proceeds from this offering will be approximately $63.7 million, after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to retain approximately $53.5 million of our net proceeds from this offering. Approximately $45 million of this amount will be contributed to our insurance company subsidiaries promptly following completion of this offering. The remaining $8.5 million will be used to make additional capital contributions to our insurance company subsidiaries as necessary to support our anticipated growth and for general corporate purposes, including to pay interest on our outstanding subordinated notes and to fund other holding company operations. We will use approximately $5.1 million of our net proceeds to redeem approximately 50,410 shares of our Series A preferred stock and approximately $5.1 million to redeem all of our outstanding shares of Series E preferred stock.
DIVIDEND POLICY
      We currently intend to retain any future earnings to finance our operations and growth. As a result, we do not expect to pay any cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual, regulatory or other restrictions on the payment of dividends by our subsidiaries to AMERISAFE, and other factors that our board of directors deems relevant.
      AMERISAFE is a holding company and has no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries to pay dividends to us. Our insurance company subsidiaries are regulated insurance companies and therefore are subject to significant regulatory restrictions limiting their ability to declare and pay dividends.
      Our ability to pay dividends is also subject to restrictions set forth in our articles of incorporation, which prohibit us from paying dividends on our common stock (other than in additional shares of common stock) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. If holders of our convertible preferred stock consent to the payment of a dividend by us, we must pay a dividend to the holders of our convertible preferred stock on an as-converted to common stock basis equal to the dividend we pay to holders of our common stock.
      For additional information regarding restrictions on the payment of dividends by us and our insurance company subsidiaries, see “Business—Regulation—Dividend Limitations.”

CAPITALIZATION
      The table below sets forth our consolidated capitalization as of September 30, 2005 on an actual basis and on an as adjusted basis giving effect to:

•	the sale of 8,000,000 shares of common stock in this offering at the initial public offering price of $9.00 per share and after deducting underwriting discounts and commissions and our estimated offering expenses;

•	the use of approximately $5.1 million of our proceeds from this offering to redeem all of our outstanding Series E preferred stock (including accrued but unpaid dividends through the anticipated closing date of the offering) upon completion of this offering;

•	the use of approximately $5.1 million of our proceeds from this offering to redeem 50,410 shares of our outstanding Series A preferred stock upon completion of this offering;

•	the exchange of the remaining 812,514 shares of our outstanding Series A preferred stock (plus accrued but unpaid dividends through the anticipated closing date of the offering) for 9,120,948 shares of common stock upon completion of this offering; and

•	3,332 shares of restricted stock that we intend to grant to our non-employee directors upon completion of this offering.

	As of September 30, 2005

	Actual	As Adjusted

	(Unaudited)
	(In thousands, except
	share data)
Subordinated debt securities	$36,090	$36,090
Redeemable preferred stock:
Series A preferred stock, par value $0.01 per share, $100 per share redemption value, 1,500,000 shares authorized; 862,924 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	86,292	—
Series C convertible preferred stock, par value $0.01 per share, $100 per share redemption value, 300,000 shares authorized; 300,000 shares issued and outstanding, actual and as adjusted	30,000	30,000
Series D convertible preferred stock, par value $0.01 per share, $100 per share redemption value, 200,000 shares authorized; 200,000 shares issued and outstanding, actual and as adjusted	20,000	20,000

Total redeemable preferred stock	136,292	50,000
Shareholders’ deficit:
Series E preferred stock, par value $0.01 per share, $100 per share redemption value, 500,000 shares authorized; 45,308 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	4,531	—
Common stock, par value $0.01 per share, 50,000,000 shares authorized; 299,774 shares issued and outstanding, actual; 17,424,054 shares issued and outstanding, as adjusted	3	174
Additional paid-in capital	—	145,657
Deferred stock-based compensation	—	(30)
Retained deficit	(58,299)	(59,750)
Accumulated other comprehensive income	6,796	6,796

Total shareholders’ equity (deficit)	(46,969)	92,847

Total capitalization	$125,413	$178,937

DILUTION
      Our net tangible book value as of September 30, 2005 is presented below on a pro forma basis, assuming:

•	the use of approximately $5.1 million of our proceeds from this offering to redeem all of our outstanding Series E preferred stock (including accrued but unpaid dividends through the anticipated closing date of this offering) upon completion of this offering;

•	the use of $5.1 million of our proceeds from this offering to redeem 50,410 shares of our outstanding Series A preferred stock upon completion of this offering;

•	the exchange of the remaining 812,514 shares of our outstanding Series A preferred stock (plus accrued but unpaid dividends through the anticipated closing date of this offering) for 9,120,948 shares of our common stock; and

•	the issuance of 3,332 shares of restricted stock to our non-employee directors upon completion of this offering.
      As of September 30, 2005, our pro forma net tangible book value was $29.1 million, or $3.09 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding plus 9,120,948 shares of common stock to be issued in exchange for our Series A preferred stock and 3,332 shares of common stock to be issued to our non-employee directors. After giving effect to the issuance of 8,000,000 shares of our common stock at the initial public offering price of $9.00 per share and the application of the estimated net proceeds therefrom, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of September 30, 2005 would have been $92.8 million, or $5.33 per share of common stock. This amount represents an immediate increase of $2.24 per share to our existing shareholders and an immediate dilution of $3.67 per share from the initial public offering price of $9.00 per share issued to new investors purchasing shares offered hereby. The table below illustrates this per share dilution:

Initial public offering price per share		$9.00
Pro forma net tangible book value per share as of September 30, 2005	$3.09
Increase in pro forma net tangible book value per share attributable to this offering	$2.24

Pro forma net tangible book value per share after this offering		$5.33

Dilution per share to new investors		$3.67

      Assuming the conversion of all outstanding shares of our convertible preferred stock at a conversion price of $20.58, which will be the conversion price upon completion of this offering, our pro forma net tangible book value as of September 30, 2005 would be $7.20.

      The table below sets forth, as of September 30, 2005, the number of shares of our common stock issued (assuming the use of approximately $5.1 million to redeem all of our outstanding Series E preferred stock (including accrued but unpaid dividends through the anticipated closing date of this offering), the use of approximately $5.1 million to redeem 50,410 shares of our outstanding Series A preferred stock, the exchange of the remaining shares of our outstanding Series A preferred stock (plus accrued but unpaid dividends through the anticipated closing date of this offering) for 9,120,948 shares of our common stock, and the issuance of 3,332 shares of restricted stock to our non-employee directors upon completion of this offering), the total consideration paid and the average price per share paid by (a) our existing shareholders, and (b) our new investors, after giving effect to the issuance of 8,000,000 shares of common stock in this offering at the initial public offering price of $9.00 per share, before deducting underwriting discounts and commissions and our estimated offering expenses.

	Shares Issued		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders	9,424,054	54.1%	$29,137,000	28.8%	$3.09
New investors	8,000,000	45.9%	72,000,000	71.2%	9.00

Total	17,424,054	100.0%	101,137,000	100.0%	5.80

      This table does not give effect to:

•	2,429,541 shares issuable upon conversion of our outstanding convertible preferred stock. Following completion of this offering, the conversion price of our convertible preferred stock will be $20.58, subject to adjustment in certain circumstances;

•	1,548,500 shares that may be issued pursuant to stock options we intend to grant to our executive officers and other employees upon completion of this offering, at an exercise price equal to the initial public offering price; and

•	398,168 additional shares available for future issuance under our equity incentive plans.

SELECTED FINANCIAL INFORMATION
      The following income statement data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 were derived from our consolidated financial statements included elsewhere in this prospectus. The income statement data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 were derived from our audited consolidated financial statements, which are not included in this prospectus. The income statement data for the nine-month periods ended September 30, 2004 and 2005 and the balance sheet data as of September 30, 2004 and 2005 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except share and per share data)
Income Statement Data
Gross premiums written	$345,027	$204,752	$185,093	$223,590	$264,962	$214,248	$231,182
Ceded premiums written	(80,076)	(49,342)	(26,563)	(27,600)	(21,951)	(16,100)	(14,930)

Net premiums written	$264,951	$155,410	$158,530	$195,990	$243,011	$198,148	$216,252

Net premiums earned	$187,106	$170,782	$163,257	$179,847	$234,733	$172,417	$189,370
Net investment income	9,372	9,935	9,419	10,106	12,217	8,660	11,985
Net realized gains (losses) on investments	(773)	491	(895)	316	1,421	543	1,337
Fee and other income	2,520	1,367	2,082	462	589	389	426

Total revenues	198,225	182,575	173,863	190,731	248,960	182,009	203,118

Loss and loss adjustment expenses incurred	109,536	123,386	121,062	129,250	174,186	128,304	155,625
Underwriting and certain other operating costs(1)	23,334	23,364	22,674	23,062	28,987	21,128	24,478
Commissions	16,121	14,351	9,189	11,003	14,160	10,556	11,869
Salaries and benefits	20,253	17,148	16,541	15,037	15,034	11,367	10,068
Interest expense	797	735	498	203	1,799	1,215	2,061
Policyholder dividends	7,156	2,717	156	736	1,108	930	451

Total expenses	177,197	181,701	170,120	179,291	235,274	173,500	204,552

Income (loss) before taxes	21,028	874	3,743	11,440	13,686	8,509	(1,434)
Income tax expense (benefit)	7,001	(395)	(1,438)	2,846	3,129	1,763	(1,960)

Net income	14,027	1,269	5,181	8,594	10,557	6,746	526

Payment-in-kind preferred dividends	(8,229)	(8,820)	(9,453)	(10,133)	(9,781)	(7,481)	(7,142)

Net income (loss) available to common shareholders	$5,798	$(7,551)	$(4,272)	$(1,539)	$776	$(735)	$(6,616)

Portion allocable to common shareholders(2)	65.3%	100.0%	100.0%	100.0%	70.2%	100.0%	100.0%
Net income (loss) allocable to common shareholders	$3,784	$(7,551)	$(4,272)	$(1,539)	$545	$(735)	$(6,616)

Diluted earnings per common share equivalent	$12.62	$(41.93)	$(23.72)	$(8.55)	$2.14	$(3.67)	$(22.07)
Diluted weighted average of common share equivalents outstanding	299,974	180,125	180,125	180,125	255,280	200,301	299,774

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

Selected Insurance Ratios
Current accident year loss ratio(3)	57.1%	66.9%	71.8%	70.6%	68.5%	65.9%	70.6%
Prior accident year loss ratio(4)	1.4%	5.3%	2.4%	1.3%	5.7%	8.5%	11.6%

Net loss ratio	58.5%	72.2%	74.2%	71.9%	74.2%	74.4%	82.2%

Net underwriting expense ratio(5)	31.9%	32.1%	29.7%	27.3%	24.8%	25.0%	24.5%
Net dividend ratio(6)	3.8%	1.6%	0.1%	0.4%	0.5%	0.5%	0.2%
Net combined ratio(7)	94.2%	105.9%	104.0%	99.6%	99.5%	99.9%	106.9%

	As of December 31,					As of September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Balance Sheet Data
Cash and cash equivalents	$44,914	$44,270	$44,677	$49,815	$25,421	$52,780	$28,843
Investments	145,439	148,305	205,315	257,729	364,868	313,677	469,316
Amounts recoverable from reinsurers	327,172	298,451	214,342	211,774	198,977	201,856	122,774
Premiums receivable, net	122,450	104,907	95,291	108,380	114,141	133,632	140,061
Deferred income taxes	11,807	14,716	11,372	12,713	15,624	17,149	23,232
Deferred policy acquisition costs	14,038	11,077	9,505	11,820	12,044	13,808	18,189
Deferred charges	3,681	2,588	1,997	2,987	3,054	3,670	3,601
Total assets	685,308	645,474	603,801	678,608	754,187	756,396	830,308
Reserves for loss and loss adjustment expenses	379,824	383,032	346,542	377,559	432,880	420,785	469,894
Unearned premiums	107,418	92,047	87,319	103,462	111,741	129,193	138,623
Insurance-related assessments	25,522	25,964	23,743	26,133	29,876	29,369	33,847
Debt	9,500	9,000	8,000	16,310	36,090	36,090	36,090
Redeemable preferred stock(8)	112,061	116,520	121,300	126,424	131,916	130,507	136,292
Shareholders’ deficit(9)	(26,913)	(10,980)	(25,100)	(20,652)	(42,862)	(46,338)	(46,969)

(1)	Includes policy acquisition expenses, such as assessments, premium taxes and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2)	Reflects the participation rights of the Series C and Series D convertible preferred stock. See Note 15 to our audited financial statements.

(3)	The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year’s net premiums earned.

(4)	The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year’s net premiums earned.

(5)	The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries and benefits by the current year’s net premiums earned.

(6)	The net dividend ratio is calculated by dividing policyholder dividends by the current year’s net premiums earned.

(7)	The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(8)	Includes our Series A preferred stock and Series C and Series D convertible preferred stock, each of which is mandatorily redeemable upon the occurrence of certain events that are deemed to be outside the control of our company.

(9)	In 1997, we entered into a recapitalization transaction with Welsh Carson that resulted in a $164.2 million charge to retained earnings. See Note 1 to our audited financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks, uncertainties and other factors described under the caption “Risk Factors.” These factors could cause our actual results in 2005 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-Looking Statements.”
Overview
      AMERISAFE is a holding company that markets and underwrites workers’ compensation insurance through its subsidiaries. Workers’ compensation insurance covers statutorily prescribed benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our business strategy is focused on providing this coverage to small to mid-sized employers engaged in hazardous industries, principally construction, trucking and logging. Employers engaged in hazardous industries pay substantially higher than average rates for workers’ compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target employers. Hazardous industry employers also tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. We provide proactive safety reviews of employers’ workplaces. These safety reviews are a vital component of our underwriting process and also promote safer workplaces. We utilize intensive claims management practices that we believe permit us to reduce the overall cost of our claims. In addition, our audit services ensure that our policyholders pay the appropriate premiums required under the terms of their policies and enable us to monitor payroll patterns or aberrations that cause underwriting, safety or fraud concerns. We believe that the higher premiums typically paid by our policyholders, together with our disciplined underwriting and safety, claims and audit services, provide us with the opportunity to earn attractive returns on equity.
      We actively market our insurance in 27 states and the District of Columbia through independent agencies, as well as through our wholly owned insurance agency subsidiary. We are also licensed in an additional 18 states and the U.S. Virgin Islands.
      One of the key financial measures that we use to evaluate our operating performance is return on average equity. We calculate return on average equity by dividing net income by the average of shareholders’ equity (deficit) plus redeemable preferred stock. Our return on average equity was 5.1% in 2002, 8.5% in 2003 and 10.8% in 2004. Our return on average equity for the nine months ended September 30, 2005 was 0.8%. Our overall financial objective is to produce a return on equity of at least 15% over the long-term. We target producing a combined ratio of 95% or lower while maintaining optimal operating leverage in our insurance subsidiaries that is commensurate with our A.M. Best rating objective. Our combined ratio was 104% in 2002, 99.6% in 2003, 99.5% in 2004 and 106.9% for the nine months ended September 30, 2005.
      Investment income is an important part of our business. Because the period of time between our receipt of premiums and the ultimate settlement of claims is often several years or longer, we are able to invest cash from premiums for significant periods of time. As a result, we are able to generate more investment income from our premiums as compared to insurance companies that operate in many other lines of business. From December 31, 2001 to September 30, 2005, our investment portfolio, including cash and cash equivalents, increased from $192.6 million to $498.2 million and produced net investment income of $9.4 million in 2002, $10.1 million in 2003, $12.2 million in 2004 and $12.0 million in the nine months ended September 30, 2005. In the third quarter of 2005, we received a $61.3 million payment from one of our reinsurers pursuant to a commutation agreement. These funds were contributed to our investment portfolio.
      The use of reinsurance is an important component of our business strategy. We purchase reinsurance to protect us from the impact of large losses. Our reinsurance program for 2005 includes ten reinsurers that provide coverage to us in excess of a certain specified loss amount, or retention level. Under our reinsurance program, we pay our reinsurers a percentage of our gross premiums earned and, in turn, the reinsurers assume an allocated portion of losses for the accident year. Under our current reinsurance program, we retain the first $1.0 million of each loss occurrence. For losses between $1.0 million and $5.0 million, we have an annual aggregate deductible of approximately $5.6 million. After the deductible is satisfied, we retain 10.0% of each loss occurrence between $1.0 million and $5.0 million. As losses are incurred and recorded, we record amounts recoverable from reinsurers for the portion of the losses ceded to our reinsurers.
      With limited exceptions, we historically have retained a significant amount of losses under our reinsurance programs. From 1998 through 2000, we substantially lowered our retention to approximately $18,000 per loss occurrence, which means that we ceded a greater portion of our premiums to our reinsurers. The effect of these lower retention levels was a significant increase in the amount of estimated losses assumed by our reinsurers. In addition, our amounts recoverable from reinsurers increased, reaching a high of $360.9 million at April 30, 2001. In 2001 and 2002, we increased our retention level to $500,000. In 2003, we increased our retention to $500,000 plus 20% of each loss occurrence between $500,000 and $5.0 million. In 2004, we further increased our retention level to $1.0 million. In addition, for losses between $1.0 million and $2.0 million, we had an annual aggregate deductible of approximately $300,000 and, after we satisfied the deductible, retained 10% of each loss occurrence. For losses between $2.0 million and $5.0 million, we had an annual aggregate deductible of approximately $1.3 million and, after we satisfied the deductible, retained 20% of each loss occurrence. As described below under “—Liquidity and Capital Resources,” effective as of June 30, 2005, we entered into a commutation agreement with one of our reinsurers. Pursuant to this agreement, we released this reinsurer from all liabilities to us under certain reinsurance agreements in exchange for a cash payment of $61.3 million. As a result of increases in our retention levels, the commutation agreement and collections from our reinsurers in the normal course of business, our amounts recoverable from reinsurers have decreased to $122.8 million as of September 30, 2005.
      Our most significant balance sheet liability is our reserve for loss and loss adjustment expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Reserves are based on estimates of the most likely ultimate cost of individual claims. These estimates are inherently uncertain. Judgment is required to determine the relevance of our historical experience and industry information under current facts and circumstances. The interpretation of this historical and industry data can be impacted by external forces, principally frequency and severity of future claims, length of time to achieve ultimate settlement of claims, inflation of medical costs and wages, insurance policy coverage interpretations, jury determinations and legislative changes. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes would be reflected in our results of operations during the period in which they are made, with increases in our reserves resulting in decreases in our earnings. We increased our estimates for prior year loss reserves by $3.9 million in 2002, $2.3 million in 2003, $13.4 million in 2004 and $8.7 million in the nine months ended September 30, 2005. We also recorded a $13.2 million loss in connection with our commutation with Converium in the nine months ended September 30, 2005. These increased estimates and the commutation decreased our net income approximately $2.5 million in 2002, $1.5 million in 2003, $8.7 million in 2004 and $14.2 million in the nine months ended September 30, 2005.

      The workers’ compensation insurance industry is cyclical in nature and influenced by many factors, including price competition, medical cost increases, natural and man-made disasters, changes in interest rates, changes in state laws and regulations and general economic conditions. A hard market cycle in our industry is characterized by decreased competition that results in higher premium rates, more restrictive policy coverage terms and lower commissions paid to agencies. In contrast, a soft market cycle is characterized by increased competition that results in lower premium rates, expanded policy coverage terms and higher commissions paid to agencies. We believe that the workers’ compensation insurance industry is slowly transitioning to a more competitive market environment. Our strategy across market cycles is to maintain premium rates, deploy capital judiciously, manage our expenses and focus on underserved markets within our target industries that we believe will provide opportunities for greater returns.
Principal Revenue and Expense Items
      Our revenues consist primarily of the following:
      Net Premiums Earned. Net premiums earned is the earned portion of our net premiums written. Net premiums written is equal to gross premiums written less premiums ceded to reinsurers. Gross premiums written includes the estimated annual premiums from each insurance policy we write in our voluntary and assigned risk businesses during a reporting period based on the policy effective date or the date the policy is bound, whichever is later, as well as premiums from mandatory pooling arrangements.
      Premiums are earned on a daily pro rata basis over the term of the policy. At the end of each reporting period, premiums written that are not earned are classified as unearned premiums and are earned in subsequent periods over the remaining term of the policy. Our insurance policies typically have a term of one year. Thus, for a one-year policy written on July 1, 2004 for an employer with constant payroll during the term of the policy, we would earn half of the premiums in 2004 and the other half in 2005.
      Net Investment Income and Net Realized Gains and Losses on Investments. We invest our statutory surplus funds and the funds supporting our insurance liabilities in fixed maturity and equity securities. In addition, a portion of these funds are held in cash and cash equivalents to pay current claims. Our net investment income includes interest and dividends earned on our invested assets. We assess the performance of our investment portfolio using a standard tax equivalent yield metric. Investment income that is tax-exempt is grossed up by our marginal federal tax rate of 35% to express yield on tax-exempt securities on the same basis as taxable securities. Net realized gains and losses on our investments are reported separately from our net investment income. Net realized gains occur when our investment securities are sold for more than their costs or amortized costs, as applicable. Net realized losses occur when our investment securities are sold for less than their costs or amortized costs, as applicable, or are written down as a result of an other-than-temporary impairment. We classify all of our fixed maturity securities, other than redeemable preferred stock, as held-to-maturity, and all of our equity securities and redeemable preferred stock as available-for-sale. Net unrealized gains (losses) on our equity securities and redeemable preferred stock are reported separately within accumulated other comprehensive income on our balance sheet.
      Fee and Other Income. We recognize commission income earned on policies issued by other carriers that are sold by our wholly owned insurance agency subsidiary as the related services are performed. We also recognize a small portion of interest income from mandatory pooling arrangements in which we participate.
      Our expenses consist primarily of the following:
      Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred represents our largest expense item and, for any given reporting period, includes estimates of future claim payments, changes in those estimates from prior reporting periods and costs associated with investigating, defending and servicing claims. These expenses fluctuate based on the amount and types of risks we insure. We record loss and loss adjustment expenses related to estimates of future claim payments based on case-by-case valuations and statistical analyses. We seek to establish all reserves at the most likely ultimate exposure based on our historical claims experience. It is typical for our more serious claims to take several years to settle and we revise our estimates as we receive additional information about the condition of injured employees. Our ability to estimate loss and loss adjustment expenses accurately at the time of pricing our insurance policies is a critical factor in our profitability.
      Underwriting and Certain Other Operating Costs. Underwriting and certain other operating costs are those expenses that we incur to underwrite and maintain the insurance policies we issue. These expenses include state and local premium taxes and fees and other operating costs, offset by commissions we receive from reinsurers under our reinsurance treaty program. We pay state and local taxes, licenses and fees, assessments and contributions to state workers’ compensation security funds based on premiums. In addition, other operating costs include general and administrative expenses, excluding commissions and salaries and benefits, incurred at both the insurance company and corporate levels.
      Commissions. We pay commissions to the independent agencies that sell our insurance based on premiums collected from policyholders.
      Salaries and Benefits. We pay salaries and provide benefits to our employees.
      Policyholder Dividends. In limited circumstances, we pay dividends to policyholders in particular states as an underwriting incentive.
      Interest Expense. Interest expense represents amounts we incur on our outstanding indebtedness at the then-applicable interest rate.
      Income Tax Expense. We incur federal, state and local income tax expense.
Critical Accounting Policies
      It is important to understand our accounting policies in order to understand our financial statements. Management considers some of these policies to be very important to the presentation of our financial results because they require us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of our assets, liabilities, revenues and expenses and the related disclosures. Some of the estimates result from judgments that can be subjective and complex and, consequently, actual results in future periods might differ from these estimates.
      Management believes that the most critical accounting policies relate to the reporting of reserves for loss and loss adjustment expenses, including losses that have occurred but have not been reported prior to the reporting date, amounts recoverable from reinsurers, assessments, deferred policy acquisition costs, deferred income taxes and the impairment of investment securities.
      The following is a description of our critical accounting policies.
      Reserves for Loss and Loss Adjustment Expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Our reserves for loss and loss adjustment expenses are estimated using case-by-case valuations and statistical analyses.
      In establishing these estimates, we make various assumptions regarding a number of factors, including frequency and severity of claims, length of time to achieve ultimate settlement of claims, projected inflation of medical costs and wages, insurance policy coverage interpretations and judicial determinations. Due to the inherent uncertainty associated with these estimates, and the cost of incurred but unreported claims, our actual liabilities may be different from our original estimates. On a quarterly basis, we review our reserves for loss and loss adjustment expenses to determine whether further adjustments are required. Any resulting adjustments are included in the current period’s results. In establishing our reserves, we do not use loss discounting, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income. Additional information regarding our reserves for loss and loss adjustment expenses can be found in “Business—Loss Reserves.”
      Amounts Recoverable from Reinsurers. Amounts recoverable from reinsurers represent the portion of our paid and unpaid loss and loss adjustment expenses that are assumed by reinsurers. These amounts are separately reported on our balance sheet as assets and do not reduce our reserves for loss and loss adjustment expenses because reinsurance does not relieve us of liability to our policyholders. We are required to pay claims even if a reinsurer fails to pay us under the terms of a reinsurance contract. We calculate amounts recoverable from reinsurers based on our estimates of the underlying loss and loss adjustment expenses, as well as the terms and conditions of our reinsurance contracts, which could be subject to interpretation. In addition, we bear credit risk with respect to our reinsurers, which can be significant because some of the unpaid loss and loss adjustment expenses for which we have reinsurance coverage remain outstanding for extended periods of time.
      Assessments. We are subject to various assessments and premium surcharges related to our insurance activities, including assessments and premium surcharges for state guaranty funds and second injury funds. Assessments based on premiums are generally paid one year after the calendar year in which the policies are written. Assessments based on losses are generally paid within one year of when claims are paid by us. State guaranty fund assessments are used by state insurance oversight agencies to pay claims of policyholders of impaired, insolvent or failed insurance companies and the operating expenses of those agencies. Second injury funds are used by states to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. In some states, these assessments and premium surcharges may be partially recovered through a reduction in future premium taxes.
      Deferred Policy Acquisition Costs. We defer commission expenses, premium taxes and certain marketing, sales, underwriting and safety costs that vary with and are primarily related to the acquisition of insurance policies. These acquisition costs are capitalized and charged to expense ratably as premiums are earned. In calculating deferred policy acquisition costs, these costs are limited to their estimated realizable value, which gives effect to the premiums to be earned, anticipated losses and settlement expenses and certain other costs we expect to incur as the premiums are earned, less related net investment income. Judgments as to the ultimate recoverability of these deferred policy acquisition costs are highly dependent upon estimated future profitability of unearned premiums. If the unearned premiums were less than our expected claims and expenses after considering investment income, we would reduce the deferred costs.
      Deferred Income Taxes. We use the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a tax rate change impacts our net income or loss in the reporting period that includes the enactment date of the tax rate change.
      In assessing whether our deferred tax assets will be realized, management considers whether it is more likely than not that we will generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. If necessary, we establish a valuation allowance to reduce the deferred tax assets to the amounts that are more likely than not to be realized.
      Impairment of Investment Securities. Impairment of an investment security results in a reduction of the carrying value of the security and the realization of a loss when the fair value of the security declines below our cost or amortized cost, as applicable, for the security and the impairment is deemed to be other-than-temporary. We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. We consider various factors in determining if a decline in the fair value of an individual security is other-than-temporary. Some of the factors we consider include:

•	how long and by how much the fair value of the security has been below its cost;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;

•	our intent and ability to keep the security for a sufficient time period for it to recover its value;

•	any downgrades of the security by a rating agency; and

•	any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

Results of Operations
      The table below summarizes certain operating results and key measures we use in monitoring and evaluating our operations.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
Income Statement Data
Gross premiums written	$185,093	$223,590	$264,962	$214,248	$231,182
Ceded premiums written	(26,563)	(27,600)	(21,951)	(16,100)	(14,930)

Net premiums written	$158,530	$195,990	$243,011	$198,148	$216,252

Net premiums earned	$163,257	$179,847	$234,733	$172,417	$189,370
Net investment income	9,419	10,106	12,217	8,660	11,985
Net realized gains (losses) on investments	(895)	316	1,421	543	1,337
Fee and other income	2,082	462	589	389	426

Total revenues	173,863	190,731	248,960	182,009	203,118

Loss and loss adjustment expenses incurred	121,062	129,250	174,186	128,304	155,625
Underwriting and certain other operating costs(1)	22,674	23,062	28,987	21,128	24,478
Commissions	9,189	11,003	14,160	10,556	11,869
Salaries and benefits	16,541	15,037	15,034	11,367	10,068
Interest expense	498	203	1,799	1,215	2,061
Policyholder dividends	156	736	1,108	930	451

Total expenses	170,120	179,291	235,274	173,500	204,552

Income (loss) before taxes	3,743	11,440	13,686	8,509	(1,434)
Income tax expense (benefit)	(1,438)	2,846	3,129	1,763	(1,960)

Net income (loss)	$5,181	$8,594	$10,557	$6,746	$526

Selected Insurance Ratios
Current accident year loss ratio(2)	71.8%	70.6%	68.5%	65.9%	70.6%
Prior accident year loss ratio(3)	2.4%	1.3%	5.7%	8.5%	11.6%

Net loss ratio	74.2%	71.9%	74.2%	74.4%	82.2%

Net underwriting expense ratio(4)	29.7%	27.3%	24.8%	25.0%	24.5%
Net dividend ratio(5)	0.1%	0.4%	0.5%	0.5%	0.2%
Net combined ratio(6)	104.0%	99.6%	99.5%	99.9%	106.9%

	As of December 31,			As of September 30,

	2002	2003	2004	2004	2005

	(In thousands			) (Unaudited)
Balance Sheet Data
Cash and cash equivalents	$44,677	$49,815	$25,421	$52,780	$28,843
Investments	205,315	257,729	364,868	313,677	469,316
Amounts recoverable from reinsurers	214,342	211,774	198,977	201,856	122,774
Premiums receivable, net	95,291	108,380	114,141	133,632	140,061
Deferred income taxes	11,372	12,713	15,624	17,149	23,232
Deferred policy acquisition costs	9,505	11,820	12,044	13,808	18,189
Deferred charges	1,997	2,987	3,054	3,670	3,601
Total assets	603,801	678,608	754,187	756,396	830,308
Reserves for loss and loss adjustment expenses	346,542	377,559	432,880	420,785	469,894
Unearned premiums	87,319	103,462	111,741	129,193	138,623
Insurance-related assessments	23,743	26,133	29,876	29,369	33,847
Debt	8,000	16,310	36,090	36,090	36,090
Redeemable preferred stock(7)	121,300	126,424	131,916	130,507	136,292
Shareholders’ deficit(8)	(25,100)	(20,652)	(42,862)	(46,338)	(46,969)

(1)	Includes policy acquisition expenses, such as assessments, premium taxes and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2)	The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year’s net premiums earned.

(3)	The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year’s net premiums earned.

(4)	The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries and benefits by the current year’s net premiums earned.

(5)	The net dividend ratio is calculated by dividing policyholder dividends by the current year’s net premiums earned.

(6)	The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(7)	Includes our Series A preferred stock and Series C and Series D convertible preferred stock, each of which is mandatorily redeemable upon the occurrence of certain events that are deemed to be outside the control of our company.

(8)	In 1997, we entered into a recapitalization transaction with Welsh Carson that resulted in a $164.2 million charge to retained earnings. See Note 1 to our audited financial statements.
Overview of Operating Results

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
      Gross Premiums Written. Gross premiums written for the nine months ended September 30, 2005 were $231.2 million, compared to $214.2 million for the same period in 2004, an increase of 7.9%. The increase was attributable primarily to a $9.6 million increase in annual premiums on policies written during the period, a $4.1 million increase in premiums resulting from payroll audits and related premium adjustments and a $3.1 million increase in assigned risk premiums.
      Net Premiums Written. Net premiums written for the nine months ended September 30, 2005 were $216.3 million, compared to $198.1 million for the same period in 2004, an increase of 9.1%. The increase was attributable to growth in gross premiums written and a decrease in premiums ceded to reinsurers from $16.1 million for the nine months ended September 30, 2004 to $14.9 million for the same period in 2005 resulting from increased retention levels under our reinsurance treaty program in 2005 as compared to 2004. Ceded premiums as a percentage of gross premiums written were 6.5% for the nine months ended September 30, 2005 compared to 7.5% for the same period in 2004.
      Net Premiums Earned. Net premiums earned for the nine months ended September 30, 2005 were $189.4 million, compared to $172.4 million for the same period in 2004, an increase of 9.8%. This increase was primarily the result of an increase in premiums written during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, which resulted in higher premiums earned in the nine months ended September 30, 2005 compared to the same period in 2004.
      Net Investment Income. Net investment income for the nine months ended September 30, 2005 was $12.0 million, compared to $8.7 million for the same period in 2004, an increase of 38.4%. The change was attributable to an increase in our investment portfolio, including cash and cash equivalents, from an average of $337.0 million for the nine months ended September 30, 2004 to an average of $444.2 million for the nine months ended September 30, 2005, an increase of 31.8%. Also contributing to this change was the increase in the tax-equivalent yield on our investment portfolio from 3.7% per annum for the nine months ended September 30, 2004, to 4.8% per annum for the nine months ended September 30, 2005.
      Net Realized Gains on Investments. Net realized gains on investments for the nine months ended September 30, 2005 totaled $1.3 million, compared to $543,000 for the same period in 2004. The increase was attributable to the timing of the sale of equity securities in accordance with our investment guidelines.
      Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred totaled $155.6 million for the nine months ended September 30, 2005, as compared to $128.3 million for the nine months ended September 30, 2004, an increase of $27.3 million, or 21.3%. Increases in our reserves resulting from our commutation with Converium, and reserve strengthening for prior accident years, accounted for $21.9 million, or 80.1%, of this increase. During the nine-month period ended September 30, 2005, we performed an analysis of our loss and loss adjustment expenses, which resulted in an increase of our loss reserves related to prior accident years of $8.7 million, net of reinsurance. As part of this analysis, we determined that the amount recoverable from Converium was $6.5 million higher than we had previously estimated, which increased our loss and loss adjustment expenses incurred. Our net loss ratio was 82.2% in the nine-month period ended September 30, 2005 compared to 74.4% in the same period of 2004.
      Underwriting and Certain Other Operating Costs, Commissions and Salaries and Benefits. Underwriting and certain other operating costs, commissions and salaries and benefits for the nine months ended September 30, 2005 were $46.4 million, compared to $43.1 million for the same period in 2004, an increase of 7.8%. This increase was attributable to a $445,000 increase in bad debt expense and a $569,000 increase in premium taxes, as well as a $2.6 million decrease in our reinsurance commissions which reinsurance commissions act as an offset to underwriting expenses. Commissions increased 12.4% and salaries and benefits decreased 11.4% as a result of the transfer of our employee insurance agents to our insurance agency subsidiary in January 2005, and the corresponding change in their compensation from salary to commission expense. Our underwriting expense ratio decreased from 25.0% for the nine months ended September 30, 2004 to 24.5% for the same period in 2005.

      Interest expense. Interest expense for the nine months ended September 30, 2005 was $2.1 million, compared to $1.2 million for the same period in 2004. Our weighted average borrowings increased to $36.1 million for the first nine months of 2005 from $29.5 million for the first nine months of 2004. The increase in weighted average borrowings was attributable to the issuance of $25.8 million of subordinated notes in April 2004, the proceeds of which were used to redeem outstanding shares of our Series E preferred stock. In addition, our weighted average interest rate increased to 7.0% per annum for the nine months ended September 30, 2005 from 4.5% per annum for the same period in 2004.
      Income tax expense (benefit). Our income tax benefit for the nine months ended September 30, 2005 was $2.0 million, compared to income tax expense of $1.8 million for the same period in 2004. The change from income tax expense to benefit resulted from our pre-tax loss for the nine months ended September 30, 2005, as compared to our pre-tax income for the same period in 2004, as well as increases in tax-exempt interest and deductions for dividends for the nine months ended September 30, 2005 as compared to the same period in 2004.
     Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Gross Premiums Written. Gross premiums written for the year ended December 31, 2004 were $265.0 million, compared to $223.6 million in 2003, an increase of 18.5%. The increase was attributable primarily to a $26.9 million increase in annual premiums on policies written during the period, a $10.6 million increase in premiums resulting from payroll audits and related premium adjustments and a $3.5 million increase in assumed premiums from mandatory pooling arrangements.
      Net Premiums Written. Net premiums written for the year ended December 31, 2004 were $243.0 million, compared to $196.0 million for the same period in 2003, an increase of 24.0%. The increase was attributable to growth in gross premiums written and a decrease in premiums ceded to reinsurers from $27.6 million in 2003 to $22.0 million in 2004 resulting from increased retention levels under our reinsurance treaty program in 2004 as compared to 2003. As a percentage of gross premiums written, ceded premiums were 8.3% in 2004 compared to 12.3% in 2003.
      Net Premiums Earned. Net premiums earned for the year ended December 31, 2004 were $234.7 million, compared to $179.8 million for the same period in 2003, an increase of 30.5%. The increase was attributable to the growth in net premiums written and an increase in the amount of premiums written in the first half of 2004 as compared to the first half of 2003.
      Net Investment Income. Net investment income for the year ended December 31, 2004 was $12.2 million, compared to $10.1 million for the same period in 2003, an increase of 20.9%. The increase was attributable to the growth in our investment portfolio from an average of $278.8 million in 2003 to an average of $348.9 million in 2004, an increase of 25.2%. The growth in our investment portfolio resulted primarily from our cash flows from operations, which totaled $91.9 million in 2004. In addition, the tax-equivalent yield on our investment portfolio increased to 4.2% per annum for the year ended December 31, 2004 to 4.0% per annum for 2003.
      Net Realized Gains on Investments. Net realized gains on investments for the year ended December 31, 2004 totaled $1.4 million, compared to $316,000 for the same period in 2003. The increase was due to $1.2 million in gains from the sale of equity securities in our investment portfolio.
      Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred increased to $174.2 million for the year ended December 31, 2004 from $129.3 million for the year ended December 31, 2003, an increase of 34.8%. The increase resulted from a growth in net premiums earned of 30.5%, and an increase in loss and loss adjustment expenses incurred of $13.4 million for prior accident years. The increase for prior accident years related primarily to the 2002 accident year, which increased by $9.4 million. The unfavorable development in 2002 was the result of adverse development in certain existing claims and increased estimates in our reserves for that accident year. Our net loss ratio was 74.2% in 2004 compared to 71.9% in 2003.

      Underwriting and Certain Other Operating Costs, Commissions and Salaries and Benefits. Underwriting and certain other operating costs, commissions and salaries and benefits for the year ended December 31, 2004 were $58.2 million, compared to $49.1 million for the same period in 2003, an increase of 18.5%. The increase was primarily attributable to a $3.1 million increase in agent commissions, a $1.9 million increase in premium-based assessments and premium taxes and a $1.1 million increase in mandatory pooling arrangement fees. In addition, there was a decrease in commissions received from our reinsurers related to premiums ceded, which commissions are netted against our underwriting and certain other operating costs, from $7.3 million in 2003 to $4.8 million in 2004. Commissions increased 28.7% from 2003 to 2004 corresponding with our premium growth. Salaries and benefits remained flat during this period. Our underwriting expense ratio decreased from 27.3% in 2003 to 24.8% in 2004.
      Interest Expense. Interest expense for the year ended December 31, 2004 was $1.8 million, compared to $203,000 for the same period in 2003. Our weighted average borrowings increased to $31.1 million for the year ended December 31, 2004 from $7.1 million for the year ended December 31, 2003 as a result of the issuance of $25.8 million of subordinated notes in April 2004, offset by the repayment of $6.0 million of a note payable. Our weighted average interest rate increased to 4.9% per annum in 2004 from 2.9% per annum in 2003 as a result of the higher weighted average interest rate on our subordinated notes as compared to our note payable.
      Income Tax Expense. Income tax expense for the year ended December 31, 2004 was $3.1 million, compared to $2.8 million for the same period in 2003, an increase of 9.9%. As a percentage of pre-tax income, our effective income tax rate decreased from 24.9% in 2003 to 22.9% in 2004. The decrease in the effective rate resulted from a larger percentage of tax-exempt fixed maturity securities in our investment portfolio in 2004 and a positive adjustment to our prior year’s tax liability.
     Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Gross Premiums Written. Gross premiums written for the year ended December 31, 2003 were $223.6 million, compared to $185.1 million for the same period in 2002, an increase of 20.8%. The increase was attributable primarily to a $28.9 million increase in annual premiums on policies written during the period, an $8.2 million increase in premiums resulting from payroll audits and related premium adjustments and a $0.9 million increase in assumed premiums from mandatory pooling arrangements.
      Net Premiums Written. Net premiums written for the year ended December 31, 2003 were $196.0 million, compared to $158.5 million for the same period in 2002, an increase of 23.6%. The growth in net premiums written is attributable to the increase in gross premiums written, offset by an increase in premiums ceded to reinsurers from $26.6 million in 2002 to $27.6 million in 2003. As a percentage of gross premiums written, ceded premiums were 12.3% in 2003 compared to 14.4% in 2002.
      Net Premiums Earned. Net premiums earned for the year ended December 31, 2003 were $179.8 million, compared to $163.3 million for the same period in 2002, an increase of 10.2%. The increase was attributable to the growth in net premiums written, offset by an increase in premiums ceded to reinsurers and a decrease in the amount of premiums written in the first half of 2003 as compared to the first half of 2002.
      Net Investment Income. Net investment income for the year ended December 31, 2003 was $10.1 million, compared to $9.4 million for the same period in 2002, an increase of 7.3%. The increase was due to an increase in our average investment portfolio from $221.3 million in 2002 to $278.8 million in 2003, an increase of 26.0%, resulting from increased cash flow from operations, and an increase in the tax-equivalent yield on our investment portfolio from 3.5% per annum in 2002 to 4.0% per annum in 2003.

      Net Realized Gains (Losses) on Investments. Net realized gains on investments for the year ended December 31, 2003 were $316,000, compared to net realized losses on investments of $895,000 for the same period in 2002.
      Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred increased to $129.2 million for the year ended December 31, 2003 from $121.1 million for the year ended December 31, 2002, an increase of 6.8%. The increase was driven primarily by an $11.9 million, or 10.2%, increase in net premiums earned and a $973,000 increase in loss and loss adjustment expenses for prior accident years. Our net loss ratio was 71.9% in 2003 compared to 74.2% in 2002.
      Underwriting and Certain Other Operating Costs, Commissions and Salaries and Benefits. Underwriting and certain other operating costs, commissions and salaries and benefits for the year ended December 31, 2003 were $49.1 million, compared to $48.4 million for the same period in 2002, an increase of 1.4%. The increase was primarily attributable to a $1.7 million increase in loss-based assessments, a $1.3 million increase in agent commissions and a $382,000 increase in mandatory pooling arrangement fees, as well as a $1.3 million increase in reinsurance commissions which act as an offset to underwriting commissions. Offsetting the increase was a recovery of $800,000 of legal fees through the settlement of a dispute with a building contractor. Commissions increased 19.7% corresponding with our premium growth. Salaries and benefits decreased 9.1% from 2003 to 2002 due to a decrease in our number of employees. Our underwriting expense ratio decreased from 29.7% in 2002 to 27.3% in 2003.
      Interest Expense. Interest expense for the year ended December 31, 2003 was $203,000, compared to $498,000 for the same period in 2002, a decrease of 59.2%. Our weighted average borrowings decreased to $7.5 million for the year ended December 31, 2003 from $8.4 million for the year ended December 31, 2002. In addition, our weighted average interest rate decreased to 2.9% per annum in 2003 from 3.9% per annum in 2002.
      Income Tax Expense. Income tax expense for the year ended December 31, 2003 was $2.8 million, compared to a $1.4 million income tax benefit for the same period in 2002. Income tax expense for 2002 was positively impacted by $1.1 million as a result of tax method changes for prior years.
Liquidity and Capital Resources
      Our principal sources of operating funds are premiums, investment income and proceeds from sales and maturities of investments. Our primary uses of operating funds include payments of claims and operating expenses. Currently, we pay claims using cash flow from operations and invest our excess cash in fixed maturity and equity securities. We presently expect that the net proceeds from this offering, combined with projected cash flow from operations, will provide us sufficient liquidity to fund our anticipated growth, including payment of claims and operating expenses, payment of interest on our subordinated notes and other holding company expenses, for at least 24 months following this offering.
      We forecast claim payments based on our historical trends. We seek to manage the funding of claim payments by actively managing available cash and forecasting cash flows on a short- and long-term basis. Cash payments, net of reinsurance, for claims were $87.2 million in 2002, $99.2 million in 2003, $113.9 million in 2004 and $45.5 million in the nine months ended September 30, 2005. Since December 31, 2001, we have funded claim payments from cash flow from operations, principally premiums, net of amounts ceded to our reinsurers, and net investment income. We presently expect to maintain sufficient cash flow from operations to meet our anticipated claim obligations and operating and capital expenditure needs. Our investment portfolio has increased from $192.6 million at December 31, 2001 to $498.2 million at September 30, 2005. We do not presently anticipate selling securities in our investment portfolio to pay claims or to fund operating expenses. Accordingly, we currently classify all fixed maturity securities, other than redeemable preferred stock, in the held-to-maturity category. Should circumstances arise that would require us to do so, we may incur losses on such sales, which would adversely affect our results of operations and could reduce investment income in future periods. The fixed maturity securities in our investment portfolio as of September 30, 2005 had an effective duration of 3.1 years, with individual maturities extending to 2035.
      We purchase reinsurance to protect us against severe claims and catastrophic events. Effective January 1, 2005, our reinsurance program provides us with reinsurance coverage for each loss occurrence in excess of $1.0 million, up to $30.0 million, subject to applicable deductibles and retentions. However, for any loss occurrence involving only one person, our reinsurance coverage is limited to a maximum of $10.0 million, subject to applicable deductibles and retentions. We have an annual aggregate deductible of approximately $5.6 million for losses between $1.0 million and $5.0 million. After the deductible is satisfied, we retain 10.0% of each loss occurrence between $1.0 million and $5.0 million. Based on our estimates of future claims, we believe we are sufficiently capitalized to retain the first $1.0 million of each loss occurrence.
      In 2001, we increased the retention under our reinsurance program to $500,000 per loss occurrence from approximately $18,000 per loss occurrence in 2000. Our retention was maintained at $500,000 per loss occurrence in 2002. In 2003, we increased our retention to $500,000 plus 20% of each loss occurrence between $500,000 and $5.0 million. In 2004, we further increased our retention to $1.0 million per loss occurrence. For losses between $1.0 million and $2.0 million, we had an annual aggregate deductible of approximately $300,000 and, after we satisfied the deductible, retained 10% of each loss occurrence. For losses between $2.0 million and $5.0 million, we had an annual aggregate deductible of approximately $1.3 million and, after we satisfied the deductible, retained 20% of each loss occurrence.
      The decisions to increase retentions were made, in part, due to the increased cost of reinsurance. The increase in our retention decreased the amount of premiums ceded to our reinsurers and increased cash flow from operations. However, we retain a greater portion of potential claims payable in future periods.
      We reevaluate our reinsurance program at least annually, taking into consideration a number of factors, including cost of reinsurance, our liquidity requirements, operating leverage and coverage terms. Following this offering, we may consider modestly increasing our current reinsurance retention from the levels in our 2005 program depending on the costs of reinsurance. Even if we maintain our existing retention levels, if the cost of reinsurance increases, our cash flow from operations would decrease as we would cede a greater portion of our written premiums to our reinsurers. Conversely, our cash flow from operations would increase if the cost of reinsurance declined relative to our retention.
      Net cash provided by operating activities was $111.4 million for the nine months ended September 30, 2005, as compared to $69.3 million for the same period in 2004. For the first nine months of 2005, major components of cash provided by operating activities were net premiums collected of $187.9 million and amounts recovered from reinsurers of $78.4 million, offset by claim payments of $121.3 million and operating expenditures of $33.6 million. Major components of cash provided by operating activities for the nine months ended September 30, 2004 were net premiums collected of $173.1 million and amounts recovered from reinsurers of $41.0 million, offset by claim payments of $116.4 million and operating expenditures of $28.5 million.
      Net cash provided by operating activities was $91.9 million for the year ended December 31, 2004, $50.5 million for the year ended December 31, 2003 and $54.3 million for the year ended December 31, 2002. Major components of cash provided by operating activities in 2004 were net premiums collected of $237.8 million and amounts recovered from reinsurers of $54.1 million, offset by claim payments of $160.6 million and operating expenditures of $39.4 million. Major components of cash provided by operating activities in 2003 were net premiums collected of $183.2 million and amounts recovered from reinsurers of $61.0 million, offset by claim payments of $159.6 million and operating expenditures of $34.1 million. Major components of cash provided by operating activities in 2002 were net premiums collected of $170.2 million and amounts recovered from reinsurers of $104.7 million, offset by claim payments of $178.7 million and operating expenditures of $41.9 million.

      Net cash used by investing activities was $106.0 million for the nine months ended September 30, 2005, as compared to $58.9 million for the same period in 2004. For the nine months ended September 30, 2005, major components of net cash used by investing activities included investment purchases of $168.2 million and purchases of furniture, fixtures and equipment of $977,000, offset by proceeds from sales and maturities of investments of $63.1 million. For the nine months ended September 30, 2004, major components of net cash used by investing activities included investment purchases of $82.4 million and purchases of furniture, fixtures and equipment of $1.5 million, offset by proceeds from sales and maturities of investments of $22.6 million and repayment of a mortgage loan receivable of $2.4 million.
      Net cash used by investing activities was $109.0 million for the year ended December 31, 2004, $53.6 million for the year ended December 31, 2003 and $52.9 million for the year ended December 31, 2002. In 2004, major components of net cash used by investing activities included investment purchases of $145.3 million and net purchases of furniture, fixtures and equipment of $2.8 million, offset by proceeds from sales and maturities of investments of $36.7 million and proceeds of $2.4 million from repayment of a loan. In 2003, major components of net cash used by investing activities included investment purchases of $90.7 million and net purchases of furniture, fixtures and equipment of $600,000, offset by proceeds from sales and maturities of investments of $37.6 million. In 2002, major components of net cash used by investing activities included investment purchases of $78.2 million and net purchases of furniture, fixtures and equipment of $1.6 million, offset by proceeds from sales and maturities of investments of $26.9 million and proceeds from the sale of a subsidiary totaling $100,000.
      Net cash used by financing activities was $2.0 million for the nine months ended September 30, 2005, which represents the costs incurred in connection with this offering through September 30, 2005. For the nine months ended September 30, 2004, net cash used in financing activities totaled $7.4 million. Major components of net cash used in financing activities included the redemption of $27.2 million of Series E preferred stock and the repayment of the remaining $6.0 million of a note payable, offset by proceeds of $25.8 million from the issuance of subordinated notes pursuant to a trust preferred securities transaction.
      Net cash provided by financing activities was $8.3 million for the year ended December 31, 2003. In 2003, AMERISAFE entered into a trust preferred securities transaction pursuant to which it issued $10.3 million of subordinated notes. The proceeds from this issuance were offset by the repayment of $2.0 million under a bank line of credit.
      Net cash used by financing activities was $1.0 million for the year ended December 31, 2002, resulting from the repayment of $1.0 million of a note payable.
      Interest on the outstanding subordinated notes accrues at a floating rate equal to the three-month LIBOR plus a marginal rate. Our $10.3 million issuance of subordinated notes due 2034 has a marginal rate of 4.1%, and, as of September 30, 2005, had an effective rate of 7.7%. These notes are prepayable at par beginning in January 2009. Our $25.8 million issuance of subordinated notes due 2034 has a marginal rate of 3.8% and, as of September 30, 2005, had an effective rate of 7.6%. These notes are prepayable at par beginning in April 2009.
      AMERISAFE is a holding company that transacts business through its operating subsidiaries, including American Interstate, Silver Oak Casualty and American Interstate of Texas. AMERISAFE’s primary assets are the capital stock of these operating subsidiaries. The ability of AMERISAFE to fund its operations depends upon the surplus and earnings of its subsidiaries and their ability to pay dividends to AMERISAFE. Payment of dividends by our insurance subsidiaries is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds. See “Business—Regulation—Dividend Limitations.” Based on reported capital and surplus at December 31, 2004, American Interstate would have been permitted under Louisiana insurance law to pay dividends to AMERISAFE in 2005 in an amount up to $11.2 million without approval by the Louisiana Department of Insurance.

      During 2004, Converium Reinsurance (North America), one of our reinsurers, reported a significant loss, resulting in a downgrade in its A.M. Best rating. Although Converium continued to reimburse us under the terms of our reinsurance agreements, we initiated discussions with Converium to seek to reduce the credit risk associated with the amounts due to us. Effective June 30, 2005, we entered into a commutation agreement with Converium. In the third quarter of 2005, Converium paid us $61.3 million pursuant to this agreement in exchange for a termination and full release of three of our five reinsurance agreements with Converium. Under the commutation agreement, all liabilities reinsured with Converium under these three reinsurance agreements have reverted back to us. We recorded a pre-tax loss of $13.2 million related to this commutation agreement. Converium remains obligated to us under the remaining two agreements. At September 30, 2005, the amounts recoverable from Converium under the remaining two reinsurance agreements was $6.3 million. We are continuing to evaluate alternatives to further reduce the credit risk associated with these amounts. The $61.3 million we received in connection with the commutation with Converium was contributed to our investment portfolio.
      Hurricane Katrina struck the Gulf Coast of the United States on August 29, 2005, followed by Hurricane Rita on September 24, 2005. These storms caused substantial damage in Louisiana, Texas Mississippi and Alabama. Two of our 51 field claims offices suffered significant damage. Our executive offices were not damaged and our operations were not materially affected by the hurricanes.
      Based upon our analysis of our policyholders likely to be affected by Hurricane Katrina or Hurricane Rita, we anticipate that we may incur some delay in receipt of premiums, and reduction of premiums from policyholders directly affected by the hurricanes. Because of the geographic diversity of our operations, we do not expect a material impact on our cash flows or results of operations as a result of any such delay or reduction. Over the next several months, as the areas affected by the hurricanes begin to recover, we anticipate that we may see an increase in revenue due primarily to increased construction activity.
      We have also performed an assessment of securities held in our investment portfolio. A substantial percentage of our municipal bonds were issued by Louisiana public entities, all of which are either insured and/or backed by the full faith and credit of the state of Louisiana. Based on this assessment, we do not believe we have significant additional credit risk associated with our investment portfolio as a result of Hurricane Katrina or Hurricane Rita.
Investment Portfolio
      The first priority of our investment strategy is capital preservation, with a secondary focus on maximizing an appropriate risk adjusted return. We presently expect to maintain sufficient liquidity from funds generated from operations to meet our anticipated insurance obligations and operating and capital expenditure needs, with excess funds invested in accordance with our investment guidelines. Our investment portfolio is managed by an independent asset manager that operates under investment guidelines approved by our board of directors. We allocate our portfolio into three categories; cash and cash equivalents, fixed maturity securities and equity securities. Cash and cash equivalents include cash on deposit, commercial paper, short-term municipal securities, pooled short-term money market funds and certificates of deposit. Our fixed maturity securities include obligations of the U.S. Treasury or U.S. agencies, obligations of states and their subdivisions, long-term certificates of deposit, U.S. dollar-denominated obligations of U.S. corporations, mortgage-backed securities, mortgages guaranteed by the Federal National Mortgage Association and the Government National Mortgage Association, asset-backed securities and preferred stocks that are mandatorily redeemable or are redeemable at the option of the holder. Our equity securities include U.S. dollar-denominated common stocks of U.S. corporations, master limited partnerships and nonredeemable preferred stock.
      Under Louisiana and Texas law, as applicable, each of American Interstate, Silver Oak Casualty and American Interstate of Texas is required to invest only in securities that are either interest-bearing or eligible for dividends, and must limit its investment in the securities of any single issuer to five percent of the insurance company’s assets. As of September 30, 2005, we were in compliance with these requirements.
      We employ diversification policies and balance investment credit risk and related underwriting risks to minimize our total potential exposure to any one business sector or security. Our investment portfolio, including cash and cash equivalents, had a carrying value of $498.2 million as of September 30, 2005, and is summarized in the table below by type of investment.

		Percentage
	Carrying Value	of Portfolio

	(In thousands)
Fixed maturity securities:
State and political subdivisions	$242,406	48.7%
Mortgage-backed securities	88,953	17.8%
U.S. Treasury securities and obligations of U.S. Government agencies	56,623	11.4%
Corporate bonds	22,018	4.4%
Asset-backed securities	6,946	1.4%
Redeemable preferred stocks	1,729	0.3%

Total fixed maturity securities	418,675	84.0%

Equity securities:
Common stocks	47,029	9.5%
Nonredeemable preferred stocks	3,612	0.7%

Total equity securities	50,641	10.2%

Total investments, excluding cash and cash equivalents	469,316	94.2%

Cash and cash equivalents	28,843	5.8%

Total investments, including cash and cash equivalents	$498,159	100.0%

      We regularly evaluate our investment portfolio to identify other-than-temporary impairments in the fair values of the securities held in our investment portfolio. We consider various factors in determining whether a decline in the fair value of a security is other-than-temporary, including:

•	how long and by how much the fair value of the security has been below its cost;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;

•	our intent and ability to keep the security for a sufficient time period for it to recover its value;

•	any downgrades of the security by a rating agency; and

•	any reduction or elimination of dividends, or nonpayment of scheduled interest payments.
      As of September 30, 2005, there were no other-than-temporary declines in the fair values of the securities held in our investment portfolio.

      The gross unrealized losses of our fixed maturity and equity securities as of September 30, 2005 were as follows:

	Aggregate	Aggregate	Fair Value as %
	Fair Value	Unrealized Loss	of Cost Basis

	(In thousands)
Fixed maturity securities with unrealized losses:
Exceeding $50,000 at September 30, 2005 and for:
Less than one year (16 issues)	$71,934	$1,601	97.8%
Longer than one year (two issues)	3,511	116	96.8%
Less than $50,000 at September 30, 2005 (162 issues)	178,012	2,074	98.8%
Equity securities with unrealized losses:
Exceeding $50,000 at September 30, 2005 and for:
Less than one year (four issues)	3,668	295	92.5%
Longer than one year (two issues)	1,257	323	79.5%
Less than $50,000 at September 30, 2005 (52 issues)	13,889	803	94.5%
      As of September 30, 2005, we did not hold any fixed maturity securities with unrealized losses in excess of 20% of the security’s carrying value as of that date.
Contractual Obligations and Commitments
      We manage risk on certain long-duration claims by settling these claims through the purchase of annuities from unaffiliated life insurance companies. In the event these companies are unable to meet their obligations under these annuity contracts, we could be liable to the claimants, but our reinsurers remain obligated to indemnify us for all or part of these obligations in accordance with the terms of our reinsurance contracts. As of December 31, 2004, the present value of these annuities was $47.4 million, as estimated by our annuity providers. Each of the life insurance companies issuing these annuities, or the entity guaranteeing the life insurance company, has an A.M. Best rating of “A-” (Excellent) or better.
      We lease equipment and office space under noncancelable operating leases. Future minimum lease payments at December 31, 2004, were as follows:

Future Minimum
Year	Lease Payments

(In thousands)
2005	$479
2006	303
2007	185
2008	88
2009	58
2010	50

$1,163

      Rental expense was approximately $956,000, $1.1 million and $1.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

      The table below provides information with respect to our long-term debt and contractual commitments as of December 31, 2004.

	Payment Due By Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In thousands)
Subordinated notes(1)	$36,090	$0	$0	$0	$36,090
Loss and loss adjustment expenses(2)	432,880	100,043	95,004	38,817	199,016
Loss-based insurance assessments(3)	16,724	3,865	3,670	1,500	7,689
Capital lease obligations	1,530	510	1,020	0	0
Operating lease obligations	1,163	479	576	108	0
Purchase obligations	135	65	70	0	0

Total	$488,522	$104,962	$100,340	$40,425	$242,795

(1)	Amounts do not include interest payments associated with these obligations. Interest rates on our subordinated notes are variable and may change on a quarterly basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for further discussion of our subordinated notes.

(2)	The loss and loss adjustment expense payments due by period in the table above are based upon the loss and loss adjustment expense estimates as of December 31, 2004 and actuarial estimates of expected payout patterns and are not contractual liabilities as to a time certain. Our contractual liability is to provide benefits under the policy. As a result, our calculation of loss and loss adjustment expense payments due by period is subject to the same uncertainties associated with determining the level of loss and loss adjustment expenses generally and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our loss and loss adjustment expense process, see “Business—Loss Reserves.” Actual payments of loss and loss adjustment expenses by period will vary, perhaps materially, from the table above to the extent that current estimates of loss and loss adjustment expenses vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See “Risk Factors—Risks Related to Our Business—Our loss reserves are based on estimates and may be inadequate to cover our actual losses” for a discussion of the uncertainties associated with estimating loss and loss adjustment expenses.

(3)	We are subject to various annual assessments imposed by certain of the states in which we write insurance policies. These assessments are generally based upon the amount of premiums written or losses paid during the applicable year. Assessments based on premiums are generally paid within one year after the calendar year in which the policies are written, while assessments based on losses are generally paid within one year after the loss is paid. When we establish a reserve for loss and loss adjustment expenses for a reported claim, we accrue our obligation to pay any applicable assessments. If settlement of the claim is to be paid out over more than one year, our obligation to pay any related loss-based assessments extends for the same period of time. Because our reserves for loss and loss adjustment expenses are based on estimates, our accruals for loss-based insurance assessments are also based on estimates. Actual payments of loss and loss adjustment expenses may differ, perhaps materially, from our reserves. Accordingly, our actual loss-based insurance assessments may vary, perhaps materially, from our accruals.

Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Quantitative and Qualitative Disclosures About Market Risk
      Market risk is the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk, interest rate risk and equity price risk. We currently have no exposure to foreign currency risk.
      Credit Risk. Credit risk is the potential loss arising principally from adverse changes in the financial condition of the issuers of our fixed maturity securities and the financial condition of our reinsurers. We address the credit risk related to the issuers of our fixed maturity securities by investing in fixed maturity securities that are rated “BBB” or higher by Standard & Poor’s. We also independently, and through our independent asset manager, monitor the financial condition of all issuers of our fixed maturity securities. To limit our risk exposure, we employ stringent diversification policies that limit the credit exposure to any single issuer or business sector.
      We are subject to credit risk with respect to our reinsurers. Although our reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have reinsured. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims and we might not collect amounts recoverable from our reinsurers. We address this credit risk by initially selecting reinsurers with an A.M. Best rating of “A-” (Excellent) or better and by performing, along with our reinsurance broker, quarterly credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment including commutation, novation and letters of credit. See “—Liquidity and Capital Resources.”
      Interest Rate Risk. We had fixed maturity securities with a fair value of $412.6 million and a carrying value of $418.7 million as of September 30, 2005 that are subject to interest rate risk. We are also subject to interest rate risk on our subordinated debt securities, which have quarterly adjustable interest rates based on LIBOR plus a fixed margin. Interest rate risk is the risk that we may incur losses due to adverse changes in interest rates. Fluctuations in interest rates have a direct impact on the market valuation of our fixed maturity securities and the cost to service our subordinated debt securities. We manage our exposure to interest rate risk through a disciplined asset and liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of our liability and capital position.
      The table below summarizes the interest rate risk associated with our fixed maturity securities by illustrating the sensitivity of the fair value and carrying value of our fixed maturity securities as of September 30, 2005 to selected hypothetical changes in interest rates, and the associated impact on our shareholders’ deficit. We classify our fixed maturity securities, other than redeemable preferred stock, as held-to-maturity and carry them on our balance sheet at cost or amortized cost, as applicable. Our redeemable preferred stock is classified as available-for-sale and carried on our balance sheet at fair value. Temporary changes in the fair value of our fixed maturity securities that are held-to-maturity, such as those resulting from interest rate fluctuations, do not impact the carrying value of these securities and, therefore, do not affect our shareholders’ deficit. However, temporary changes in the fair value of our fixed maturity securities that are held as available-for-sale do impact the carrying value of these securities and are reported in our shareholders’ deficit as a component of other comprehensive income, net of deferred taxes. The selected scenarios in the table below are not predictions of future events, but rather are intended to illustrate the effect such events may have on the fair value and carrying value of our fixed maturity securities and on our shareholders’ deficit.

					Hypothetical
					Percentage
				Estimated	(Increase)
		Estimated		Change in	Decrease in
Hypothetical Change		Change in		Carrying	Shareholders’
in Interest Rates	Fair Value	Fair Value	Carrying Value	Value	Deficit

200 basis point increase	$388,059	$(24,589)	$418,209	$(466)	(0.34)%
100 basis point increase	400,887	(11,761)	418,410	(265)	(0.19)%
No change	412,648	—	418,675	—	—
100 basis point decrease	424,077	11,429	418,915	240	0.17%
200 basis point decrease	435,868	23,220	419,043	368	0.27%
      Equity Price Risk. Equity price risk is the risk that we may incur losses due to adverse changes in the market prices of the equity securities we hold in our investment portfolio, which include common stocks, nonredeemable preferred stocks and master limited partnerships. We classify our portfolio of equity securities as available-for-sale and carry these securities on our balance sheet at fair value. Accordingly, adverse changes in the market prices of our equity securities result in a decrease in the value of our total assets and an increase in our shareholders’ deficit. As of September 30, 2005, the equity securities in our investment portfolio had a fair value of $50.6 million, representing 6.1% of our total assets on that date. In order to minimize our exposure to equity price risk, we invest primarily in mid-to-large capitalization issues and seek to diversify our equity holdings across several business sectors. In addition, we currently limit the percentage of equity securities held in our investment portfolio to 12% of the carrying value and 15% of the market value of our total investment portfolio.

BUSINESS
Overview
      We are a specialty provider of workers’ compensation insurance focused on small to mid-sized employers engaged in hazardous industries, principally construction, trucking, logging, agriculture, oil and gas, maritime and sawmills. Since commencing operations in 1986, we have gained significant experience underwriting the complex workers’ compensation exposures inherent in these industries. We provide coverage to employers under state and federal workers’ compensation laws. These laws prescribe wage replacement and medical care benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our workers’ compensation insurance policies provide benefits to injured employees for, among other things, temporary or permanent disability, death and medical and hospital expenses. The benefits payable and the duration of those benefits are set by state or federal law. The benefits vary by jurisdiction, the nature and severity of the injury and the wages of the employee. The employer, who is the policyholder, pays the premiums for coverage.
      Hazardous industry employers tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. Injuries that occur are often severe in nature including death, dismemberment, paraplegia and quadriplegia. As a result, employers engaged in hazardous industries pay substantially higher than average rates for workers’ compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target employers. For example, our construction employers generally paid premium rates equal to $7.60 per $100 of payroll to obtain workers’ compensation coverage for all of their employees in 2004, including clerical employees for which the average rate was $0.37 per $100 of payroll.
      We employ a proactive, disciplined approach in underwriting employers and providing comprehensive services intended to lessen the overall incidence and cost of work place injuries. We provide safety services at employers’ workplaces as a vital component of our underwriting process and to promote safer workplaces. We utilize intensive claims management practices that we believe permit us to reduce the overall cost of our claims. In addition, our audit services ensure that our policyholders pay the appropriate premiums required under the terms of their policies and enable us to monitor payroll patterns or aberrations that cause underwriting, safety or fraud concerns.
      We believe that the higher premiums typically paid by our policyholders, together with our disciplined underwriting and safety, claims and audit services, provide us with the opportunity to earn attractive returns on equity.
      We began operations in 1986 by focusing on workers’ compensation insurance for logging contractors in the southeast United States. In 1994, we expanded our focus to include the other hazardous industries we serve today. AMERISAFE is an insurance holding company and was incorporated in Texas in 1985. Our insurance subsidiaries are domiciled in Louisiana and Texas.
Our Competitive Strengths
      We believe we enjoy the following competitive strengths:
      Focus on Hazardous Industries. We focus on providing workers’ compensation insurance to employers engaged in hazardous industries. We have extensive experience insuring these types of employers and have a history of profitable underwriting in these industries. As a result, we believe we are able to take advantage of opportunities for continued premium and market share growth. Our specialized knowledge of these hazardous industries helps us better serve our policyholders, which leads to greater employer loyalty and policy retention. Our policy renewal rate on voluntary business we elected to quote for renewal was 87.9% in 2002, 91.4% in 2003 and 93.0% in 2004.

      Focus on Small to Mid-Sized Employers. We believe large insurance companies generally do not target small to mid-sized employers in hazardous industries due to their smaller premium size, type of operations, mobile workforce and extensive service needs. We provide enhanced customer services to our policyholders. For example, unlike many of our competitors, our premium payment plans enable our policyholders to better match their premium payments with their payroll costs. Our premium payment plans are not only attractive to our policyholders but also allow us to monitor the payroll patterns of our policyholders and identify any aberrations that may cause safety, underwriting or fraud concerns. In addition, we believe that because many of our policyholders are owner-operated small to mid-sized businesses with more limited resources, they rely on our services and expertise to assist them in improving workplace safety and managing workplace injuries when they occur.
      Specialized Underwriting Expertise. Our focus on employers engaged in hazardous industries has provided us with an in-depth understanding of our policyholders’ business operations and the risks of accidents inherent in those operations. We have developed industry specific risk analysis and rating tools to assist our underwriters in risk selection and pricing. For example, when underwriting a trucking employer, we use these tools to analyze numerous factors, including the age, condition and types of vehicles used, distances traveled, whether the trucks are used to transport truckload or less than truckload cargo, the nature of the cargo and whether trucking employees are required to load and unload cargo, tarp and secure their own loads and drive regular or irregular routes. These factors were developed based on our historical experience in writing workers’ compensation insurance policies for trucking employers.
      Our 17 underwriting professionals average approximately 11 years of experience underwriting workers’ compensation insurance, most of which has focused on hazardous industries. In addition, our underwriting professionals serve specific state markets, thereby gaining valuable knowledge and expertise in the statutory benefit schemes and market conditions of their assigned states. We are highly disciplined when quoting and binding new business. In 2004, we offered quotes on approximately one out of every five applications submitted. We believe this disciplined underwriting approach provides us a competitive advantage in evaluating potential policyholders. We do not delegate underwriting authority to agencies that sell our insurance or to any other third party.
      Comprehensive Safety Services. Most of our policyholders utilize mobile workforces, often located in rural areas, due to the nature of their business operations. We provide proactive safety reviews of employers’ workplaces, regardless of the location. These safety reviews are a vital component of our underwriting process and also assist our policyholders in loss prevention and encourage the safest workplaces possible by deploying experienced field safety professionals, or FSPs, to their worksites. Our 48 FSPs have an average of approximately 15 years of workplace safety or related industry experience. From January 1, 2004 through September 30, 2005, approximately 87% of our new voluntary business policyholders were subject to pre-quotation safety inspections where our FSPs visited the employer worksites to evaluate working conditions and existing safety procedures. On an ongoing basis, we perform periodic on-site safety surveys on all of our voluntary business policyholders. We believe our proactive safety services are essential in achieving underwriting profitability in the industries we target.
      Our safety services are valuable to our policyholders because we provide them with the opportunity to reduce their long-term cost of workers’ compensation insurance by enhancing workplace safety and reducing the incidence and cost of workplace injuries.
      Proactive Claims Management. As of September 30, 2005, our employees managed more than 98% of our claims in-house utilizing intensive claims management practices that emphasize a personal approach and quality, cost-effective medical treatment. Our claims management staff includes 88 field case managers, or FCMs, who average approximately 18 years of experience in the workers’ compensation insurance industry and six medical-only case managers. Our FCMs are located in our 51 claims offices in the geographic areas where our policyholders are located, which facilitates more immediate, direct contact with our policyholders and their injured employees. We currently average approximately 60 open indemnity claims per FCM, which we believe is significantly less than the average for the industry.
      We seek to limit the number of claim disputes with injured employees by intervening early in the claims process. We encourage immediate notification of workplace injuries using our toll-free claims reporting system. When a severe injury occurs, the policyholder’s pre-designated FCM promptly visits the injured employee or the employee’s family members to discuss the benefits provided and treatment options. Our focus is to facilitate a favorable medical outcome for the injured employee to allow that employee to return to work as quickly as possible.
      Guiding injured workers to appropriate medical providers is an important part of our approach to claims management. Because of our experience with similar injuries and our relationships with local medical providers, we can arrange for quality, cost-effective medical services to injured employees. We seek to select and develop relationships with medical providers in each of the regional and local markets in which our policyholders operate. We emphasize implementation of the most expeditious and cost-effective treatment programs for each employer rather than imposing a single standardized system on all employers and their employees. In order to support our personal claims approach, qualified staff nurses are available to our FCMs to assist in facilitating effective medical outcomes. In coordination with this process, we use a full complement of medical cost containment tools to ensure the optimum medical savings possible. These tools include peer review, utilization review, provider networks and quantity purchase discounting for durable medical supplies, pharmacy and diagnostic testing.
      We believe our intensive claims management practices allow us to achieve a more favorable claim outcome, accelerate an employee’s return to work and more rapidly close claims, all of which ultimately lead to lower overall costs. In addition, we believe our practices lessen the likelihood of litigation. Only 7.9% of all claims reported for accident year 2003 were open as of September 30, 2005.
      Strong Distribution Network. We market our insurance through approximately 1,700 independent agencies and our wholly owned insurance agency subsidiary. These agencies are concentrated in the 27 states and the District of Columbia where we currently market and sell insurance. We compensate these agencies by paying a commission based on the premium collected from the policyholder. As of September 30, 2005, independent agencies produced approximately 81.6% of our voluntary in-force premiums. We are selective in establishing and maintaining relationships with independent agencies. We establish and maintain relationships only with those agencies that provide quality applications from prospective policyholders that are reasonably likely to accept our quotes.
      Customized Information Systems. We have developed customized information technology that we believe enables our FSPs, FCMs and field premium auditors to efficiently perform their duties. In addition, our business intelligence system enables all of our employees nationwide to seamlessly access, manage and analyze the data that underlies our business. We believe these technologies provide us with a significant advantage in the marketplace.
      Experienced Management Team. The members of our senior management team average approximately 19 years of insurance industry experience. The majority of this experience has been focused on workers’ compensation insurance exposures in construction, trucking, logging and other hazardous industries while employed with our company. We believe the experience, depth and continuity of our management will permit us to execute our business strategy and earn attractive returns on equity.
Our Strategy
      We believe the net proceeds from this offering will provide us with the additional capital necessary to increase the amount of insurance we are able to write. We will scrutinize the potential for achieving underwriting profits and adequate returns on capital as we expand our business. We plan to pursue profitable growth and favorable returns on equity using the following strategies:
      Expand in our Existing Markets. Our current market share in our six largest states in terms of premiums written does not exceed 3.0% of the workers’ compensation market in any one state, according to NCCI’s most recent market analyses. Competition in our target markets is fragmented by state and employer industry focus. We believe that our specialized underwriting expertise and safety, claims and audit services position us to profitably increase our market share in our existing principal markets, with minimal increase in field service employees.
      Prudent and Opportunistic Geographic Expansion. While we actively market our insurance in 27 states and the District of Columbia, approximately 42.3% of our voluntary in-force premiums were generated in six states as of September 30, 2005. We are licensed in an additional 18 states and the U.S. Virgin Islands. Our existing licenses and rate filings will expedite our ability to write policies in these markets when we decide it is prudent to do so.
      Focus on Underwriting Profitability. We intend to maintain our underwriting discipline and profitability throughout market cycles. Our strategy is to focus on underwriting workers’ compensation insurance in hazardous industries and to maintain adequate rate levels commensurate with the risks we underwrite. We will also continue to strive for improved risk selection and pricing, as well as reduced frequency and severity of claims through comprehensive workplace safety reviews, rapid closing of claims through personal, direct contact with our policyholders and their employees, and effective medical cost containment measures.
      Leverage Investments in Information Technology. In October 2000, we launched our customized information system, ICAMS, that we believe significantly enhances our ability to select risk, write profitable business and cost-effectively administer our billing, claims and audit functions. Since the launch, we have introduced automated analytical tools and have continued to improve and enhance our ICAMS system and tools. We believe our technology is scalable and can be modified at minimal cost to accommodate our growth. In addition, we believe this scalability has lowered, and will continue to lower, our expense ratio as we continue to achieve premium growth over time.
      Maintain Capital Strength. We plan to manage our capital to achieve our growth and profitability goals while maintaining a prudent operating leverage for our insurance company subsidiaries. To accomplish this objective, we intend to maintain underwriting profitability throughout market cycles, deploy a portion of the proceeds of this offering toward the judicious growth of our business, optimize our use of reinsurance, reduce our current financial leverage, and maximize an appropriate risk adjusted return on our growing investment portfolio.
Operating History
      We commenced operations in 1986 to underwrite workers’ compensation insurance for employers engaged in the logging industry. Beginning in 1994, we expanded our customer base by insuring employers in other hazardous occupation industries. We believe we were able to operate profitably by applying disciplined underwriting criteria based on our experience insuring employers in these hazardous industries. Integral to our underwriting processes was the implementation of comprehensive safety reviews, active in-house claims management, mandatory premium audits and strong relationships with agents and employers.
      Beginning in 1997 and into 2000, we employed a strategy to increase revenue through rapid geographic expansion and underwriting workers’ compensation insurance for employers engaged in non-hazardous industries, such as service and retail businesses. This strategy did not produce the results anticipated, and as a result our weighted average gross accident year loss ratio for the period 1997 through 2000 was 120.2%, as compared to 57.7% for the period 1994 through 1996.

      In September 2000, we undertook several strategic initiatives to improve the profitability of our existing in-force book of business and new business. These initiatives included the following:

•	Renewed focus on core hazardous industries. We undertook action to non-renew policies with higher frequency, non-hazardous industries and refocused our efforts on employers engaged in the hazardous industries that we underwrite today. These core hazardous industries represented 96.2% of our voluntary gross premiums written in the nine months ended September 30, 2005 compared to 81.6% in 2000. Principally as a result of our renewed focus on hazardous industries, we have been able to reduce claims frequency sharply. In 2004, we had 7,015 claims reported compared to 28,509 claims in 2000, while gross earned premiums were $256.7 million in 2004 and $267.2 million in 2000.

•	Commenced re-underwriting our book of business. We commenced re-underwriting our core hazardous industry book of business to improve our risk selection and establish rates commensurate with the risks we were underwriting. Since January 1, 2000, we have made 63 filings with state regulatory agencies to increase our loss cost multipliers to maintain rates at profitable levels. As a result of these initiatives and our renewed focus on core hazardous industries, our average policy premium for voluntary workers’ compensation has increased from approximately $18,500 in 2000 to approximately $38,000 for the nine months ended September 30, 2005.

•	Reduced or ceased underwriting in certain states. We reduced or ceased underwriting in states where we lacked a sufficient level of premium production to effectively deploy our field resources or where we believed the rate environment did not adequately compensate us for the risks we were underwriting.

•	Increased pre-quotation safety inspection of employers on new business. As we expanded geographically and began underwriting policies for employers engaged in non-hazardous industries, the ability of our safety services personnel to review new and existing business became constrained. As a result, we had difficulty deploying our safety personnel to inspect employer worksites efficiently and began to outsource safety inspections. In conjunction with our refocus on core hazardous industries, we began mandating, with limited exceptions, a pre-quotation safety inspection of employers for new business that we utilize today. Our pre-quotation inspection rate of new voluntary policyholders increased from approximately 29% in 2000 to approximately 84% in 2004.

•	Took action to manage substantially all claims in-house. We made the strategic decision to take substantially all of our claims in-house and limit reliance on third-party administrators. We believe this action has reduced the number of open claims and improved our ability to close claims promptly and therefore reduce costs. At December 31, 2004, we managed 97% of claims in-house utilizing our intensive claims management practices as compared to 85.0% at December 31, 2000. We have also reduced the number of third-party administrators that we utilize to seven at year-end 2004 from 44 at the end of 2000.

•	Implemented incentive program. Effective January 1, 2001, we implemented a new incentive program under which our underwriters and field safety professionals are compensated in part based on the achievement of certain loss ratio targets. We believe this program has contributed to our ability to maintain underwriting discipline.

      We believe these actions have contributed to improved underwriting profitability as measured on an accident year basis. As shown in the table below, during the period 1995 through 2004, our weighted average accident year gross and net loss ratios were 94.4% and 67.4%, respectively. The weighted average accident year gross and net loss ratios for this same time period for the workers’ compensation insurance industry were 85.2% and 83.6%, respectively.

											Weighted
Accident Year Loss Ratio	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	Average

Gross Basis:
AMERISAFE(1)	61.8%	61.1%	84.5%	108.3%	144.5%	121.2%	94.9%	79.5%	71.3%	67.8%	94.4%
Workers’ Compensation Industry(2)	70.0%	74.2%	87.0%	99.3%	110.0%	107.1%	97.7%	79.5%	72.2%	73.9%	85.2%
Net Basis:
AMERISAFE(1)	52.0%	56.6%	76.6%	63.0%	65.2%	54.2%	68.5%	83.4%	71.4%	68.5%	67.4%
Workers’ Compensation Industry(2)	71.1%	75.0%	86.6%	96.1%	101.9%	100.3%	90.0%	79.4%	75.2%	75.8%	83.6%

(1)	Cumulative development through December 31, 2004.

(2)	Source: A.M. Best, statutory basis.
      The principal difference between our gross and net loss experience relates to the policy years 1998 through 2000, during which we were able to purchase reinsurance on favorable pricing and other terms.
      We believe that the strategic actions taken since September 2000 to refocus our underwriting operations on core hazardous industries while developing further discipline in underwriting, safety services, claims management and premium audit has positioned us to achieve profitable underwriting results and favorable returns on equity.
Industry
     Overview
      Workers’ compensation is a statutory system under which an employer is required to pay for its employees’ medical, disability, vocational rehabilitation and death benefit costs for work-related injuries or illnesses. Most employers satisfy this requirement by purchasing workers’ compensation insurance. The principal concept underlying workers’ compensation laws is that employees injured in the course and scope of their employment have only the legal remedies available under workers’ compensation laws and do not have any other recourse against their employer. An employer’s obligation to pay workers’ compensation does not depend on any negligence or wrongdoing on the part of the employer and exists even for injuries that result from the negligence or fault of another person, a co-employee or, in most instances, the injured employee.
      Workers’ compensation insurance policies generally provide that the insurance carrier will pay all benefits that the insured employer may become obligated to pay under applicable workers’ compensation laws. Each state has a regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of permanent impairment and specifies the options in selecting medical providers available to the injured employee or the employer. These state laws generally require two types of benefits for injured employees: (1) medical benefits, which include expenses related to diagnosis and treatment of the injury, as well as any required rehabilitation, and (2) indemnity payments, which consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members. To fulfill these mandated financial obligations, virtually all employers are required to purchase workers’ compensation insurance or, if permitted by state law or approved by the U.S. Department of Labor, to self-insure. The employers may purchase workers’ compensation insurance from a private insurance carrier, a state-sanctioned assigned risk pool or a self-insurance fund, which is an entity that allows employers to obtain workers’ compensation coverage on a pooled basis, typically subjecting each employer to joint and several liability for the entire fund.

      Workers’ compensation was the fourth-largest property and casualty insurance line in the United States in 2004, according to A.M. Best. Direct premiums written in 2004 for the workers’ compensation insurance industry were approximately $54 billion, and direct premiums written for the property and casualty industry as a whole were approximately $466 billion, according to A.M. Best. Premium volume in the workers’ compensation insurance industry is estimated to have increased 11% since 2003, while the property and casualty industry experienced a 5% increase in net premiums written in 2004 compared to 2003, according to NCCI. According to the most recent market data reported by the NCCI, which is the official ratings bureau in the majority of states in which we are licensed, total premiums reported for the specific occupational class codes for which we underwrite business was $17 billion. Total premiums reported for all occupational class codes reported by the NCCI for these same jurisdictions was $37 billion.

Industry Developments
      During the period from 1994 to 2001, we believe that price competition and rising loss costs, despite declines in the frequency of losses, severely eroded underwriting profitability in the workers’ compensation insurance industry. According to NCCI, the workers’ compensation insurance industry’s accident year combined ratios rose from 100% in 1995 to a high of 139% in 1999. As a result, NCCI estimated that workers’ compensation loss reserves for private carriers were deficient by $12.0 billion at December 31, 2004, which are significantly up from just $2 billion in 1995, yet down from a high of $21 billion in 2001. We believe the workers’ compensation insurance industry is slowly transitioning to a more competitive market environment.
      Rising Medical Claim Costs. According to NCCI, workers’ compensation medical claims costs have risen approximately 137% over the ten-year period ended December 31, 2004 driven primarily by increased utilization and prescription drug costs.
      Rising Indemnity Claim Costs. According to NCCI, indemnity claim costs, which include wage replacement, have risen 87% for the ten-year period ended December 31, 2004, which is lower than the rate at which medical claim costs have risen.
      Declining Investment Performance. Unfavorable investment conditions have also adversely affected workers’ compensation insurance industry returns on equity. Because workers’ compensation claims are generally paid over a longer period of time as compared to other types of insurance claims, workers’ compensation insurers have the opportunity to invest premiums received for longer periods of time. Therefore, the performance of the investments funded with premiums received is an important part of a workers’ compensation insurance company’s business model. The ratio of investment gain on insurance transactions (including net investment income, realized gains and other income) to premiums for private carriers has declined from a high of 21% in 1998 to a projected rate of 10% in 2004, according to NCCI.
      Reduction in Market Capacity. We believe that price competition, rising loss costs and low investment returns in recent years have led to poor operating results and have caused some workers’ compensation insurers to suffer severe capital impairment. These conditions have forced some insurers to withdraw from the marketplace and enter insolvency proceedings, precipitating a reduction in market capacity. Notwithstanding this reduction in market capacity, the volume of workers’ compensation insurance premiums has shown steady growth, increasing from $25 billion in 1999 to an estimated $46 billion of net premiums written in 2004, an 84% increase, driven mainly by rate increases.
     Industry Outlook
      We believe the challenges faced by the workers’ compensation insurance industry over the past decade have created significant opportunity for workers’ compensation insurers to increase the amount of business that they write. The year 2002 marked the first year in five years that private carriers in the property and casualty insurance industry experienced an increase in annual after-tax returns on surplus, including capital gains, according to NCCI. Workers’ compensation insurance industry calendar year combined ratios declined for the first time in seven years, falling from 122% (with 1.9% attributable to the September 11, 2001 terrorist attacks) to 105% in 2004 as premium rates have increased and claims frequency has declined. In addition, claims frequency has declined. From 1990 through 2003, the cumulative decline in lost-time claims frequency was 42.0%. The NCCI estimates that lost-time claims frequency declined an additional 3.4% in 2004. We believe that opportunities remain for us to provide needed underwriting capacity at attractive rates and upon terms and conditions more favorable to insurers than in the past.
Policyholders
      As of September 30, 2005, we had approximately 6,500 voluntary business policyholders with an average annual workers’ compensation policy premium of approximately $38,000. As of September 30, 2005, our ten largest voluntary business policyholders accounted for approximately 3.0% of our in-force premiums. Our policy renewal rate on voluntary business that we elected to quote for renewal was 87.9% in 2002, 91.4% in 2003 and 93.0% in 2004.
      In addition to our voluntary workers’ compensation business, we underwrite workers’ compensation policies for employers assigned to us and assume reinsurance premiums from mandatory pooling arrangements, in each case to fulfill our obligations under residual market programs implemented by the states in which we operate. In addition, we separately underwrite general liability insurance policies for our workers’ compensation policyholders in the logging industry on a select basis. Our assigned risk business fulfills our statutory obligation to participate in residual market plans in six states. See “—Regulation—Residual Market Programs” below. For the year ended December 31, 2004 and the nine months ended September 30, 2005, our assigned risk business accounted for 3.6% and 5.0%, respectively, of our gross premiums written, and our assumed premiums from mandatory pooling arrangements accounted for 3.0% and 2.4%, respectively, of our gross premiums written. In addition, our general liability insurance business accounted for only 1.0% and 1.1%, respectively, of our gross premiums written for the year ended December 31, 2004 and the nine months ended September 30, 2005.
     Targeted Industries
      We provide workers’ compensation insurance primarily to employers in the following targeted hazardous industries:
      Construction. Includes a broad range of operations such as highway and bridge construction, building and maintenance of pipeline and powerline networks, excavation, commercial construction, roofing, iron and steel erection, tower erection and numerous other specialized construction operations. In 2004, our average policy premium for voluntary workers’ compensation within the construction industry was $41,227, or $7.60 per $100 of payroll.
      Trucking. Includes a large spectrum of diverse operations including contract haulers, regional and local freight carriers, special equipment transporters and other trucking companies that conduct a variety of short- and long-haul operations. In 2004, our average policy premium for voluntary workers’ compensation within the trucking industry was $46,666 or $7.29 per $100 of payroll.
      Logging. Includes tree harvesting operations ranging from labor intensive chainsaw felling and trimming to sophisticated mechanized operations using heavy equipment. In 2004, our average policy premium for voluntary workers’ compensation within the logging industry was $18,468, or $15.16 per $100 of payroll.
      Agriculture. Including crop maintenance and harvesting, grain and produce operations, nursery operations, meat processing and livestock feed and transportation. In 2004, our average policy premium for voluntary workers’ compensation within the agricultural industry was $29,325, or $9.63 per $100 of payroll.

      Oil and Gas. Including various oil and gas activities including gathering, transportation, processing, production and field service operations. In 2004, our average policy premium for voluntary workers’ compensation within the oil and gas industry was $65,686, or $6.29 per $100 of payroll.
      Maritime. Including ship building and repair, pier and marine construction, inter-coastal construction and stevedoring. In 2004, our average policy premium for voluntary workers’ compensation within the maritime industry was $46,164, or $9.03 per $100 of payroll.
      Sawmills. Including sawmills and various other lumber-related operations. In 2004, our average policy premium for the sawmill industry was $37,105, or $7.32 per $100 of payroll.
      Our gross premiums are derived from:

•	Direct Premiums. Includes premiums from workers’ compensation and general liability insurance policies that we issue to:

•	employers who seek to purchase insurance directly from us and who we voluntarily agree to insure, which we refer to as our voluntary business; and

•	employers assigned to us under residual market programs implemented by some of the states in which we operate, which we refer to as our assigned risk business.

•	Assumed Premiums. Includes premiums from our participation in mandatory pooling arrangements under residual market programs implemented by some of the states in which we operate.
      As of September 30, 2005, only 1.0% of our voluntary in-force premiums were derived from general liability policies.
      Gross premiums written during the years ended December 31, 2002, 2003 and 2004 and the allocation of those premiums among the hazardous industries we target are presented in the table below.

				Percentage
	Gross Premiums Written			of Gross Premiums Written

	2002	2003	2004	2002	2003	2004

	(In thousands)
Voluntary business:
Construction	$61,558	$80,693	$101,298	33.2%	36.1%	38.3%
Trucking	36,392	47,104	57,822	19.7%	21.1%	21.8%
Logging	32,156	32,008	30,340	17.4%	14.3%	11.5%
Agriculture	6,574	8,502	11,203	3.6%	3.8%	4.2%
Oil and Gas	7,157	7,221	7,226	3.9%	3.2%	2.7%
Maritime	5,326	6,076	5,909	2.9%	2.7%	2.2%
Sawmills	3,760	4,009	5,566	2.0%	1.8%	2.1%
Other	21,164	24,239	28,117	11.4%	10.8%	10.6%

Total voluntary business	174,087	209,852	247,481	94.1%	93.9%	93.4%

Assigned risk business	7,414	9,216	9,431	4.0%	4.1%	3.6%
Assumed premiums	3,592	4,522	8,050	1.9%	2.0%	3.0%

Total	$185,093	$223,590	$264,962	100.0%	100.0%	100.0%

     Geographic Distribution
      We are licensed to provide workers’ compensation insurance in 45 states, the District of Columbia and the U.S. Virgin Islands. We operate on a geographically diverse basis with no more than 11.0% of our gross premiums written in 2004 derived from any one state. The table below identifies, for the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005, the states in which the percentage of our gross premiums written exceeded 3.0% for any of the periods presented.

	Percentage of Gross Premiums Written

	Year Ended
	December 31,		Nine Months
			Ended
State	2003	2004	September 30, 2005

Georgia	9.4%	9.5%	10.3%
Louisiana	11.8%	10.6%	8.3%
North Carolina	5.9%	6.3%	6.6%
Pennsylvania	3.9%	4.5%	5.8%
Florida	4.6%	4.9%	5.6%
Virginia	5.2%	5.2%	5.5%
Illinois	5.7%	6.4%	5.1%
South Carolina	3.9%	4.6%	5.1%
Texas	7.9%	6.5%	4.9%
Alaska	3.3%	4.4%	4.9%
Minnesota	3.9%	3.6%	4.3%
Tennessee	3.5%	3.9%	4.2%
Oklahoma	3.9%	3.3%	4.2%
Wisconsin	2.3%	3.3%	3.9%
Arkansas	5.2%	4.7%	3.8%
Mississippi	3.6%	3.9%	3.4%
Alabama	3.2%	2.7%	2.6%
Lines of Business
     Workers’ Compensation
      Workers’ compensation insurance provides coverage to employers under state and federal workers’ compensation laws. These laws prescribe benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our workers’ compensation insurance policies also provide employer liability coverage, which generally provides coverage for an employer for claims by non-employees.
      Our insurance encompasses a variety of options designed to fit the needs of our policyholders. The most basic insurance policy, accounting for more than 99.0% of our gross premiums written for the year ended December 31, 2004 and the nine months ended September 30, 2005, is a guaranteed cost contract. Under our guaranteed cost contracts, policyholders pay premiums based on a percentage of their payroll determined by job classification. Our premium rates for these policies vary depending upon certain factors, including the type of work to be performed by employees and the general business of the policyholder. In return for premium payments, we assume statutorily imposed obligations of the policyholder to provide workers’ compensation benefits to its employees. There are no policy limits on our liability for workers’ compensation claims as there are for other forms of insurance. We conduct a premium audit at the expiration of the policy to verify that the policyholder’s correct payroll expense and job classifications were reported to us.
      A policyholder who desires to assume financial risk in exchange for reduced premiums may elect a deductible that makes the policyholder responsible for the first portion of any claim. We also offer loss sensitive plans on a limited basis, including dividend plans. These plans provide for a portion of the premium to be returned to the policyholder in the form of a dividend, based on the policyholder’s losses during the policy period.

      We have three underwriting insurance subsidiaries, American Interstate, Silver Oak Casualty and American Interstate of Texas. Our principal subsidiary, American Interstate, is licensed to provide workers’ compensation insurance in 45 states, the District of Columbia and the U.S. Virgin Islands. Silver Oak Casualty is licensed in eight states and the District of Columbia and American Interstate of Texas is licensed only in Texas. We utilize Silver Oak Casualty and American Interstate of Texas to file alternative workers’ compensation rate structures that permit us to offer our workers’ compensation insurance to a broader range of potential policyholders. We currently intend to pursue licensing of Silver Oak Casualty and American Interstate of Texas in additional states.
     General Liability
      General liability insurance is a form of casualty insurance that covers a policyholder’s liability resulting from its act or omission that causes bodily injury or property damage to a third party. With general liability insurance, the amount of a covered loss is the amount of the claim or payment made on the policyholder’s behalf, subject to the deductible, limits of liability and other features of the insurance policy. We offer general liability insurance coverage only to our workers’ compensation policyholders in the logging industry on a select basis. As of September 30, 2005, only 1.0% of our voluntary in-force premiums were derived from general liability policies.
Sales and Marketing
      We sell our workers’ compensation insurance through agencies. As of September 30, 2005, our insurance was sold through approximately 1,700 independent agencies and our wholly owned insurance agency subsidiary, Amerisafe General Agency Insurance, which is licensed in 24 states. We are selective in establishing and maintaining relationships with independent agencies. We establish and maintain relationships only with those agencies that provide quality application flow from prospective policyholders that are reasonably likely to accept our quotes. We compensate these agencies by paying a commission based on the premium collected from the policyholder. Our average commission rate for our independent agencies was 7.0% for the year ended December 31, 2004 and 7.1% for the nine months ended September 30, 2005. Beginning January 1, 2005, we pay our insurance agency subsidiary a commission rate of 8.0%. Neither our independent agencies nor our insurance agency subsidiary has authority to underwrite or bind coverage. We do not pay contingent commissions.
      As of September 30, 2005, independent agencies accounted for approximately 81.6% of our voluntary in-force premiums, and no independent agency accounted for more than 1.2% of our voluntary in-force premiums at that date.
Underwriting and Rate Making
      Our underwriting strategy is to focus on employers in certain hazardous industries that operate in those states where our underwriting efforts are the most profitable and efficient. We analyze each prospective policyholder on its own merits relative to known industry trends and statistical data. Our underwriting guidelines specify that we do not write workers’ compensation insurance for certain hazardous activities, including sub-surface mining and the use of explosives.
      Underwriting is a multi-step process that begins with the receipt of an application from one of our agencies. We initially review the application to confirm that the prospective policyholder meets certain established criteria, including that it is engaged in one of our targeted hazardous industries and industry classes and operates in the states we target. If the application satisfies these criteria, the application is forwarded to our underwriting department for further review.
      Our underwriting department reviews the application to determine if the application meets our underwriting criteria and whether all required information has been provided. If additional information is required, the underwriting department requests additional information from the agency. This initial review process is generally completed within three days after the application is received by us. Once this initial review process is complete, our underwriting department requests that a pre-quotation safety inspection be performed.
      After the pre-quotation safety inspection has been completed, our underwriting professionals review the results of the inspection to determine if a rate quote should be made and, if so, prepare the quote. The rate quote must be reviewed and approved by our underwriting department before it is delivered to the agency. All decisions by our underwriting department, including decisions to decline applications, are subject to review and approval by our management-level underwriters.
      In the majority of states, workers’ compensation insurance rates are based upon the published “loss costs.” Loss costs are derived from wage and loss data reported by insurers to the state’s statistical agent, in most states the NCCI. The state agent then promulgates loss costs for specific job descriptions or class codes. Insurers file requests for adoption of a loss cost multiplier, or LCM, to be applied to the loss costs to support operating costs and profit margins. In addition, most states allow pricing flexibility above and below the filed LCM, within certain limits.
      We obtain approval of our rates, including our LCMs, from state regulatory authorities. To maintain rates at profitable levels, we regularly monitor and adjust our LCMs. In 2005, we made 5 filings with state regulatory agencies to increase our LCMs. Similarly, in 2004, 2003, 2002 and 2001, we made 7 filings, 16 filings, 12 filings and 14 filings, respectively. In each instance, our rate increases were approved. The effective LCM for our voluntary business has increased from 0.93 for the 2000 policy year to 1.56 for the nine months ended September 30, 2005. For policy years 2001, 2002, 2003 and 2004 the effective LCM for our voluntary business was 1.14, 1.37, 1.43 and 1.53, respectively. If we are unable to charge rates in a particular state or industry to produce satisfactory results, we seek to control and reduce our premium volume in that state or industry and redeploy our capital in other states or industries that offer greater opportunity to earn an underwriting profit.
      Our underwriting department is managed by experienced underwriting professionals who specialize in the hazardous industries that we target. As of September 30, 2005, we had 63 employees in our underwriting department, including 17 underwriting professionals and 46 support-level staff members. The average length of underwriting experience of our underwriting professionals is approximately 11 years.
      Our underwriting professionals participate in an incentive compensation program under which bonuses are paid quarterly based upon achieving premium underwriting volume and loss ratio targets. The determination of whether targets have been satisfied is made 18 months after the relevant incentive compensation period.
Safety
      Our safety inspection process begins with a request from our underwriting department to perform a pre-quotation safety inspection. Our safety inspections focus on a prospective policyholder’s operations, loss exposures and existing safety controls to prevent potential losses. The factors considered in our inspection include employee experience, turn-over, training, previous loss history and corrective actions, and workplace conditions, including equipment condition and, where appropriate, use of fall protection, respiratory protection or other safety devices. Our FSPs travel to employers’ worksites to perform these safety inspections. This initial in-depth analysis allows our underwriting professionals to make decisions on both insurability and pricing. In certain circumstances, we will agree to provide workers’ compensation insurance only if the employer agrees to implement and maintain the safety management practices that we recommend. From January 1, 2004 through September 30, 2005, approximately 87% of our new voluntary business policyholders were inspected prior to our offering a premium quote. The remaining voluntary business policyholders were not inspected prior to a premium quote for a variety of reasons, including small premium size or the policyholder was previously a policyholder subject to our safety inspections.

      After an employer becomes a policyholder, we continue to emphasize workplace safety through periodic workplace visits, assisting the policyholder in designing and implementing enhanced safety management programs, providing current industry-specific safety-related information and conducting rigorous post-accident management. Generally, we may cancel or decline to renew an insurance policy if the policyholder does not implement or maintain reasonable safety management practices that we recommend.
      Our safety department is comprised of 48 FSPs, including three field vice presidents. Our FSPs participate in an incentive compensation program under which bonuses are paid quarterly based upon an FSP’s production and their policyholders’ aggregate loss ratios. The results are measured 18 months after the inception of the subject policy period.
Claims
      We have structured our claims operation to provide immediate, intensive and personal management of all claims to guide injured employees through medical treatment, rehabilitation and recovery with the primary goal of returning the injured employee to work as promptly as practicable. We seek to limit the number of claim disputes with injured employees through early intervention in the claims process.
      We have 51 claims offices located throughout the markets we serve. Our FCMs are located in the geographic areas where our policyholders are based. We believe the presence of our FCMs in the field enhances our ability to guide an injured employee to the appropriate conclusion in a friendly, dignified and supportive manner. Our FCMs have broad authority to manage claims from occurrence of a workplace injury through resolution, including authority to retain many different medical providers at our expense, including not only our recommended medical providers but also nurse case managers, independent medical examiners, vocational specialists, rehabilitation specialists and other specialty providers of medical services necessary to achieve a quality outcome.
      Following notification of a workplace injury, an FCM will contact the policyholder, the injured employee and/or the treating physician to determine the nature and severity of the injury. If a serious injury occurs, the FCM will promptly visit the injured employee or the employee’s family members to discuss the benefits provided and will also visit the treating physician to discuss the proposed treatment plan. Our FCM assists the injured employee in receiving appropriate medical treatment and encourages the use of our recommended medical providers and facilities. For example, our FCM may suggest that a treating physician refer an injured worker to another physician or treatment facility that we believe has had positive outcomes for other workers with similar injuries. We actively monitor the number of open cases handled by a single FCM in order to maintain focus on each specific injured employee. As of September 30, 2005, we averaged approximately 60 open indemnity claims per FCM, which we believe is significantly less than the industry average.
      Locating our FCMs in the field also allows us to build professional relationships with local medical providers. In selecting medical providers, we rely, in part, on the recommendations of our FCMs who have developed professional relationships within their geographic areas. We also seek input from our policyholders and other contacts in the markets that we serve. While cost factors are considered in selecting medical providers, we consider the most important factor in the selection process to be the medical provider’s ability to achieve a quality outcome. We define quality outcome as the injured worker’s rapid, conclusive recovery and return to sustained, full capacity employment.
      While we seek to promptly settle valid claims, we also aggressively defend against claims we consider to be non-meritorious. Litigation expenses accounted for less than 5.0% of our gross claims and claim settlement expenses in 2004 and for the nine months ended September 30, 2005. As of September 30, 2005, we had closed approximately 92.1% of our 2003 reported claims and approximately 98.9% of our pre-2003 reported claims, thereby substantially reducing the risk of future adverse claims development. Where possible, we purchase annuities on longer life claims to close the claim while still providing an appropriate level of benefits to an injured employee. We also mitigate against potential losses from improper premium reporting or delinquent premium payment by collecting from the policyholder a deposit, typically representing 15% of total premium, at the inception of the policy, which deposit can be utilized to offset losses from inadequate premium submissions.
Premium Audits
      We conduct premium audits on all of our voluntary business policyholders annually, upon the expiration of each policy, including when the policy is renewed. The purpose of these audits is to verify that policyholders have accurately reported their payroll expenses and employee job classifications, and therefore have paid us the premium required under the terms of their policies. In addition to annual audits, we selectively perform interim audits on certain classes of business if significant or unusual claims are filed or if the monthly reports submitted by a policyholder reflect a payroll pattern or any aberrations that cause underwriting, safety or fraud concerns.
Loss Reserves
      We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at a given point in time. In establishing our reserves, we do not use loss discounting, which involves recognizing the time value of money and offsetting estimates of future payments by future expected investment income. Our process and methodology for estimating reserves applies to both our voluntary and assigned risk business and does not include our reserves for mandatory pooling arrangements. We record reserves for mandatory pooling arrangements as those reserves are reported to us by the pool administrators. We use a consulting actuary to assist in the evaluation of the adequacy of our reserves for loss and loss adjustment expenses.
      When a claim is reported, we establish an initial case reserve for the estimated amount of our loss based on our estimate of the most likely outcome of the claim at that time. Generally, a case reserve is established within 14 days after the claim is reported and consists of anticipated medical costs, indemnity costs and specific adjustment expenses, which we refer to as defense and cost containment expenses, or DCC expenses. At any point in time, the amount paid on a claim, plus the reserve for future amounts to be paid, represents the estimated total cost of the claim, or the case incurred amount. The estimated amount of loss for a reported claim is based upon various factors, including:

•	type of loss;

•	severity of the injury or damage;

•	age and occupation of the injured employee;

•	estimated length of temporary disability;

•	anticipated permanent disability;

•	expected medical procedures, costs and duration;

•	our knowledge of the circumstances surrounding the claim;

•	insurance policy provisions, including coverage, related to the claim;

•	jurisdiction of the occurrence; and

•	other benefits defined by applicable statute.
      The case incurred amount can vary due to uncertainties with respect to medical treatment and outcome, length and degree of disability, employment availability and wage levels and judicial determinations. As changes occur, the case incurred amount is adjusted. The initial estimate of the case incurred amount can vary significantly from the amount ultimately paid, especially in circumstances involving severe injuries with comprehensive medical treatment. Changes in case incurred amounts, or case development, is an important component of our historical claim data.
      In addition to case reserves, we establish reserves on an aggregate basis for loss and DCC expenses that have been incurred but not reported, or IBNR. Our IBNR reserves are also intended to provide for aggregate changes in case incurred amounts as well as the unpaid cost of recently reported claims for which an initial case reserve has not been established.
      The third component of our reserves for loss and loss adjustment expenses is our adjusting and other reserve, or AO reserve. Our AO reserve is established for the costs of future unallocated loss adjustment expenses for all known and unknown claims. Our AO reserve covers primarily the estimated cost of administering claims. The final component of our reserves for loss and loss adjustment expenses is the reserve for mandatory pooling arrangements.
      In establishing reserves, we rely on the analysis of our more than 135,000 claims in our 19-year history. Using statistical analyses and actuarial methods, we estimate reserves based on historical patterns of case development, payment patterns, mix of business, premium rates charged, case reserving adequacy, operational changes, adjustment philosophy and severity and duration trends.
      We review our reserves by industry and state on a quarterly basis. Individual open claims are reviewed more frequently by our field case managers and adjustments to case incurred amounts are made based on expected outcomes. The number of claims reported or occurring during a period, combined with a calculation of average case incurred amounts, and measured over time, provide the foundation for our reserve estimates. In establishing our reserve estimates, we use historical trends in claim reporting timeliness, frequency of claims in relation to earned premium or covered payroll, premium rate levels charged and case development patterns. However, the number of variables and judgments involved in establishing reserve estimates, combined with some random variation in loss development patterns, results in uncertainty regarding projected ultimate losses. As a result, our ultimate liability for loss and loss adjustment expenses may be more or less than our reserve estimate.
      Our analysis of our historical data provides the factors we use in our statistical and actuarial analysis in estimating our loss and DCC expense reserve. These factors are primarily measures over time of claims reported, average case incurred amounts, case development, duration, severity and payment patterns. However, these factors cannot be directly used as these factors do not take into consideration changes in business mix, claims management, regulatory issues, medical trends, employment and wage patterns and other subjective factors. We use this combination of factors and subjective assumptions in the use of the following six actuarial methodologies:

•	Paid Development Method — uses historical, cumulative paid losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

•	Paid Cape Cod Method — multiplies estimated ultimate claims for each accident year by a weighted average, trended severity. The estimated ultimate claims used in this method are based on paid claim count development. The selected severity for a given accident year is then derived by giving some weight to all of the accident years in the experience history rather than treating each accident year independently.

•	Paid Bornhuetter-Ferguson (“BF”) Method — a combination of the Paid Development Method and the Paid Cape Cod Method, the Paid BF Method estimates ultimate losses by adding actual paid losses and projected, future unpaid losses. The amounts produced are then added to cumulative paid losses to produce the final estimates of ultimate incurred losses.

•	Incurred Development Method — uses historical, cumulative incurred losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

•	Incurred Cape Cod Method — multiplies estimated ultimate claims for each accident year by a weighted average, trended severity. The estimated ultimate claims used in this method are based on incurred claim count development. The selected severity for a given accident year is then derived by giving some weight to all of the accident years in the experience history rather than treating each accident year independently.

•	Incurred Bornhuetter-Ferguson Method — a combination of the Incurred Development Method and the Incurred Cape Cod Method, the Incurred BF Method estimates ultimate losses by adding actual incurred losses and projected, future unreported losses. The amounts produced are then added to cumulative incurred losses to produce an estimate of ultimate incurred losses.

      For each method, we calculate the amount of our total loss and DCC expenses that we estimate will ultimately be paid by our reinsurers, which is subtracted from our total gross reserve to produce our total net reserve. We then analyze the results and may emphasize or deemphasize some or all of the outcomes to reflect our judgment of their reasonableness in relation to supplementary information and operational and industry changes. These outcomes are then aggregated to produce a single weighted average point estimate that is the base estimate for net loss and DCC expense reserves.
      In determining the level of emphasis that may be placed on some or all of the methods, we review statistical information as to which methods are most appropriate, whether adjustments are appropriate within the particular methods, and if results produced by each method include inherent bias reflecting operational and industry changes. This supplementary information may include:

•	open and closed claim counts;

•	statistics related to open and closed claim count percentages;

•	claim closure rates;

•	changes in average case reserves and average loss and loss adjustment expenses incurred on open claims;

•	reported and ultimate average case incurred changes;

•	reported and projected ultimate loss ratios; and

•	loss payment patterns.
      In establishing our AO reserves, we review our past adjustment expenses in relation to paid claims and estimated future costs based on expected claims activity and duration.
      The sum of our net loss and DCC expense reserve, our AO reserve and our reserve for mandatory pooling arrangements is our total net reserve for loss and loss adjustment expenses.
      As of September 30, 2005, our best estimate of our ultimate liability for loss and loss adjustment expenses, net of amounts recoverable from reinsurers, was $353.4 million, which includes $9.7 million in reserves for mandatory pooling arrangements as reported by the pool administrators. This estimate was derived from the process and methodology described above which relies on substantial judgment. There is inherent uncertainty in estimating our reserves for loss and loss adjustment expenses. It is possible that our actual loss and loss adjustment expenses incurred may vary significantly from our estimates.
      As noted above, our reserve estimate is developed based upon our analysis of our historical data, and factors derived from that data, including claims reported, average claim amount incurred, case development, duration, severity and payment patterns, as well as subjective assumptions. We view our estimate of loss and DCC expenses as the most significant component of our reserve for loss and loss adjustment expenses.

      We prepared a sensitivity analysis of our net loss and DCC expense reserve as of September 30, 2005 by analyzing the effect of reasonably likely changes to the assumptions used in deriving our estimates. Since the base estimate for our net loss and DCC expense reserve is derived from the outcomes of the six actuarial methodologies discussed above, the most significant assumption in establishing our reserve is the adjustment of and emphasis on those methods that we believe are most appropriate.
      Of the six actuarial methods we use, three are “incurred” methods and three are “paid” methods. The selected development factors within each method are derived from our data and the design characteristics of the particular method. The six different methods each have inherent biases in their respective designs that are more or less predictive in their use. “Incurred” methods rely on historical development factors derived from changes in our incurred estimates of claims paid and reserve amounts over time, while “paid” methods focus on our claim payment patterns and ultimate paid costs. “Incurred” methods focus on the measurement of the adequacy of case reserves at points in time. As a result, if reserving practices change over time, the “incurred” methods may produce significant variation in the estimates of ultimate losses. “Paid” methods rely on actual claims payment patterns and therefore are not sensitive to changes in reserving practices.
      The low end of the range of our sensitivity analysis was derived by placing more emphasis (63%) on the outcomes generated by the three “paid” methods and less emphasis (37%) on the outcomes generated by the three “incurred” methods. The high end of the range was derived by placing more emphasis (63%) on the outcomes generated by the three “incurred” methods and less emphasis (37%) on the outcomes generated by the three “paid” methods. We believe that changing the emphasis on the “incurred” and “paid” methods better reflects reasonably likely outcomes than adjusting selected development factors or other variables used within each method. We believe the results of this sensitivity analysis, which are summarized in the table below, constitute a reasonable range of the expected outcomes of our reserve for net loss and DCC expenses.

	As of September 30, 2005

			Mandatory
	Loss and		Pooling
	DCC Expenses	AO	Arrangements	Total

	(In thousands)
Low end of range	$299,937	$16,338	$9,655	$325,930
Net reserve	327,401	16,338	9,655	353,394
High end of range	341,139	16,338	9,655	367,132
      The resulting range derived from this sensitivity analysis would have increased net reserves by $13.7 million or decreased net reserves by $27.5 million, at September 30, 2005. The increase would have reduced net income and stockholders’ equity by $8.9 million. The decrease would have increased net income and stockholders’ equity by $17.9 million. A change in our net loss and DCC expense reserve would not have an immediate impact on our liquidity, but would affect cash flow in future periods as the losses are paid.
      Given the numerous factors and assumptions used in our estimate of reserves, and consequently this sensitivity analysis, we do not believe that it would be meaningful to provide more detailed disclosure regarding specific factors and assumptions and the individual effects of these factors and assumptions on our net reserves. Furthermore, there is no precise method for subsequently evaluating the impact of any specific factor or assumption on the adequacy of reserves, because the eventual deficiency or redundancy is affected by multiple interdependent factors.

Reconciliation of Loss Reserves
      The table below shows the reconciliation of loss reserves on a gross and net basis for the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005, reflecting changes in losses incurred and paid losses.

	Year Ended December 31,
			Nine Months Ended
	2003	2004	September 30, 2005

	(In thousands)
Balance, beginning of period	$346,542	$377,559	$432,880
Less amounts recoverable from reinsurers on unpaid loss and loss adjustment expenses	193,634	194,558	189,624

Net balance, beginning of period	152,908	183,001	243,256

Add incurred related to:
Current year	126,977	160,773	133,743
Prior years	2,273	13,413	8,682
Loss on Converium commutation	—	—	13,200

Total incurred	129,250	174,186	155,625

Less paid related to:
Current year	32,649	40,312	24,602
Prior years	66,508	73,619	76,985

Total paid	99,157	113,931	101,587

Add effect of Converium commutation	—	—	56,100

Net balance, end of period	183,001	243,256	353,394

Add amounts recoverable from reinsurers on unpaid loss and loss adjustment expenses	194,558	189,624	116,500

Balance, end of period	$377,559	$432,880	$469,894

      Our gross reserves for loss and loss adjustment expenses of $469.9 million as of September 30, 2005 are expected to cover all unpaid loss and loss adjustment expenses related to open claims as of that date, as well as IBNR reserves, which represented 17.5% of our gross reserves on that date. As of September 30, 2005, we had 6,008 open claims, with an average of $78,211 in unpaid loss and loss adjustment expenses per open claim. During the nine months ended September 30, 2005, 5,318 new claims were reported, and 4,994 claims were closed.
      As of December 31, 2004, our gross reserves for loss and loss adjustment expenses were $432.9 million, of which our IBNR reserves represented 17.2% of our gross reserves on that date. The increase in our reserves from December 31, 2004 to September 30, 2005 was due to our premium growth during this time period, which was offset by an increase in paid loss and loss adjustment expenses related to prior accident years. As of December 31, 2004, we had 5,684 open claims, with an average of $76,158 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2004, 7,015 claims were reported and 7,086 claims were closed.
      As of December 31, 2003, our gross reserves for loss and loss adjustment expenses were $377.6 million, of which our IBNR reserves represented 13.4% of our gross reserves on that date. The increase in our reserves from December 31, 2003 to December 31, 2004 was due to our premium growth during this time period and an increase in our reserves for prior accident years from $2.3 million in 2003 to $13.4 million in 2004. The increase for prior accident years related primarily to the 2002 accident year, which increased by $9.4 million as a result of claim settlements in excess of our established case reserves and increased estimates in our reserves for that accident year. As of December 31, 2003, we had 5,755 open claims, with an average of $65,605 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2003, 6,433 new claims were reported and 7,566 claims were closed.
     Loss Development
      The table below shows the net loss development for business written each year from 1994 through 2004. The table reflects the changes in our loss and loss adjustment expense reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a GAAP basis.
      The first line of the table shows, for the years indicated, our liability including the incurred but not reported loss and loss adjustment expenses as originally estimated, net of amounts recoverable from reinsurers. For example, as of December 31, 1996, it was estimated that $44.0 million would be sufficient to settle all claims not already settled that had occurred on or prior to December 31, 1996, whether reported or unreported. The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. The next section of the table shows, by year, the cumulative amounts of loss and loss adjustment expense payments, net of amounts recoverable from reinsurers, as of the end of each succeeding year. For example, with respect to the net loss reserves of $44.0 million as of December 31, 1996, by December 31, 2004 (eight years later) $36.4 million had actually been paid in settlement of the claims that relate to liabilities as of December 31, 1996.
      The “cumulative redundancy/(deficiency)” represents, as of December 31, 2004, the difference between the latest re-estimated liability and the amounts as originally estimated. A redundancy means that the original estimate was higher than the current estimate. A deficiency means that the current estimate is higher than the original estimate.
Analysis of Loss and Loss Adjustment Expense Reserve Development

	Year Ended December 31,

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

	(In thousands)
Reserve for loss and loss adjustment expenses, net of reinsurance recoverables	$31,243	$43,299	$43,952	$55,096	$43,625	$72,599	$86,192	$119,020	$152,908	$183,001	$243,256
Net reserve estimated as of:
One year later	28,101	36,613	35,447	54,036	49,098	75,588	96,801	123,413	155,683	196,955
Two years later	23,757	39,332	34,082	60,800	50,764	82,633	98,871	116,291	168,410
Three years later	21,026	28,439	34,252	63,583	57,750	86,336	92,740	119,814
Four years later	20,510	28,700	35,193	68,754	59,800	86,829	93,328
Five years later	20,992	29,647	38,318	69,610	60,074	87,088
Six years later	21,808	31,524	38,339	70,865	61,297
Seven years later	22,518	31,185	39,459	70,684
Eight years later	22,277	32,161	38,888
Nine years later	23,020	31,627
Ten years later	22,413
Net cumulative redundancy (deficiency)	$8,830	$11,672	$5,064	$(15,588)	$(17,672)	$(14,489)	$(7,136)	$(794)	$(15,502)	$(13,954)

	Year Ended December 31,

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

	(In thousands)
Cumulative amount of reserve paid, net of reserve recoveries, through:
One year later	10,646	17,716	19,143	35,005	26,140	45,095	51,470	51,114	66,545	73,783
Two years later	16,911	23,158	27,843	46,735	37,835	62,141	62,969	71,582	101,907
Three years later	18,567	26,058	30,766	54,969	45,404	67,267	70,036	84,341
Four years later	19,674	27,039	32,576	60,249	48,184	70,894	73,680
Five years later	20,008	28,007	34,765	62,361	50,045	72,744
Six years later	20,626	29,394	35,313	64,296	50,831
Seven years later	21,526	29,603	36,367	64,659
Eight years later	21,555	30,331	36,379
Nine years later	22,162	30,242
Ten years later	21,774
Net reserve— December 31	$31,243	$43,299	$43,952	$55,096	$43,625	$72,599	$86,192	$119,020	$152,908	$183,001	$243,256
Reinsurance recoverables	9,699	12,127	9,525	12,463	37,086	183,818	293,632	264,013	193,634	194,558	189,624

Gross reserve— December 31	$40,942	$55,426	$53,477	$67,559	$80,711	$256,417	$379,824	$383,033	$346,542	$377,559	$432,880

Net re-estimated reserve	$22,413	$31,627	$38,888	$70,684	$61,297	$87,088	$93,328	$119,814	$168,410	$196,955
Re-estimated reinsurance recoverables	9,641	17,679	27,504	35,763	124,943	282,006	384,482	347,107	270,576	221,959

Gross re-estimated reserve	$32,054	$49,306	$66,392	$106,447	$186,240	$369,094	$477,810	$466,921	$438,986	$418,914

Gross cumulative redundancy (deficiency)	$8,888	$6,120	$(12,915)	$(38,888)	$(105,529)	$(112,677)	$(97,986)	$(83,888)	$(92,444)	$(41,355)

      Our net cumulative redundancy (deficiency) set forth in the table above is net of amounts recoverable from our reinsurers, including Reliance Insurance Company, one of our former reinsurers. In 2001, Reliance was placed under regulatory supervision by the Pennsylvania Insurance Department and was subsequently placed into liquidation. As a result, we recognized losses related to uncollectible amounts due from Reliance of $17.0 million in 2001, $2.0 million in 2002 and $1.3 million in 2003.
Investments
      We derive net investment income from our invested assets. As of September 30, 2005, the carrying value of our investment portfolio, including cash and cash equivalents, was $498.2 million and the fair value of the portfolio was $492.1 million.
      Our investment strategy is to maximize after tax income and total return on invested assets while maintaining high quality and low risk investments within the portfolio. Our investment portfolio is managed by Hibernia Asset Management, LLC, a registered investment advisory firm and a wholly owned subsidiary of Hibernia National Bank. We pay Hibernia an investment management fee based on the market value of assets under management. The investment committee of our board of directors has established investment guidelines and periodically reviews portfolio performance for compliance with our guidelines.
      See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Investments” for further information on the composition and results of our investment portfolio.
      The table below shows the carrying values of various categories of securities held in our investment portfolio, the percentage of the total carrying value of our investment portfolio represented by each category and the annualized tax-equivalent yield for the nine months ended September 30, 2005 based on the carrying value of each category as of September 30, 2005:

			Annualized
		Percentage	Tax-Equivalent
	Carrying Value	of Portfolio	Yield

	(In thousands)
Fixed maturity securities:
State and political subdivisions	$242,406	48.7%	5.4%
Mortgage-backed securities	88,953	17.8%	5.3%
U.S. Treasury securities and obligations of U.S. Government agencies	56,623	11.4%	4.5%
Corporate bonds	22,018	4.4%	4.9%
Asset-backed securities	6,946	1.4%	3.7%
Redeemable preferred stocks	1,729	0.3%	6.1%

Total fixed maturity securities	418,675	84.0%

Equity securities:
Common stocks	47,029	9.5%	2.0%
Nonredeemable preferred stocks	3,612	0.7%	7.3%

Total equity securities	50,641	10.2%

Total investments, excluding cash and cash equivalents	469,316	94.2%

Cash and cash equivalents	28,843	5.8%	3.6%

Total investments, including cash and cash equivalents	$498,159	100.0%

      As of September 30, 2005, our fixed maturity securities had a carrying value of $418.7 million, which represented 84.0% of the carrying value of our investments, including cash and cash equivalents. The table below summarizes the credit quality of our fixed maturity securities as of September 30, 2005, as rated by Standard and Poor’s.

Percentage
of Total
Credit Rating	Carrying Value

“AAA”	86.3%
“AA”	8.3
“A”	3.2
“BBB”	2.2

Total	100.0%

      The table below shows the composition of our fixed maturity securities by remaining time to maturity as of September 30, 2005. For securities that are redeemable at the option of the issuer and have a carrying value that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a carrying value that is less than par value, the maturity used for the table below is the final maturity date.

	As of September 30, 2005

Remaining Time to Maturity	Carrying Value	Percentage

	(In thousands)
Less than one year	$7,183	1.7%
One to five years	157,539	37.6%
Five to ten years	100,452	24.0%
More than ten years	55,932	13.4%
Mortgage-backed securities	88,893	21.2%
Asset-backed securities	6,946	1.7%
Redeemable preferred stocks	1,729	0.4%

Total	$418,675	100.0%

Reinsurance
      We purchase reinsurance to reduce our net liability on individual risks and claims and to protect against catastrophic losses. Reinsurance involves an insurance company transferring to, or ceding, a portion of the exposure on a risk to a reinsurer. The reinsurer assumes the exposure in return for a portion of our premium. The cost and limits of reinsurance we purchase can vary from year to year based upon the availability of quality reinsurance at an acceptable price and our desired level of retention. Retention refers to the amount of risk that we retain for our own account. Under excess of loss reinsurance, covered losses in excess of the retention level up to the limit of the program are paid by the reinsurer. Our excess of loss reinsurance is written in layers, in which our reinsurers accept a band of coverage up to a specified amount. Any liability exceeding the limit of the program reverts to us as the ceding company. Reinsurance does not legally discharge us from primary liability for the full amount due under our policies. However, our reinsurers are obligated to indemnify us to the extent of the coverage provided in our reinsurance agreements.
      We believe reinsurance is critical to our business. Our reinsurance purchasing strategy is to protect against unforeseen and/or catastrophic loss activity that would adversely impact our income and capital base. We only select financially strong reinsurers with an A.M. Best rating of “A-” (Excellent) or better at the time we enter into a reinsurance contract. In addition, to minimize our exposure to significant losses from reinsurer insolvencies, we evaluate the financial condition of our reinsurers and monitor concentrations of credit risk. We do not purchase finite reinsurance.
     2005 Excess of Loss Reinsurance Treaty Program
      Effective January 1, 2005, we entered into a new excess of loss reinsurance treaty program related to our voluntary and assigned risk business that applies to losses incurred between January 1, 2005 and the date on which our reinsurance agreements are terminated. Our reinsurance treaty program provides us with reinsurance coverage for each loss occurrence up to $30.0 million, subject to applicable deductibles and retentions. However, for any loss occurrence involving only one person, our reinsurance coverage is limited to a maximum of $10.0 million, subject to applicable deductibles and retentions. We currently have ten reinsurers participating in our 2005 reinsurance treaty program. Under certain circumstances, including a downgrade of a reinsurer’s A.M. Best rating to “B++” (Very Good) or below, our reinsurers may be required to provide us with security for amounts due under the terms of our reinsurance program. This security may take the form of, among other things, cash advances or the issuance of a letter of credit to us. If security is required because of a ratings downgrade, the form of security must be mutually agreed between the reinsurer and us.
      Our reinsurance treaty program provides coverage in the following four layers:

•	First Layer. Affords coverage for the first $5.0 million of each loss occurrence. We retain the first $1.0 million of each loss and are subject to an annual aggregate deductible of approximately $5.6 million for losses between $1.0 million and $5.0 million before our reinsurers are obligated to reimburse us. The annual aggregate deductible is calculated as a percentage of net premiums earned. After the deductible is satisfied, we retain 10.0% of each loss between $1.0 million and $5.0 million. This layer also affords coverage for up to an aggregate of $4.0 million for certain losses caused by terrorism. In addition, with respect to our employers liability and general liability insurance policies, this layer requires that we obtain additional reinsurance to limit our ultimate net loss for each loss occurrence to $2.0 million.

•	Second Layer. Affords coverage up to $5.0 million for each loss occurrence in excess of $5.0 million. The aggregate limit for all claims under this layer is $10.0 million.

•	Third Layer. Affords coverage up to $10.0 million for each loss occurrence in excess of $10.0 million, with a limit of $5.0 million for any one person. The aggregate limit for all claims under this layer is $20.0 million.

•	Fourth Layer. Affords coverage up to $10.0 million for each loss occurrence in excess of $20.0 million, with a limit of $5.0 million for any one person. The aggregate limit for all claims under this layer is $20.0 million.
      The agreements under our 2005 reinsurance treaty program may be terminated by us or our reinsurers upon 90 days prior notice on any December 31. In addition, we may terminate the participation of one or more of our reinsurers under certain circumstances as permitted by the terms of our reinsurance agreements.
      The table below sets forth the reinsurers participating in our 2005 reinsurance program:

A.M. Best
Reinsurer	Rating

Amlin Underwriting	A
Aspen Insurance UK	A
Brit Syndicates	A
Chubb Re/ Federal Insurance Company	A++
Hannover Re	A
IOA Re/ Catlin Insurance Company	A
Liberty Syndicate	A
M.J. Harrington	A
Partner Reinsurance Company	A+
Platinum Underwriters Reinsurance	A

      Due to the nature of reinsurance, we have receivables from reinsurers that apply to accident years prior to 2005. The table below summarizes our amounts recoverable from reinsurers as of September 30, 2005.

	A.M. Best	Amount Recoverable as
Reinsurer	Rating	of September 30, 2005

		(In thousands)
American Reinsurance Company	A	$26,194
Odyssey America Reinsurance Company	A	22,745
St. Paul Fire and Marine Insurance Company	A+	13,182
Clearwater Insurance Company	A	11,793
SCOR Reinsurance Company	B++	7,994
Converium Reinsurance (North America)	B-	6,343
Hannover Re(1)	A	5,861
Aspen Insurance UK	A	4,446
Partner Reinsurance Company(1)	A+	3,111
American National Insurance Company	A+	2,713
Connecticut General Life Insurance Company	A-	2,443
Other (24 reinsurers)	—	15,949

Total		$122,774

(1)	Current participant in our 2005 reinsurance program.

Terrorism Reinsurance
      The Terrorism Risk Insurance Act is effective for the period from November 26, 2002 until December 31, 2005. The Terrorism Risk Insurance Act may provide us with reinsurance coverage under certain circumstances and subject to certain limitations. The Secretary of the U.S. Department of the Treasury must certify an act for it to constitute an act of terrorism. The definition of terrorism excludes domestic acts of terrorism or acts of terrorism committed in the course of a war declared by Congress. Losses arising from an act of terrorism must exceed $5.0 billion to qualify for reimbursement. If an event is certified, the federal government will reimburse losses not to exceed $100.0 billion in any year. Each insurance company is responsible for a deductible based on a percentage of direct earned premiums in the previous calendar year. For losses in excess of the deductible, the federal government will reimburse 90% of the insurer’s loss, up to the insurer’s proportionate share of the $100.0 billion. The Terrorism Risk Insurance Act is set to expire on December 31, 2005, and the U.S. Department of the Treasury has recommended that Congress not extend the law in its current form. If this law is not extended or is extended in a scaled-back form, which is the current proposal by the U.S. Department of the Treasury, reinsurance for losses arising from terrorism may be unavailable or prohibitively expensive, and we may be further exposed to losses arising from acts of terrorism. See “— Regulation— Federal and State Legislative and Regulatory Changes.”
Technology
      We use our internally developed and other management information systems as an integral part of our operations and make a substantial ongoing investment in improving our systems. We provide our field premium auditors, field safety professionals and field case managers with computer and communication equipment to more timely and efficiently complete the underwriting process. This technology also helps to facilitate communication and to report and monitor claims. All of our systems development and infrastructure operation and maintenance is performed by our 34 information technology professionals, with limited assistance from outside vendors.

Core Systems
      ICAMS. Our internally developed Insurance Claims and Accounting Management System, or ICAMS, is an application designed to support our workers’ compensation insurance business. ICAMS provides comprehensive rating, analysis, quotation, audit, claims, policy issuance and policy-level accounting transaction processes. By combining the information we obtain in our underwriting process with information on claims billing and claims management, we are able to enhance our services to our policyholders.
      RealSafe. RealSafe is an internally developed application that supports our field safety professionals, as well as safety, claims and underwriting departments in our home office, by providing risk assessment and reporting of information to support safety and loss control initiatives.
      Document Management System. Our document management system is a purchased application currently being used by our underwriting, audit, finance and treasury departments to scan, index and store imaged documents to facilitate the movement of work items from one authority level to the next. The system will ultimately include all departments. The system allows departmental management to closely monitor and modify employee workloads as needed.
      Freedom Enterprise. FFS-Enterprise is a Fiserv product that functions as our general ledger and accounts payable systems using an MS SQL database platform. We also use Fiserv companion products for report writing, check printing and annual statement preparation. Transactions can be manually entered into Enterprise, interfaced via an ASCII file or copied and pasted from a spreadsheet application. Enterprise is currently set up to accept transaction detail by department, cost center, line of business and state. Enterprise also offers the capability of batch processing, which enables off-peak hour work.
      Visual Audit. Visual Audit is a purchased application used by our field premium auditors to input information necessary to complete an interim or final premium audit.
      Information Warehouse. Information Warehouse is an internally developed SQL Server-based set of OLAP cubes, queries and processes that extracts operational data from ICAMS and other of our applications and transforms that data for porting to Freedom Enterprise and fnet.
      fnet. fnet is an internally developed data analysis portal. fnet is populated by our Information Warehouse, and used throughout our company to generate key performance statistics.

Operating Systems
      We use Microsoft Active Directory services to provide application access, domain authentication and network services. Our server hardware is predominately Compaq/ HP, but includes Dell servers as well. Our production servers are under manufacturer warranties.

Business Continuity/Disaster Recovery
      Our Storage Area Network solution provides us with continuous operations using mirrored servers and storage situated in two separate corporate buildings, with built-in failover capabilities to minimize business interruption. We utilize software from Veritas for backup and recovery purposes. Full system backups are performed nightly using one on-site and one off-site facility for tape storage.
Competition
      The insurance industry, in general, is highly competitive and there is significant competition in the workers’ compensation insurance industry. Competition in the insurance business is based on many factors, including coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings assigned by independent rating organizations, such as A.M. Best, and reputation. Some of the insurers with which we compete have significantly greater financial, marketing and management resources and experience than we do. We may also compete with new market entrants in the future.
      We believe the workers’ compensation market for the hazardous industries we target is underserved and competition is fragmented and not dominated by one or more competitors. Our competitors include other insurance companies, individual self insured companies, state insurance pools and self-insurance funds. More than 350 insurance companies participate in the workers’ compensation market. The insurance companies with which we compete vary state by state and by the industries we target.
      We believe our competitive advantages include our safety service and claims management practices, our A.M. Best rating of “A-” (Excellent) and our ability to reduce claims through implementation of our work safety programs. In addition, we believe that our insurance is competitively priced and our premium rates are typically lower than those for policyholders assigned to the state insurance pools, allowing us to provide a viable alternative for policyholders in those pools.
Ratings
      Many insurance buyers and agencies use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. We were assigned a rating of “A-” (Excellent) by A.M. Best. An “A-” rating is the fourth highest of 15 rating categories used by A.M. Best. In June 2005, A.M. Best placed our rating under review with negative implications, citing concerns about our risk adjusted capital, credit risk associated with amounts recoverable from our reinsurers and the somewhat limited financial flexibility of our holding company, AMERISAFE. As a result of our commutation with Converium Reinsurance (North America), one of our reinsurers, and the application of the proceeds from this offering, we expect that our under review status will be returned to stable and that A.M. Best will affirm our “A-” (Excellent) rating in late 2005.
      In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, indebtedness and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated fair value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligations to policyholders and is not an evaluation directed at investors.
Employees
      As of September 30, 2005, we had 437 full-time employees and two part-time employees. We have employment agreements with each of our executive officers, which are described under “Management— Employment and Consulting Agreements.” None of our employees is subject to collective bargaining agreements. We believe that our employee relations are good.
Properties
      We own our 45,000 square foot executive offices located in DeRidder, Louisiana. In addition, we lease an additional 28,000 square feet of office space in DeRidder, Louisiana, pursuant to a lease agreement that requires annual lease payments of $250,000 and expires on December 31, 2006. This lease agreement may be extended for three additional one-year periods, at our option. We also lease space at other locations for our service and claims representative offices.

Legal Proceedings
      In the ordinary course of our business, we are involved in the adjudication of claims resulting from workplace injuries. We are not involved in any legal or administrative claims that we believe are likely to have a materially adverse effect on our business, financial condition or results of operations.
Regulation

Holding Company Regulation
      Nearly all states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Under these laws, the respective state insurance departments may examine us at any time, require disclosure of material transactions and require prior notice of or approval for certain transactions. All transactions within a holding company system affecting an insurer must have fair and reasonable terms and are subject to other standards and requirements established by law and regulation.

Change of Control
      The insurance holding company laws of nearly all states require advance approval by the respective state insurance departments of any change of control of an insurer. “Control” is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require pre-notification to the insurance commissioners of a change of control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change of control of American Interstate, Silver Oak Casualty or American Interstate of Texas, including a change of control of AMERISAFE, would generally require the party acquiring control to obtain the prior approval of the department of insurance in the state in which the insurance company being acquired is incorporated and may require pre-notification in the states where pre-notification provisions have been adopted. Obtaining these approvals may result in the material delay of, or deter, any such transaction.
      These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of AMERISAFE, including through transactions, and in particular unsolicited transactions, that some or all of the shareholders of AMERISAFE might consider to be desirable.

State Insurance Regulation
      Insurance companies are subject to regulation and supervision by the department of insurance in the state in which they are domiciled and, to a lesser extent, other states in which they conduct business. American Interstate and Silver Oak Casualty are primarily subject to regulation and supervision by the Louisiana Department of Insurance, Workers’ Compensation Commission and Insurance Rating Commission. American Interstate of Texas is primarily subject to regulation and supervision by the Texas Department of Insurance and Workers’ Compensation Commission. These state agencies have broad regulatory, supervisory and administrative powers, including among other things, the power to grant and revoke licenses to transact business, license agencies, set the standards of solvency to be met and maintained, determine the nature of, and limitations on, investments and dividends, approve policy forms and rates in some states, periodically examine financial statements, determine the form and content of required financial statements, and periodically examine market conduct.
      Detailed annual and quarterly financial statements and other reports are required to be filed with the department of insurance in all states in which we are licensed to transact business. The financial statements of American Interstate, Silver Oak Casualty and American Interstate of Texas are subject to periodic examination by the department of insurance in each state in which it is licensed to do business.
      In addition, many states have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable markets.
      Insurance agencies are subject to regulation and supervision by the department of insurance in the state in which they are licensed. Our wholly owned subsidiary, Amerisafe General Agency, Inc., is licensed in 24 states and is domiciled in Louisiana. Amerisafe General is primarily subject to regulation and supervision by the Louisiana Department of Insurance. This agency regulates the solicitation of insurance and the qualification and licensing of agents and agencies that may desire to conduct business in Louisiana.

State Insurance Department Examinations
      We are subject to periodic examinations by state insurance departments in the states in which we operate. The Louisiana Department of Insurance generally examines each of its domiciliary insurance companies on a triannual basis. The last examination of American Interstate and Silver Oak Casualty occurred in 2002. We have been informally notified that our next examination is scheduled for the end of 2005 or the beginning of 2006. American Interstate of Texas was formed in December 2004 and began operations in January 2005. Under Texas insurance law, American Interstate of Texas will be subject to examination each year in its first three years of operations.

Guaranty Fund Assessments
      In most of the states where we are licensed to transact business, there is a requirement that property and casualty insurers doing business within each such state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.
      Property and casualty insurance company insolvencies or failures may result in additional security fund assessments to us at some future date. At this time, we are unable to determine the impact, if any, such assessments may have on our financial position or results of operations. We have established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

Residual Market Programs
      Many of the states in which we conduct business or intend to conduct business, require that all licensed insurers participate in a program to provide workers’ compensation insurance to those employers who have not or cannot procure coverage from a carrier on a negotiated basis. The level of required participation in such programs is generally determined by calculating the volume of our voluntarily business in that state as a percentage of all voluntarily business in that state by all insurers. The resulting factor is the proportion of premium we must accept as a percentage of all of premiums in policies residing in that state’s residual market program.
      Companies generally can fulfill their residual market obligations by either issuing insurance policies to employers assigned to them, or participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating companies. Currently, we utilize both methods, depending on management’s evaluation of the most cost-efficient method to adopt in each state that allows a choice of assigned risk or participation in a pooling arrangement. In general, we believe that assigned risk produces better results as we apply our cost management approach to these involuntary policyholders. We currently have assigned risk in six states: Alabama, Alaska, Georgia, North Carolina, South Carolina, and Virginia.

Second Injury Funds
      A number of states operate trust funds that reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. The state-managed trust funds are funded through assessments against insurers and self-insurers providing workers’ compensation coverage in a specific state. Our recoveries from state-managed trust funds for the years ended December 31, 2002, 2003 and 2004 were approximately $6.4 million, $7.3 million and $8.1 million, respectively. Our cash paid for assessments to state-managed trust funds for the years ended December 31, 2002, 2003 and 2004 was approximately $4.9 million, $4.2 million and $3.6 million, respectively.

Dividend Limitations
      Under Louisiana law, American Interstate and Silver Oak Casualty cannot pay dividends to their shareholders in excess of the lesser of 10% of statutory surplus, or statutory net income, excluding realized investment gains, for the preceding 12-month period without the prior approval of the Louisiana Commissioner of Insurance. However, net income from the previous two calendar years may be carried forward to the extent that it has not already been paid out as dividends. Based on reported capital and surplus at December 31, 2004, this requirement limits American Interstate’s ability to make distributions to AMERISAFE in 2005 to approximately $11.2 million without approval by the Louisiana Department of Insurance. Further, under Texas law, American Interstate of Texas cannot pay dividends to its shareholder in excess of the greater of 10% of statutory surplus, or statutory net income, for the preceding 12-month period without the prior approval of the Texas Commissioner of Insurance.

Federal Law and Regulations
      As of September 30, 2005, 2.7% of our voluntary in-force premiums were derived from employers engaged in the maritime industry. As a provider of workers’ compensation insurance for employers engaged in the maritime industry, we are subject to the United States Longshore and Harbor Workers’ Compensation Act, or the USL&H Act, and the Merchant Marine Act of 1920, or Jones Act. We are also subject to regulations related to the USL&H Act and the Jones Act.
      The USL&H Act, which is administered by the U.S. Department of Labor, generally covers exposures on the navigable waters of the United States and in adjoining waterfront areas, including exposures resulting from stevedoring. The USL&H Act requires employers to provide medical benefits, compensation for lost wages and rehabilitation services to longshoremen, harbor workers and other maritime workers who may suffer injury, disability or death during the course and scope of their employment. The Department of Labor has the authority to require us to make deposits to serve as collateral for losses incurred under the USL&H Act.
      The Jones Act is a federal law, the maritime employer provisions of which provide injured offshore workers, or seamen, with a remedy against their employers for injuries arising from negligent acts of the employer or co-workers during the course of employment on a ship or vessel.

Privacy Regulations
      In 1999, Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate policies and procedures for managing and protecting certain personal information of our policyholders and to fully disclose our privacy practices to our policyholders. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. In 2000, the National Association of Insurance Commissioners, or the NAIC, adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of policyholder information. We have established policies and procedures to comply with the Gramm-Leach-Bliley related privacy requirements.
     Federal and State Legislative and Regulatory Changes
      From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our operations and financial condition.
      On November 26, 2002, in response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Risk Insurance Act was enacted. The Terrorism Risk Insurance Act is designed to ensure the availability of insurance coverage for losses resulting from acts of terror in the United States. This law established a federal assistance program through the end of 2005 to help the property and casualty insurance industry cover claims related to future terrorism-related losses and requires such companies to offer coverage for certain acts of terrorism. As a result, any terrorism exclusions in policies in-force prior to the enactment of the Terrorism Risk Insurance Act are void and, absent authorization or failure of the insured to pay increased premiums resulting from the terrorism coverage, we are prohibited from adding certain terrorism exclusions to policies written. Although we are protected by federally funded terrorism reinsurance as provided for in the Terrorism Risk Insurance Act, there is a substantial deductible that must be met, the payment of which could have an adverse effect on our results of operations. The Terrorism Risk Insurance Act is set to expire on December 31, 2005, and the U.S. Department of the Treasury has recommended that Congress not extend the law in its current form. If this law is not extended or is extended in a scaled-back form, which is the current proposal by the U.S. Department of the Treasury, these changes could also adversely affect us by causing our reinsurers to increase premium rates or withdraw from certain markets where terrorism coverage is required. See “—Reinsurance— Terrorism Reinsurance” above.
     The National Association of Insurance Commissioners
      The NAIC is a group formed by state Insurance Commissioners to discuss issues and formulate policy with respect to regulation, reporting and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model Insurance Laws, Regulations and Guidelines, which we refer to as the Model Laws, have been promulgated by the NAIC as a minimum standard by which state regulatory systems and regulations are measured. Adoption of state laws that provide for substantially similar regulations to those described in the Model Laws is a requirement for accreditation by the NAIC. The NAIC provides authoritative guidance to insurance regulators on current statutory accounting issues by promulgating and updating a codified set of statutory accounting practices in its Accounting Practices and Procedures manual. The Louisiana and Texas legislatures have adopted these codified statutory accounting practices.
      The NAIC has recently proposed a Model Law that would require insurance brokers to obtain the written consent of the insured before receiving compensation from the insurer. This proposed Model Law would also require all insurance producers (including agents) to disclose to its customers that the producer will receive compensation from the insurer, that the compensation received by the producer may differ depending upon the product and insurer and that the producer may receive additional compensation from the insurer based upon other factors, such as premium volume placed with a particular insurer and loss or claims experience. We do not sell insurance through brokers. We do sell insurance through agents. We do not believe that the disclosure obligations under the Model Law proposed by the NAIC would have any significant effect on our business if it were adopted in the states in which we conduct our business.
      Under Louisiana law, American Interstate and Silver Oak Casualty are required to maintain minimum capital and surplus of $3.0 million. Under Texas law, American Interstate of Texas is required to maintain minimum capital and surplus of $1.0 million. Property and casualty insurance companies are subject to certain risk based capital requirements by the NAIC. Under those requirements, the amount of capital and surplus maintained by a property and casualty insurance company is to be determined based on the various risk factors related to it. As of December 31, 2004, American Interstate, Silver Oak Casualty, and American Interstate of Texas exceeded the minimum risk based capital requirements.
      The key financial ratios of NAIC’s Insurance Regulatory Information System, or IRIS, which ratios were developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators’ resources. IRIS identifies 12 industry ratios and specifies “usual values” for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer’s business.
      The 2004 IRIS results for American Interstate and Silver Oak Casualty showed their investment yield ratios were outside the usual range for such ratio, which was consistent with the insurance industry as a whole. In addition, the 2004 IRIS results for Silver Oak Casualty showed its net written premium-to-surplus ratio and one-year reserve development-to-surplus ratio were above the usual ranges for such ratios. These two ratios were above the IRIS usual values because of Silver Oak Casualty’s small surplus base.
     Statutory Accounting Practices
      Statutory accounting practices, or SAP, are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.
      Generally accepted accounting principles, or GAAP, are concerned with a company’s solvency, but are also concerned with other financial measurements, principally income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as compared to SAP.
      Statutory accounting practices established by the NAIC and adopted in part by the Louisiana and Texas insurance regulators, determine, among other things, the amount of statutory surplus and statutory net income of American Interstate, Silver Oak Casualty and American Interstate of Texas and thus determine, in part, the amount of funds that are available to pay dividends to AMERISAFE.

MANAGEMENT
Directors, Director Nominee, Executive Officers and Key Employees
      The table below sets forth information about our directors, director nominee, executive officers and key employees. Our directors are divided into three classes with the number of directors in each class as nearly equal as possible. Each director will serve a three-year term. Executive officers serve at the request of our board of directors.

Name	Age	Position

Directors, Director Nominee and Executive Officers
C. Allen Bradley, Jr.(3)	54	Chairman, President and Chief Executive Officer
Mark R. Anderson	53	Executive Vice President
Geoffrey R. Banta	56	Executive Vice President and Chief Financial Officer
Arthur L. Hunt	60	Executive Vice President, General Counsel and Secretary
Craig P. Leach	55	Executive Vice President, Sales and Marketing
Paul B. Queally(1)	41	Director
Sean M. Traynor(2)	36	Director
Jared A. Morris(2)	30	Director
Austin P. Young III(3)	64	Director Nominee

Key Employees
Allan E. Farr	47	Senior Vice President, Enterprise Risk Management
Kelly R. Goins	39	Senior Vice President, Underwriting Operations
Cynthia P. Harris	51	Senior Vice President, Human Resources/Client Services
Leon J. Lagneaux	54	Senior Vice President, Safety Operations
Henry O. Lestage, IV	44	Senior Vice President, Claims Operations
Edwin R. Longanacre	47	Senior Vice President, Information Technology
Lasa L. Simmons	48	Senior Vice President, Premium Audit
Angela S. Lannen	59	Vice President, Treasurer
G. Janelle Frost	35	Assistant Vice President, Controller

(1)	Term expires at the annual meeting of shareholders in 2006.

(2)	Term expires at the annual meeting of shareholders in 2007.

(3)	Term expires at the annual meeting of shareholders in 2008.
      Set forth below is certain background information relating to our directors, director nominee, executive officers and key employees.
      C. Allen Bradley, Jr. has served as Chairman of our board of directors since October 2005, our President since November 2002, our Chief Executive Officer since December 2003 and a Director since June 2003. From November 2002 until December 2003 he served as our Chief Operating Officer. Since joining our company in 1994, Mr. Bradley has had principal responsibility for the management of our underwriting operations (December 2000 through June 2005) and safety services (September 2000 through November 2002) and has served as our General Counsel (September 1997 through December 2003) and Secretary (September 1997 through November 2002). Prior to joining our company, he was engaged in the private practice of law.
      Mark R. Anderson has served as Executive Vice President since October 2005. He was Chairman of our board of directors from December 2003 until October 2005 and a Director from 1986 until

October 2005, our Chief Executive Officer from 1997 until December 2003, and President of our subsidiary, American Interstate, from 1987 until November 2002. Mr. Anderson began his insurance career when he joined a predecessor to our company in 1979. He has served on various legislative insurance advisory committees in Louisiana, and has served as a workers’ compensation rate and reform consultant to several southern insurance commissioners.
      Geoffrey R. Banta has served as our Executive Vice President and Chief Financial Officer since December 2003. Prior to joining our company in 2003, he held the positions of President and Chief Executive Officer from 2001 until November 2003, and Chief Operating Officer from 1996 until 2001, at Scruggs Consulting, an actuarial and management consulting firm. From 1994 to 1996, Mr. Banta was Chief Financial Officer of the Atlanta Casualty Companies, an issuer of non-standard auto insurance whose holding company was a subsidiary of American Financial Group Holdings, Inc.
      Arthur L. Hunt has served as our General Counsel since December 2003, Secretary since 2002 and Executive Vice President since 1999. He has been employed with our company since 1991 and served as our Chief Operating Officer from 1997 until 1999, and as a Director from 1994 until June 2003.
      Craig P. Leach has served as our Executive Vice President, Sales and Marketing since November 2002. He has served in a variety of sales and key marketing positions within our company since beginning his insurance career with a predecessor to our company in 1980, including Senior Vice President, Sales and Marketing from 1997 until November 2002.
      Paul B. Queally has served as a Director of our company since 1997. He is currently a general partner of Welsh, Carson, Anderson & Stowe, a private equity investment firm, that he joined in 1996. Mr. Queally also serves as a director of MedCath Corporation, Concentra Operating Corporation, AmCOMP Incorporated and several private companies.
      Sean M. Traynor has served as a Director of our company since April 2001. He is currently a general partner of Welsh, Carson, Anderson & Stowe, a private equity investment firm, that he joined in 1999. Mr. Traynor also serves as a director for US Oncology, Inc., Select Medical Corporation, Ameripath, Inc., AmCOMP Incorporated and several private companies.
      Jared A. Morris has served as a Director of our company since September 2005. Since 2002, Mr. Morris has been an officer and a principal owner of Dumont Land, LLC and Marine One Acceptance Corp., both of which are subprime finance companies. He was an Assistant Vice President, Underwriter of CIT Business Credit, a commercial finance company, from 2000 until 2002.
      Austin P. Young III is a Director Nominee. Mr. Young served as Senior Vice President, Chief Financial Officer and Treasurer of CellStar Corporation, a logistics service provider to the wireless communications industry, from 1999 until his retirement in December 2001. Prior to joining CellStar Corporation, Mr. Young was a partner in the Houston and New York offices of KPMG LLP for 22 years, Senior Vice President and Chief Financial Officer of American General Corporation for over eight years and Executive Vice President-Finance and Administration of Metamor Worldwide, Inc., an information technology company, for three years. Mr. Young serves as a Director and Chairman of the Finance, Risk Management and Audit Committee of Administaff, Inc. and as a Director and Chairman of the Audit Committee of Tower Group, Inc. Mr. Young also currently serves as Vice President, Treasurer and Director of The Park People, Vice President and Director of the Houston Fire Museum and Chairman of the Houston Zoo Advisory Council.
      Allan E. Farr has served as our Senior Vice President, Enterprise Risk Management since April 2004. He has been employed with our company since 1998 and served as Vice President, Underwriting Services from 1999 until 2004.
      Kelly R. Goins has served as our Senior Vice President, Underwriting Operations since March 2005. She has been employed with our company since 1986 and served as Vice President, Underwriting Operations from 2000 until March 2005.

      Cynthia P. Harris has served as our Senior Vice President, Human Resources/ Client Services since January 2003. She has been employed with our company since 1977 and served as Vice President, Policyholder Services and Administration from 1992 until December 2002.
      Leon J. Lagneaux has served as our Senior Vice President, Safety Operations since March 2005. He has been employed with our company since 1994 and served as Vice President, Safety Operations from 1999 until March 2005.
      Henry O. Lestage, IV has served as our Senior Vice President, Claims Operations since September 2000. He has been employed with our company since 1987 and served as Vice President, Claims Operations from 1998 until 2000.
      Edward R. Longanacre has served as our Senior Vice President, Information Technology since March 2005. He has been employed with our company since 2000 and held the position of Vice President, Information Technology from September 2004 until March 2005 and Information Technology Director from 2000 until September 2004.
      Lasa L. Simmons has served as our Senior Vice President, Premium Audit since March 2005. She has been employed with our company since 1985 and held the position of Vice President, Premium Audit Manager from 1999 until March 2005.
      Angela S. Lannen has served as our Vice President, Treasurer since January 2001. She has been employed with our company since 1999 and served as Planning and Analysis Manager from 1999 until December 2000.
      G. Janelle Frost has served as our Assistant Vice President, Controller since May 2004. She has been employed with our company since 1992 and served as Deputy Controller from 1998 to April 2004.
Board Composition
      We are managed under the direction of our board of directors. Upon completion of this offering, our board will consist of five directors, four of whom will not be, and will never have been, employees of our company, nor will they have any other relations with us that would result in their being considered other than independent under applicable U.S. federal securities laws and the rules of the National Association of Securities Dealers, or NASD. There are no family relationships among any of our directors or executive officers.
      Our board has approved Corporate Governance Guidelines and a Code of Business Conduct and Ethics for all directors, officers and employees, copies of which will be available on our website and upon written request by our shareholders at no cost.
Number of Directors; Removal; Vacancies
      Our articles of incorporation and bylaws provide that the number of directors shall be fixed from time to time by our board of directors. Our board of directors is divided into three classes with the number of directors in each class as nearly equal as possible. Each director serves a three-year term. The term of office for each of our directors upon completion of this offering is noted in the table listing our directors and executive officers under “—Directors, Director Nominee, Executive Officers and Key Employees.” Pursuant to our bylaws, each director will serve until his or her successor is duly elected and qualified, unless he or she dies, resigns, retires, becomes disqualified or is removed. Our bylaws also provide that any director may be removed for cause, at any meeting of shareholders called for that purpose, by the affirmative vote of the holders of at least two-thirds of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors.
      Our bylaws further provide that newly created directorships in our board may be filled by election at an annual or special meeting of our shareholders called for that purpose or by our board of directors, provided that our board may not fill more than two newly created directorships during the period between any two successive annual meetings of our shareholders. Any director chosen to fill a newly created directorship will hold office until the next election of one or more directors by the shareholders. Any other vacancies in our board may be filled by election at an annual or special meeting of our shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any director chosen to fill a vacancy not resulting from a newly created directorship will hold office for the unexpired term of his or her predecessor.
Board Committees
      Our board has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will consist of three persons. All of the members of our audit committee, compensation committee and nominating and corporate governance committee are “independent” as defined by the rules of the NASD. In the case of our audit committee, upon completion of this offering, two of the three members of our audit committee will satisfy the SEC requirements relating to independence of audit committee members. We expect that all of our audit committee members will satisfy these SEC requirements within one year after this offering.
      Audit Committee. The audit committee will be comprised of three directors. Membership of the audit committee will include Austin P. Young III (Chair), Jared A. Morris and Sean M. Traynor. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The functions and responsibilities of the audit committee include:

•	establishing, monitoring and assessing our policies and procedures with respect to business practices, including the adequacy of our internal controls over accounting and financial reporting;

•	engaging our independent auditors and conducting an annual review of the independence of our independent auditors;

•	pre-approving any non-audit services to be performed by our independent auditors;

•	reviewing the annual audited financial statements and quarterly financial information with management and the independent auditors;

•	reviewing with the independent auditors the scope and the planning of the annual audit;

•	reviewing the findings and recommendations of the independent auditors and management’s response to the recommendations of the independent auditors;

•	overseeing compliance with applicable legal and regulatory requirements, including ethical business standards;

•	preparing the audit committee report to be included in our annual proxy statement;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters;

•	establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	reviewing the adequacy of the audit committee charter on an annual basis.
      Our independent auditors report directly to the audit committee. Each member of the audit committee has the ability to read and understand fundamental financial statements. Our board has determined that Mr. Young and Mr. Morris also satisfy the SEC requirements relating to independence of audit committee members, but that Mr. Traynor does not. Our board has determined that Mr. Young meets the requirements of an “audit committee financial expert” as defined by the rules of the SEC.

      We will provide for appropriate funding, as determined by the audit committee, for payment of compensation to our independent auditors, any independent counsel or other advisors engaged by the audit committee and for administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.
      Compensation Committee. The compensation committee will be comprised of three directors. Membership of the compensation committee will include Mr. Queally (Chair), Mr. Young and Mr. Morris. The compensation committee will establish, administer and review our policies, programs and procedures for compensating our executive officers and directors. The functions and responsibilities of the compensation committee include:

•	evaluating the performance of and determining the compensation for our executive officers, including our chief executive officer;

•	administering and making recommendations to our board with respect to our equity incentive plans;

•	overseeing regulatory compliance with respect to compensation matters;

•	reviewing and approving employment or severance arrangements with senior management;

•	reviewing our director compensation policies and making recommendations to our board;

•	preparing the compensation committee report to be included in our annual proxy statement; and

•	reviewing the adequacy of the compensation committee charter.
      Nominating and Corporate Governance Committee. The nominating and corporate governance committee will be comprised of three directors. Membership of the nominating and corporate governance committee will include Mr. Morris (Chair), Mr. Traynor and Mr. Young. The functions and responsibilities of the nominating and corporate governance committee include:

•	developing and recommending corporate governance principles and procedures applicable to our board and employees;

•	recommending committee composition and assignments;

•	identifying individuals qualified to become directors;

•	recommending director nominees;

•	recommending whether incumbent directors should be nominated for re-election to our board; and

•	reviewing the adequacy of the nominating and corporate governance committee charter.
Compensation Committee Interlocks and Insider Participation
      None of the members of our compensation committee will be, or will have been, employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our board or compensation committee. See “—Board Composition.”
Director Compensation
      Upon completion of this offering, directors who are also our employees will receive no compensation for serving as directors. Non-employee directors will receive an annual cash retainer of $30,000. The chair of the audit committee will receive an additional annual cash retainer of $15,000 and each other member of the audit committee will receive an additional annual cash retainer of

$5,000. The chairs of the compensation committee and nominating and corporate governance committee will each receive an additional annual cash retainer of $5,000. Under our 2005 non-employee director restricted stock plan, non-employee directors will also receive an annual award of a number of shares of restricted stock equal to $15,000 divided by the closing price of our common stock on the date of our annual shareholders meeting at which the non-employee director is elected or re-elected as a member of the board. Upon completion of this offering, our non-employee directors will receive initial grants of restricted stock. See “—2005 Equity Incentive Plans—Non-Employee Director Restricted Stock Plan.” We also expect to reimburse all directors for reasonable out-of-pocket expenses they incur in connection with their service as directors.
Management Compensation and Incentive Plans
      Our compensation policies are designed to maximize shareholder value over the long term. Through our compensation and incentive plans we seek to attract and retain select employees, officers and directors and motivate these individuals to devote their best efforts to our business and financial success.
      The table below sets forth information about the compensation of our chief executive officer and each of our other executive officers for the year ended December 31, 2004.

		Annual Compensation

				Other Annual	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Compensation(3)

C. Allen Bradley, Jr.	2004	$275,000	$125,000	$—	$4,132
Chairman, President, Chief Executive Officer and Director
Mark R. Anderson	2004	352,000	40,000	—	4,132
Executive Vice President(4)
Geoffrey R. Banta	2004	200,000	80,000	—	2,412
Executive Vice President and Chief Financial Officer
Arthur L. Hunt	2004	215,000	80,000	—	4,132
Executive Vice President, General Counsel and Secretary
Craig P. Leach	2004	215,000	70,000	—	4,132
Executive Vice President, Sales and Marketing

(1)	Reflects bonuses earned in 2004. In all cases, the bonuses were paid in 2005 and were accrued as of December 31, 2004.

(2)	Perquisites and other personal benefits received by our executive officers in 2004 are not included in the Summary Compensation Table because the aggregate amount of this compensation did not meet disclosure thresholds established under the SEC’s regulations.

(3)	Consists of (a) 401(k) plan matching contributions of $4,100 for Messrs. Bradley, Anderson, Hunt and Leach, and $2,380 for Mr. Banta, and (b) life insurance premiums paid by us in the amount of $32 for each of our executive officers.

(4)	During the year ended December 31, 2004, Mr. Anderson served as Chairman of our board of directors.
      Our 2004 incentive compensation program consisted solely of cash bonuses. The cash bonuses awarded to our executive officers were determined by the compensation committee of our board of directors. The amount awarded to each executive officer was based upon several factors, including company performance as compared to our business plan, the performance of the executive officer in his area of responsibility and the overall profitability of our company.
Option Grants in Last Fiscal Year
      There were no options granted to our executive officers during the year ended December 31, 2004.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values
      There were no options exercised by our executive officers during the year ended December 31, 2004. The table below indicates for each of our executive officers the number of shares of our common stock underlying exercisable and unexercisable stock options granted under our 1998 Amended and Restated Stock Option and Restricted Stock Purchase Plan, or the 1998 equity incentive plan, and held on December 31, 2004. Based on the initial public offering price of $9.00 per share, none of our executive officers held unexercised in-the-money options on December 31, 2004.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money Options at
	Options at Fiscal Year-End		Fiscal Year-End

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

C. Allen Bradley, Jr.	1,909	0	—	—
Mark R. Anderson	10,310	0	—	—
Geoffrey R. Banta	0	0	—	—
Arthur L. Hunt	2,847	0	—	—
Craig P. Leach	2,430	0	—	—
      In June 2005, we terminated our 1998 equity incentive plan and cancelled all outstanding options under the 1998 equity incentive plan, including the options listed in the table above. See Note 13 and Note 22 to our audited financial statements.
2005 Equity Incentive Plans

Equity Incentive Plan
      The purpose of our 2005 equity incentive plan is to attract and retain officers, other key employees and consultants and to provide them with appropriate incentives and rewards for superior performance. A summary of the provisions of the 2005 incentive plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2005 incentive plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Our board of directors and shareholders approved the 2005 incentive plan in October 2005.
      Types of Awards and Eligibility. Our 2005 incentive plan permits awards in the form of incentive stock options, as defined in Section 422(b) of the Internal Revenue Code of 1986, non-qualified stock options, restricted shares of common stock and restricted stock units. The maximum number of shares of common stock that may be issued pursuant to option grants and restricted stock and restricted stock unit awards under the 2005 incentive plan is 1.9 million shares, subject to the authority of our board to adjust this amount in the event of a merger, consolidation, reorganization, stock dividend, stock split, combination of shares, recapitalization or similar transaction affecting our common stock. Officers, other key employees, consultants and other persons performing services for us that are equivalent to those typically provided by our employees are eligible to participate in the 2005 incentive plan. However, only employees (including our officers) can receive grants of incentive stock options.
      Subject to completion of this offering, our board of directors has approved grants of options to our officers and employees to purchase an aggregate of 1,548,500 shares of our common stock, including grants of options to purchase 475,000 shares to Mr. Bradley, 95,000 shares to Mr. Anderson, 237,500 shares to Mr. Banta, 237,500 shares to Mr. Hunt and 237,500 shares to Mr. Leach. These options will have an exercise price equal to the initial public offering price of our common stock in this offering, and will be subject to pro rata vesting over a five-year period.
      Administration. The 2005 incentive plan will be administered by our compensation committee. Subject to the terms of the 2005 incentive plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the 2005 incentive plan.
      Stock Options. Stock options granted under the 2005 incentive plan will have an exercise price of not less than 100% of the fair value of our common stock on the date of grant. However, any stock options granted to holders of more than 10% of our voting stock will have an exercise price of not less than 110% of the fair value of our common stock on the date of grant. Stock option grants are exercisable, subject to vesting requirements determined by the compensation committee, for periods of up to ten years from the date of grant, except for any grants to holders of more than 10% of our voting stock, which will have exercise periods limited to a maximum of five years. Stock options generally expire 90 days after the cessation of an optionee’s service as an employee. However, in the case of an optionee’s death or disability, the unexercised portion of a stock option remains exercisable for up to one year after the optionee’s death or disability. Stock options granted under the 2005 incentive plan are not transferable, except by will or the laws of descent and distribution.
      Restricted Stock Awards. A restricted stock award is the grant or sale of common stock with restrictions on transferability, and subject to vesting as determined by the compensation committee. Restricted stock awards under the 2005 incentive plan may be made without additional consideration or in consideration for a payment by the participant that is less than the fair value of our common stock on the date of grant. For as long as an award of restricted stock is subject to vesting, there is a risk of forfeiture if the individual leaves our employment prior to full vesting of the award. Restrictions may lapse separately or in combination at relevant times, such as after a specified period of employment or the satisfaction of pre-established criteria, in installments or otherwise, all as the compensation committee may determine. Except to the extent provided otherwise under the award agreement relating to the restricted stock award, a participant awarded restricted stock will have all of the rights of a shareholder, including, without limitation, the right to vote and the right to receive dividends. Restricted stock awards under the 2005 incentive plan cannot be transferred except as agreed by the compensation committee, and in accordance with applicable U.S. federal and state securities laws.
      Restricted Stock Units. The compensation committee may authorize the grant or sale of restricted stock units subject to the conditions and restrictions, and for the restriction period, which will generally be at least one year, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the grantee to receive or purchase one share of common stock for each restricted stock unit at the end of the restriction period applicable to such restricted stock unit, subject to the fulfillment during the restriction period of such conditions as the compensation committee may specify. During the applicable restricted period for a given restricted stock unit, the grantee will not have any right to transfer the rights associated with the restricted stock units and will have no ownership or voting rights with respect to the restricted stock units or the underlying shares of common stock.
      Amendment or Termination. While our board of directors may terminate or amend the 2005 incentive plan at any time, no amendment may adversely impair the rights of participants with respect to outstanding awards. In addition, an amendment will be contingent upon approval of our shareholders to the extent required by law or if the amendment would increase the aggregate number of shares of common stock for awards under the 2005 incentive plan, decrease the minimum exercise price or change the class of employees eligible to receive incentive stock options under the plan. Unless terminated earlier, the 2005 incentive plan will terminate in 2015, but will continue to govern unexpired awards.

      Change of Control. At the discretion of the compensation committee at the time of award, agreements for option, restricted stock and restricted stock unit awards may contain provisions providing for the acceleration of the options, restricted stock or restricted stock units upon a change of control of our company.

Non-Employee Director Restricted Stock Plan
      The purpose of our 2005 non-employee director restricted stock plan is to attract and retain qualified directors. A summary of the provisions of the 2005 non-employee director plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2005 non-employee director plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Our board of directors and shareholders approved the 2005 non-employee director plan in October 2005.
      Type of Award and Eligibility. The 2005 non-employee director plan provides for the automatic grant of restricted stock awards to our non-employee directors. The aggregate number of shares of restricted stock that may be issued under the plan is 50,000 shares, subject to the authority of our board to adjust this amount in the event of a merger, consolidation, reorganization, stock dividend, stock split, combination of shares, recapitalization or similar transaction affecting our common stock.
      Administration and Terms. The 2005 non-employee director plan will be administered by the compensation committee of our board of directors. Restricted stock awards to non-employee directors are generally subject to terms including non-transferability, immediate vesting upon death or total disability of a director, forfeiture of unvested shares upon termination of service by a director and acceleration of vesting upon a change of control of our company.
      Automatic Grants. Under the 2005 non-employee director plan, each non-employee director will automatically be granted a restricted stock award for a number of full shares equal to $15,000 divided by the closing price of our common stock on the date of our annual shareholders meeting at which the non-employee director is elected or is continuing as a member of the board. If a non-employee director is elected to the board other than at an annual shareholders meeting to fill a vacancy or a directorship resulting from an increase in the number of directors, the non-employee director will receive a pro-rated grant of restricted stock based upon the number of whole months he or she will serve until the first anniversary of the most recent annual shareholders meeting and using the closing price of our common stock on the date of grant. Upon completion of this offering, our non-employee directors will receive their initial grants of restricted stock pro-rated for the number of whole months between the closing date of this offering and June 1, 2006 and using the initial public offering price of our common stock in this offering. Each restricted stock award will vest on the date of the next annual shareholders meeting following the date of grant, subject to the non-employee director’s continued service.
Employment and Consulting Agreements
      The following information summarizes the employment and consulting agreements for our chief executive officer and our other executive officers.
      Employment Agreements. We have an employment agreement with each of Messrs. Bradley, Banta, Hunt and Leach. Each agreement expires on January 1, 2008, unless extended. Beginning January 1, 2008, the term of each agreement is automatically extended for an additional one year term unless either party delivers notice to the other party of its intention not to extend the term. The agreements provide for an annual base salary of no less than $275,000 for Mr. Bradley, $200,000 for Mr. Banta and $215,000 for each of Mr. Hunt and Mr. Leach. They are also entitled to receive an annual bonus in an amount, if any, determined by our compensation committee. Each executive officer may participate in present and future benefit, pension and profit sharing plans that are provided to our executive officers from time to time.

      If we terminate the employment of Messrs. Bradley, Banta, Hunt or Leach without cause, as defined in the employment agreements, the terminated executive officer will be entitled to receive his base salary for a period of 12 months (or, in the case of Mr. Bradley, 18 months) payable in regular installments after the date of his termination. In addition, we have agreed to pay each executive officer the actual cost of continuing health coverage premiums for a period of 12 months (or, in the case of Mr. Bradley, 18 months) after the date of his termination. Each of these executive officers has further agreed during the term of his employment by us not to engage in any business competitive with us or solicit our employees, agents, consultants or policyholders without our prior written consent. If Messrs. Bradley, Banta, Hunt or Leach are terminated by us without cause, the prohibitions on engaging in competitive activities or soliciting our employees, agents, consultants or policyholders extend for a period of 12 months (or, in the case of Mr. Bradley, 18 months) after the date of termination. If these executive officers are terminated by us with cause or as a result of a resignation, as defined in the employment agreements, or if an executive officer elects not to renew the term of his employment agreement, we have the option to extend the restriction on engaging in competitive activities or soliciting our employees, agents, consultants or policyholders for a period of 12 months (or, in the case of Mr. Bradley, 18 months) after the date of termination or non-renewal by (a) delivering a written notice to the executive officer within 180 days after his termination or non-renewal stating that we irrevocably exercise the option, and (b) paying his base salary and the actual cost of his COBRA continuing health coverage premiums for a period of 12 months (or, in the case of Mr. Bradley, 18 months) after the date of his termination or non-renewal.
      Consulting Agreement. We have an agreement with Mr. Anderson that provides that he will serve as an Executive Vice President of our company through December 31, 2005. Effective as of January 1, 2006, we will retain Mr. Anderson as an independent consultant for a five-year period expiring in January 2011. As a consultant, Mr. Anderson will perform general consulting and advisory services as may be requested from time to time by our Chief Executive Officer. Mr. Anderson will receive an annual fee of $125,000, payable quarterly, during the term of the agreement. In addition, upon completion of this offering, Mr. Anderson will be awarded options to purchase 95,000 shares of our common stock pursuant to our 2005 equity incentive plan. The consulting agreement may be terminated by Mr. Anderson upon 90 days’ written notice to us, or by us upon notice to Mr. Anderson for cause.
      During the term of his agreement, Mr. Anderson is not permitted to engage, directly or indirectly, in a business similar to our business or to solicit our customers, clients or insureds within a designated area, unless he obtains our prior written consent. If the consulting agreement is terminated prior to its expiration, we have the right, upon written notice to Mr. Anderson, to extend this restriction for up to 24 months, but not beyond January 1, 2011, if we pay Mr. Anderson the consulting fee that he would otherwise have been entitled to receive during the extended period if the agreement had not been terminated. In addition, during the term of his agreement and for two years after the termination or expiration of his agreement, Mr. Anderson is not permitted, directly or indirectly, to solicit or induce any of our employees, agents (including insurance agents) or consultants to leave his or her employment or terminate his or her consulting agreement with us.
Limitations of Liability and Indemnification of Directors and Officers
      As permitted by Texas law, our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for or with respect to any acts or omissions in the performance of such person’s duties as a director to the fullest extent permitted by applicable law. Our articles of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Texas law. Our bylaws further provide that we must pay or reimburse reasonable expenses incurred by one of our directors or officers who was, is or is threatened to be made a named defendant or respondent in a proceeding to the maximum extent permitted under Texas law. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

      We have entered into indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify the director or officer to the fullest extent permitted by Texas law, including indemnification for judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in any action or proceeding, including any action by or in our right, arising out of the person’s services as our director or officer or as the director or officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We have been informed that, in the opinion of the SEC, personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable.
      The indemnification provisions contained in our articles of incorporation and bylaws are in addition to any other right that a person may have or acquire under any statute, bylaw, resolution of shareholders or directors or otherwise. We maintain insurance on behalf of our directors and officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of their service in these capacities.
      We are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agencies in which indemnification would be required or permitted. We believe that the provisions of our articles of incorporation and bylaws and our indemnification agreements are necessary to attract and retain qualified persons to serve as directors and officers of our company.

PRINCIPAL AND SELLING SHAREHOLDERS
      The tables below contain information about the beneficial ownership of our common stock and our Series C convertible preferred stock prior to and following the completion of this offering for:

•	each of our directors and director nominee;

•	each of our executive officers;

•	all directors and executive officers as a group;

•	each beneficial owner of more than five percent of our common stock or Series C convertible preferred stock; and

•	each of the selling shareholders.
      The tables below list the number of shares and percentage of shares beneficially owned based on 299,774 shares of our common stock and 300,000 shares of our Series C convertible preferred stock outstanding as of November 17, 2005. Holders of our Series C convertible preferred stock are entitled to vote on all matters to be voted on by our shareholders and vote as a single class with the holders of our common stock.
      Beneficial ownership of our common stock and Series C convertible preferred stock is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to securities held. Except as indicated and subject to applicable community property laws, to our knowledge the persons named in the tables below have sole voting and investment power with respect to all shares of common stock or Series C convertible preferred stock shown as beneficially owned by them.
Directors, Director Nominee and Executive Officers

	Beneficial Ownership			Beneficial Ownership
	Prior to the Offering			After the Offering(2)

		Percentage of	Percentage		Percentage of	Percentage
	Number of	Outstanding	of Total	Number of	Outstanding	of Total
Name of Beneficial Owner	Shares	Shares	Vote(1)	Shares	Shares	Vote(1)

Common Stock:
C. Allen Bradley, Jr.	394	*	*	394	*	*
Mark R. Anderson	7,453	2.5%	2.1%	7,453	*	*
Jared A. Morris(3)(4)	47,817	16.0%	13.4%	48,650	*	*
Paul B. Queally(5)(6)	127	*	*	5,988	*	*
Sean M. Traynor(6)	2	*	*	835	*	*
Austin P. Young III	0	—	—	833	*	*
Geoffrey R. Banta	0	—	—	0	*	*
Arthur L. Hunt	721	*	*	721	*	*
Craig P. Leach	787	*	*	787	*	*
All directors and executive officers as a group (9 persons)	57,301	19.1%	16.0%	65,661	*	*

*	Less than 1%.

(1)	Combined voting power of common stock and Series C convertible preferred stock. Each share of common stock is entitled to one vote and each share of Series C convertible preferred stock is entitled to one vote for each share of common stock into which it is convertible. Upon completion of this offering, the conversion price used to determine the number of shares of our common stock into which each share of Series C convertible preferred stock is convertible will be reduced from $521.50 per share to $20.58 per share.

(2)	Number of shares and percentages includes 9,120,948 shares of common stock that will be issued in exchange for outstanding shares of our Series A preferred stock upon completion of this offering. For additional information about the exchange of Series A preferred stock, see “Description of Capital Stock” below. Excludes any shares of common stock that may be purchased by our executive officers and directors in the offering pursuant to the directed share program. See “Underwriting.”

(3)	Includes 47,817 shares beneficially owned through the Jared Morris 1997 Trust, of which Jared Morris is a trustee. The address for the Jared Morris 1997 Trust is 5000 Quorum Drive, Suite 200, Dallas, Texas 75254.

(4)	Includes 833 shares of restricted stock granted upon completion of this offering pursuant to our non-employee director restricted stock plan. These shares vest on the date of our next annual meeting. See “Management—Non-Employee Director Restricted Stock Plan” above.

(5)	Includes 127 shares of common stock and an additional 5,028 shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock.

(6)	Paul B. Queally is a general partner of the sole general partner of Welsh, Carson, Anderson & Stowe VII, L.P., or WCAS VII. Sean M. Traynor is a general partner equivalent of certain funds managed by Welsh, Carson, Anderson & Stowe, L.P. Each of Mr. Queally and Mr. Traynor may be deemed to have shared voting and investment power with respect to the securities held by Welsh Carson.
Other Five Percent Holders

	Beneficial Ownership			Beneficial Ownership
	Prior to the Offering			After the Offering(1)(3)

		Percentage of	Percentage		Percentage of	Percentage
	Number of	Outstanding	of Total	Number of	Outstanding	of Total
Name of Beneficial Owner	Shares	Shares	Vote(2)	Shares	Shares	Vote(2)

Common Stock:
Welsh Carson(4)	202,335	67.5%	56.6%	8,133,212	46.7%	43.1%
Abbott Capital 1330 Investors I, L.P.(5)	38,350	11.3%	10.7%	971,817	5.3%	5.1%
Teachers Insurance and Annuity Association of America(6)	38,350	11.3%	9.7%	971,817	5.3%	4.9%
Sprout Group(7)	23,249	7.8%	6.5%	935,350	5.4%	5.0%
Series C Convertible Preferred Stock:
Abbott Capital 1330 Investors I, L.P.(5)	200,000	66.7%	10.7%	200,000	66.7%	5.1%
Northwestern Mutual Life Insurance Company(8)	50,000	16.7%	2.7%	50,000	16.7%	1.3%
Jackson National Life Insurance Company(9)	49,251	16.4%	2.6%	49,251	16.4%	1.3%

(1)	Beneficial ownership after the offering assumes that the underwriters do not exercise the option to purchase additional shares.

(2)	Combined voting power of common stock and Series C convertible preferred stock. Each share of common stock is entitled to one vote and each share of Series C convertible preferred stock is entitled to one vote for each share of common stock into which it is convertible. Upon completion of this offering, the conversion price used to determine the number of shares of our common stock into which each share of Series C convertible preferred stock is convertible will be reduced from $521.50 per share to $20.58 per share.

(3)	Number of shares and percentage includes 9,120,948 shares of common stock that will be issued in exchange for outstanding shares of our Series A preferred stock upon completion of this offering. For additional information about the exchange of Series A preferred stock, see “Description of Capital Stock” below.

(4)	Represents (a) 200,731 shares of common stock held by Welsh, Carson, Anderson & Stowe VII, L.P., or WCAS VII, and an additional 7,867,975 shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock, and (b) 1,604 shares of common stock held by WCAS Healthcare Partners, L.P., or WCAS HP, and an additional 62,902 shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock. Each of the following general partners of WCAS VII and, in the case of Mr. Welsh and Mr. Carson, WCAS HP may be deemed to have shared voting and investment power with respect to the securities held by Welsh Carson and, in addition, beneficially owns shares of common stock, if any, as indicated parenthetically: Patrick J. Welsh (1,604 shares held by The Patrick Welsh 2004 Irrevocable Trust and an additional 62,902 shares of common stock to be acquired upon completion of the offering upon the exchange of Series A preferred stock), Russell L. Carson (1,604 shares and an additional 62,902 shares of common stock to be acquired upon completion of the offering upon the exchange of Series A preferred stock), Bruce K. Anderson (1,604 shares held by The Bruce K. Anderson 2004 Irrevocable Trust and an additional 62,902 shares of common stock to be acquired upon completion of the offering upon the exchange of Series A preferred stock), Thomas A. McInerney (321 shares and an additional 12,571 shares of common stock to be acquired upon completion of the offering upon the exchange of Series A preferred stock), Robert A. Minicucci (121 shares and an additional 4,715 shares of common stock to be acquired upon completion of the offering upon the exchange of Series A preferred stock), Paul B. Queally (127 shares, an additional 5,028 shares of common stock to be acquired upon completion of the offering upon the exchange of Series A preferred stock and an additional 833 shares of restricted stock granted upon completion of this offering pursuant to our non-employee director restricted stock plan, which shares vest on June 1, 2006), Anthony J. DeNicola (65 shares and an additional 2,514 shares of common stock to be acquired upon completion of the offering upon the exchange of Series A preferred stock) and Jonathan M. Rather. Sean M. Traynor beneficially owns 2 shares of common stock and an additional 833 shares of restricted stock granted upon completion of this offering pursuant to our non-employee director restricted stock plan, which shares vest on June 1, 2006, and is a general partner equivalent of certain funds managed by Welsh, Carson, Anderson & Stowe, L.P. Mr. Traynor may be deemed to have shared voting and investment power with respect to the securities held by Welsh Carson. The address for these Welsh Carson entities is 320 Park Avenue, Suite 2500, New York, New York 10022.

(5)	Beneficial ownership prior to the offering includes 38,350 shares of common stock that may be acquired pursuant to the conversion of Series C convertible preferred stock. Beneficial ownership after the offering includes 971,817 shares of common stock that may be acquired pursuant to the conversion of Series C convertible preferred stock. The address for Abbott Capital 1330 Investors I, L.P. is c/o Abbott Capital Management, LLC, 1211 Avenue of the Americas, Suite 4300, New York, New York 10036.

(6)	Beneficial ownership prior to the offering includes 38,350 shares of common stock that may be acquired pursuant to the conversion of Series D convertible preferred stock into non-voting common stock, and the subsequent conversion of the non-voting common stock into common stock. Beneficial ownership after the offering includes 971,817 shares of common stock that may be acquired pursuant to the conversion of Series D convertible preferred stock into non-voting common stock, and the subsequent conversion of the non-voting common stock into common stock. The address for Teachers Insurance and Annuity Association of America is 730 Third Avenue, New York, New York 10017.

(7)	Represents (a) 9,144 shares of common stock held by Sprout Growth II, L.P., and an additional 358,750 shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock, (b) 11,185 shares of common stock held by Sprout Capital VII, L.P., and an additional 438,810 shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock, (c) 130 shares of common stock held by Sprout CEO Fund, L.P., and an additional 5,090 shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock; (d) 465 shares of common stock held by DLJ Capital Corporation, and an additional 18,240 shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock; and (e) 2,325 shares of common stock held by DLJ First ESC, L.P., and an additional 91,211 shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock. The address for these entities is c/o Sprout Group, 11 Madison Avenue, 13th Floor, New York, New York 10010.

(8)	Northwestern Mutual Life Insurance Company has informed us that Northwestern Investment Management Company, LLC (“NMIC”) is its investment advisor with respect to its shares. NMIC may therefore be deemed to be an indirect beneficial owner with shared voting and investment control over these shares. Mark Kishler is a portfolio manager for NMIC and manages the portfolio that holds the shares owned by Northwestern Mutual Life Insurance Company. Prior to and after the offering, the number of shares of common stock to be issued upon conversion of the shares of Series C convertible preferred stock will represent less than five percent of both the outstanding shares of common stock and the percentage of total vote. The address for Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(9)	Prior to and after the offering, the number of shares of common stock to be issued upon conversion of the shares of Series C convertible preferred stock will represent less than five percent of both the outstanding shares of common stock and the percentage of total vote. The address for Jackson National Life Insurance Company is c/o PPM America, Inc., 225 West Wacker Drive, Chicago, Illinois 60606.
Selling Shareholders
      To the extent the underwriters sell more than 8,000,000 shares of our common stock, the selling shareholders have granted the underwriters a 30-day option to purchase up to 1,200,000 additional shares of common stock at the initial public offering price, less the underwriting discount, to cover over-allotments, if any. We will not receive any of the proceeds from the sale of shares by the selling shareholders. The table below assumes the over-allotment option is exercised in full.
      Each of the selling shareholders acquired the common shares offered for resale in connection with our recapitalization transactions in 1997 and 1998. They also acquired shares in 2004 upon the exercise of warrants issued in connection with the 1997 and 1998 transactions.

			Beneficial Ownership
			After the Offering(1)
	Number of	Number of Common
	Common Shares	Shares to be Sold if		Percentage of
	Beneficially Owned	Over-Allotment Option	Number of	Outstanding	Percentage of
Selling Shareholder	Prior to the Offering	Exercised in Full(1)	Shares	Shares	Total Vote(2)

Welsh Carson	202,335	1,076,400	7,056,812	40.5%	37.4%
Sprout Group(3)	23,249	123,600	811,750	4.7%	4.3%

(1)	Number of shares and percentage includes 9,120,948 shares of common stock that will be issued in exchange for outstanding shares of our Series A preferred stock upon completion of this offering. For additional information about the exchange of Series A preferred stock, see “Description of Capital Stock” below. The number of shares sold if the over-allotment option is exercised in full includes shares of common stock issuable to the selling shareholder upon exchange of Series A preferred stock.

(2)	Combined voting power of common stock and Series C convertible preferred stock. Each share of common stock is entitled to one vote and each share of Series C convertible preferred stock is entitled to one vote for each share of common stock into which it is convertible. Upon completion of this offering, the conversion price used to determine the number of shares of our common stock into which each share of Series C convertible preferred stock is convertible will be reduced from $521.50 per share to $20.58 per share.

(3)	Sprout Group has informed us that it is an affiliate of a registered broker-dealer. In addition, Sprout Group has informed us that it purchased the common shares offered for resale in the ordinary course of business and, at the time of purchase, had no agreements or understandings to distribute the common shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Registration Rights Agreement
      We have entered into a registration rights agreement with the holders of our convertible preferred stock and certain holders of our common stock, including Mark R. Anderson, Paul B. Queally, Sean M. Traynor, the Jared Morris 1997 Trust, Welsh Carson and Sprout Group. Under the registration rights agreement, these holders may require us to register any or all of their shares of common stock (including shares of common stock issuable upon conversion of our outstanding convertible preferred stock) under the Securities Act of 1933, or the Securities Act, upon the request of:

•	the holders of a majority of certain shares of our common stock, including shares held by Paul B. Queally, Sean M. Traynor, Welsh Carson and Sprout Group;

•	the holders of 33% of the shares of our common stock previously issued upon exercise of certain warrants issued by us in 1998, including shares held by Paul B. Queally, Welsh Carson and Sprout Group; or

•	beginning 180 days after this offering, the holders of a majority of our convertible preferred stock.
      In addition, the holders of our convertible preferred stock and common stock that are party to the registration rights agreement have the right to request that we:

•	register shares of their common stock (including shares of common stock issuable upon conversion of our outstanding convertible preferred stock) with an anticipated aggregate sale price of at least $1.0 million under the Securities Act on a Form S-3 registration statement; and

•	include shares of their common stock in any registration statement whenever we propose to register our common stock under the Securities Act.
      We have agreed to pay all expenses, other than underwriting discounts and commissions, in connection with these registrations, including legal and accounting fees incurred by the company, printing costs and the fees of one law firm for the selling shareholders. In addition, we have agreed to indemnify these holders of our common stock and convertible preferred stock against certain liabilities, including liabilities under the Securities Act.
      The registration rights agreement provides that, in connection with any firm commitment underwritten public offering of our securities that includes shares of our common stock held by any holder of our common stock that is a party to the registration rights agreement or issuable upon conversion of our convertible preferred stock, the parties to the registration rights agreement who are not selling shares in the offering will refrain, upon the written request of the underwriters, from selling any of our securities during the distribution period of the offering (not to exceed 180 days) and the period in which the underwriters participate in the after market (not to exceed 90 days).

Stockholders Agreements
      We have entered into stockholders agreements with certain holders of our capital stock, including Mark R. Anderson, Paul B. Queally, the Jared Morris 1997 Trust, Welsh Carson, Sprout Group, Abbott Capital 1330 Investors I, L.P., Northwestern Mutual Life Insurance Company, Jackson National Life Insurance Company and Teachers Insurance and Annuity Association of America. Under the terms of the stockholders agreements, the parties thereto have agreed, among other things, to vote to elect certain persons to our board. Welsh Carson’s designees are Paul B. Queally and Sean M. Traynor. In accordance with their terms, the stockholders agreements will terminate upon completion of this offering.
Concentra Inc.
      We have entered into arm’s length agreements with certain subsidiaries of Concentra Inc., pursuant to which they provide us with health care management, cost containment and claims management services. Affiliates of our principal shareholder, Welsh Carson, beneficially own a majority of the outstanding shares of common stock of Concentra. Two of our directors, Paul B. Queally and Sean M. Traynor, are general partners of Welsh Carson. In addition, Mr. Queally is the Chairman of the Board and a director of Concentra. Under the terms of these agreements, we made aggregate payments to subsidiaries of Concentra of approximately $2.3 million, $1.6 million and $0.8 million in 2004, 2003 and 2002, respectively.

DESCRIPTION OF CAPITAL STOCK
      AMERISAFE is authorized to issue 69,000,000 shares of capital stock, consisting of:

•	3,000,000 shares of preferred stock, par value $0.01 per share, of which:

•	1,500,000 shares are designated as Series A preferred stock; and

•	1,500,000 shares are designated as Series B preferred stock;

•	500,000 shares of convertible preferred stock, par value $0.01 per share, of which:

•	300,000 shares are designated as Series C convertible deferred pay preferred stock; and

•	200,000 shares are designated as Series D non-voting convertible deferred pay preferred stock;

•	500,000 shares of Series E preferred stock, par value $0.01 per share;

•	10,000,000 shares of junior preferred stock, par value $0.01 per share;

•	50,000,000 shares of common stock, par value $0.01 per share; and

•	5,000,000 shares of convertible non-voting common stock, par value $0.01 per share.
      As of November 17, 2005, the following shares of our capital stock were outstanding:

•	862,924 shares of Series A preferred stock;

•	300,000 shares of Series C convertible preferred stock;

•	200,000 shares of Series D convertible preferred stock;

•	45,308 shares of Series E preferred stock; and

•	299,774 shares of common stock.
      There are no shares of Series B preferred stock, junior preferred stock or non-voting common stock outstanding. There were 46 holders of record of our common stock as of November 17, 2005.
      As described below in “—Series A Preferred Stock,” our articles of incorporation require that we use proceeds from this offering to redeem all outstanding shares of Series E preferred stock and use 50% of the net proceeds from this offering to redeem outstanding shares of Series A preferred stock, unless our board of directors determines in good faith that the redemption would cause us not to maintain our current A.M. Best rating or would contravene applicable law. Our board of directors has determined that the use of 50% of the net proceeds from this offering to redeem outstanding shares of Series A preferred stock would not permit us to retain sufficient net proceeds from this offering to maintain our current A.M. Best rating. We will use approximately $5.1 million of the proceeds from this offering to redeem all outstanding shares of Series E preferred stock and approximately $5.1 million of the proceeds to redeem approximately 50,410 outstanding shares of Series A preferred stock. See “Use of Proceeds.”
      In accordance with terms of the Series A preferred stock set forth in our articles of incorporation, holders of not less than two-thirds of our Series A preferred stock have elected to exchange all shares of Series A preferred stock that remain outstanding after the redemption for shares of our common stock. As provided in our articles of incorporation, the exchange ratio is determined by dividing $100 (the redemption price of the Series A preferred stock) plus an amount equal to the accrued but unpaid dividends on the Series A preferred stock, by the initial public offering price of our common stock.
      Our outstanding shares of Series C and Series D convertible preferred stock will remain outstanding following completion of this offering. As described below in “—Convertible Preferred Stock,” the number of shares issuable upon conversion of our convertible preferred stock may be adjusted as a result of issuances of additional shares of our common stock, or other securities that are convertible into or exchangeable for our common stock. The number of shares of common stock issuable upon exercise of the conversion rights by the holders of our convertible preferred stock will be adjusted as a result of this offering and the exchange of our Series A preferred stock for our common stock as described above. Upon completion of this offering and the exchange of shares of our Series A preferred stock for shares of our common stock, the conversion price of our convertible preferred stock will be $20.58.
      Upon completion of this offering and after giving effect to the sale of shares by us and the redemption and/or exchange of all outstanding shares of our Series A preferred stock and Series E preferred stock, 17,424,054 shares of our common stock, 300,000 shares of our Series C convertible preferred stock and 200,000 shares of Series D convertible preferred stock will be outstanding. No shares of our Series A preferred stock, Series B preferred stock, Series E preferred stock, junior preferred stock or non-voting common stock will be outstanding upon completion of this offering.
      The following summary of certain provisions of our common stock, non-voting common stock, convertible preferred stock and Series A preferred stock is qualified in its entirety by the detailed provisions of our articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law. See “Where You Can Find More Information.”
Common Stock and Non-Voting Common Stock
      Voting. Each holder of our common stock is entitled to one vote for each share on all matters to be voted on by our shareholders, and vote together as a single class with the holders of our Series C convertible preferred stock. Holders of shares of non-voting common stock are not entitled to vote on any matter to be voted on by our shareholders, except as required by Texas law.
      Dividends. Holders of common stock and non-voting common stock are entitled to receive dividends, on an equal basis, at the time and in the amount as our board may from time to time determine, subject to any preferential amounts payable to holders of all series of our outstanding preferred stock. Our articles of incorporation prohibit us from paying dividends on our common stock and non-voting common stock (other than in additional shares of common stock or non-voting common stock, as applicable) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. If holders of our convertible preferred stock consent to the payment of a dividend by us, we must pay a dividend to the holders of our convertible preferred stock on an as-converted to common stock or non-voting common stock, as applicable, basis equal to the dividend we pay to the holders of our common stock and non-voting common stock.
      Stock Repurchases. Our articles of incorporation prohibit us from purchasing or redeeming any shares of our common stock or non-voting common stock without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock.
      Liquidation. Upon a liquidation and dissolution of our company, the holders of common stock and non-voting common stock are entitled to receive, on an equal basis, all assets available for distribution to shareholders, subject to any preferential amounts payable to holders of our then-outstanding series of preferred stock.
      Conversion of Non-Voting Common Stock. Shares of our non-voting common stock are issuable upon conversion of our Series D convertible preferred stock. Each share of non-voting common stock may be converted at any time, and without cost to the shareholder, into one share of common stock.
Convertible Preferred Stock
      Voting. Each holder of our Series C convertible preferred stock is entitled to one vote for each share of our common stock into which the Series C convertible preferred stock is convertible on all matters to be voted on by our shareholders and vote together as a single class with holders of our common stock. The Series D convertible preferred stock is non-voting. However, the holders of Series C convertible preferred stock and Series D convertible preferred stock have the right to vote as a separate class on any amendment to our articles of incorporation or on any action to be taken by us that would adversely affect the rights, privileges and preferences of the convertible preferred stock.
      In addition, the holders of two-thirds of our convertible preferred stock must approve any payment of a dividend or distribution on our common stock or non-voting common stock (other than in additional shares of common stock or non-voting common stock, as applicable) or the purchase or redemption of any shares of our common stock or non-voting common stock.
      Dividends. Prior to completion of this offering, holders of convertible preferred stock are entitled to receive pay-in-kind dividends at a rate of $7.00 per share per annum payable in shares of Series E preferred stock. Under the terms of our articles of incorporation, upon the redemption and exchange of all outstanding shares of our Series A preferred stock in connection with this offering, holders of our convertible preferred stock will no longer be entitled to receive these pay-in-kind dividends. However, if the holders of two-thirds of our outstanding convertible preferred stock consent to the declaration or payment of a dividend by us to the holders of our common stock or non-voting common stock, the holders of our outstanding convertible preferred stock will receive a dividend payable on an as-converted to common stock or non-voting common stock, as applicable, basis equal to the dividend to be paid to the holders of our common stock and non-voting common stock.
      Liquidation Rights. Upon any liquidation, dissolution or winding up of our company, holders of our convertible preferred stock are entitled to receive, in cash, an amount equal to the greater of:

•	$100 for each share of convertible preferred stock outstanding, plus the cash value, calculated at $100 per share, of all accrued and unpaid dividends; and

•	the amount distributable to the holders of our convertible preferred stock upon liquidation, dissolution or winding up had the holders converted their shares into common stock or non-voting common stock, as the case may be, in accordance with the terms of the convertible preferred stock immediately prior to liquidation, dissolution or winding up.
      All liquidation payments in respect of shares of our convertible preferred stock are required to be paid before any distribution is made in respect of our Series A preferred stock, junior preferred stock, common stock and non-voting common stock.
      Conversion. The Series C convertible preferred stock is convertible into our common stock, and the Series D convertible preferred stock is convertible into our non-voting common stock, in each case at a conversion rate calculated by multiplying the number of shares to be converted by $100 and dividing the result by the then-applicable conversion price, as adjusted from time to time. As of November 17, 2005, the conversion price was $521.50 per share. Upon completion of this offering, the conversion price will be $20.58 per share. Our convertible preferred stock is convertible:

•	at any time at the option of the holder;

•	at our option at any time following the consummation of any public offering of our equity securities or a change of control of our company if the closing price for our common stock for the prior 20 trading days is, or the proceeds from the change of control results in a value for our outstanding common stock of, at least $651.60 per share; and

•	automatically upon consummation of a public offering of our common stock with gross proceeds to us of at least $40.0 million at a price to public of at least $651.60 per share, subject to adjustment to reflect stock splits, combinations and stock dividends.
      Conversion Price Adjustments. Following completion of this offering, subject to certain exceptions, the conversion price will be adjusted if we issue or sell shares of our common stock or non-voting common stock (including options to acquire shares and securities convertible into or exchangeable for shares of common stock or non-voting common stock) without consideration or for a consideration per share less than the market price of our common stock or non-voting common stock in effect immediately prior to the issuance or sale. In that event, the conversion price will be reduced to a conversion price (calculated to the nearest cent) determined by dividing:

•	an amount equal to the sum of:

•	the number of shares of common stock and non-voting common stock outstanding immediately prior to the issuance or sale (including as outstanding all shares of common stock and non-voting common stock issuable upon conversion of outstanding convertible preferred stock) multiplied by the then-existing market price of our common stock; plus

•	the consideration, if any, received by us upon the issuance or sale; by

•	the total number of shares of common stock and non-voting common stock outstanding immediately after such issuance or sale (including as outstanding all shares of common stock and non-voting common stock issuable upon conversion of outstanding convertible preferred stock, without giving effect to any adjustment in the number of shares issuable by reason of such issue and sale).
      If we issue or sell shares of common stock or non-voting common stock for cash, the cash consideration received will be deemed to be the amount received by us, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by us. If we issue or sell shares of common stock or non-voting common stock for a consideration other than cash, the amount of the consideration other than cash received shall be deemed to be the fair value of such consideration as determined in good faith by our board of directors, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by us.
      No adjustments to the conversion price are required for issuances of shares of our common stock or non-voting common stock upon any conversion of our convertible preferred stock, under our equity incentive plans or in connection with any acquisition by us.
      Determination of Post-Offering Conversion Price. Upon completion of this offering, all shares of our Series A preferred stock that are not redeemed will be exchanged for shares of our common stock. The issuance of shares of our common stock in exchange for the Series A preferred stock is an issuance of common stock for consideration other than cash. Under the terms of our articles of incorporation relating to the adjustment to the conversion price of our convertible preferred stock, when we issue shares of our common stock for consideration other than cash, the value of such consideration is deemed to be the fair value of such consideration as determined in good faith by our board of directors. As described above, the value of the consideration we receive upon the issuance of shares of our common stock is used in calculating any adjustment to the conversion price of our convertible preferred stock.
      Our board of directors has determined that the per share fair value of the Series A preferred stock that we will receive in the exchange is $100. In reaching its determination, our board of directors considered a number of factors, including that (a) holders of our Series A preferred stock have the right (which right has been exercised) to exchange shares of Series A preferred stock for a number of shares of common stock determined by dividing $100 (the redemption price of the Series A preferred stock) by the per share price to the public in this offering, (b) the exchange of the Series A preferred stock for our common stock will eliminate our obligation to pay pay-in-kind dividends at the rate of $7.00 per share per annum on both the outstanding Series A preferred stock and our outstanding convertible preferred stock, and (c) the exchange of the Series A preferred stock for our common stock will increase our shareholder equity by $82.1 million, substantially improving our balance sheet.
      We have received a letter from a representative of the holders of a majority of our outstanding convertible preferred stock requesting that we explain how our board of directors determined the fair value of the Series A preferred stock. We have advised them of the factors considered in making that determination. If the determination made by our board of directors was not made in good faith, and the fair value of the Series A preferred stock is less than $100 per share, the conversion price of our convertible preferred stock would be lower than the $20.58 conversion price following this offering. We believe our board of directors made a good faith determination of the fair value of the Series A preferred stock.
      Redemption. Following a change of control of our company, holders of our convertible preferred stock have the right to require us to redeem their shares at a redemption price of $100 plus the cash value, calculated at $100 per share, of all accrued and unpaid dividends. Our articles of incorporation define a change of control of our company for this purpose to include:

•	the sale, lease or transfer of all or substantially all of our assets in one or a series of related transactions to any person; or

•	the acquisition of beneficial ownership by any person, other than Welsh Carson, in one or a series of related transactions, of our voting stock representing more than 50% of the voting power of all outstanding shares of our voting stock, whether by merger, consolidation or otherwise, other than by way of a public offering of our equity securities.
      In addition, we may at any time, on 30 days’ notice, redeem all, but not less than all, shares of convertible preferred stock at a redemption price of $103.50 plus the cash value, calculated at $100 per share, of any accrued and unpaid dividends. Until payment of the redemption price, we may not make any payment or distribution upon any preferred stock, common stock or non-voting common stock.
Series A Preferred Stock
      The following is a summary of the terms of our Series A preferred stock. Upon completion of this offering, all outstanding shares of Series A preferred stock will either be redeemed or exchanged for shares of our common stock. Consequently, no shares of our Series A preferred stock will be outstanding upon completion of this offering. See “Use of Proceeds” and “Capitalization.”
      Voting. Holders of Series A preferred stock have the right to vote as a separate class on any amendment to our articles of incorporation or any action to be taken by us that would adversely affect the rights, privileges and preferences of the Series A preferred stock. Otherwise, the holders of our Series A preferred stock have no voting rights.
      Dividends. Holders of Series A preferred stock are entitled to receive pay-in-kind dividends at a rate of $7.00 per share per annum payable in shares of Series A preferred stock.
      Mandatory Redemption. Our articles of incorporation provide that, upon completion of this offering, we must use not less than 50% of our proceeds (after deducting underwriting discounts, commissions and expenses) to redeem any outstanding shares of Series A preferred stock, unless, in the good faith determination of our board, the redemption would cause us not to maintain our current A.M. Best rating. If for any reason the proceeds from the offering available for redemption are insufficient to redeem the Series A preferred stock and to redeem all of the Series E preferred stock, then the Series A preferred stock and Series E preferred stock must be equally redeemed from available proceeds on a dollar-for-dollar basis until the Series E preferred stock is redeemed in full, whereupon the remaining available proceeds, if any, must be used to redeem Series A preferred stock.
      Optional Exchange. All or any portion of the outstanding shares of Series A preferred stock may, at the option and upon the written request of holders of not less than two-thirds of the then-outstanding shares of Series A preferred stock, be exchanged for common stock upon consummation of a registered public offering of common stock with gross proceeds to us of at least $40 million. Upon an exchange, each share of Series A preferred stock (including shares of Series A preferred stock issuable as pay-in-kind dividends that are accrued but unpaid) will be exchanged for a number of shares of common stock determined by dividing $100 by the per share price to the public (without giving effect to deductions for underwriters’ discounts and commissions) of the common stock in the qualifying public offering.

The holders of our Series A preferred stock have elected to exchange any remaining shares of Series A preferred stock outstanding after the redemption contemplated in connection with this offering.
      Liquidation. Upon any liquidation, dissolution or winding up of our company, holders of our Series A preferred stock are entitled to receive, in cash, an amount equal to $100 for each share of Series A preferred stock, plus the cash value, calculated at $100 per share, of all accrued and unpaid dividends. All liquidation payments in respect of shares of our Series A preferred stock are required to be paid before any distribution is made in respect of our common stock.
Blank Check Junior Preferred Stock
      Our board of directors has the authority, without further action by the shareholders, to issue up to ten million shares of junior preferred stock in one or more series. In addition, our board may fix the rights, preferences and privileges of any series of junior preferred stock it may determine to issue. Subject to the rights, preferences and privileges of our convertible preferred stock, these rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by our board, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities, or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. As a result, junior preferred stock could be issued with terms that could delay or prevent a change of control or make removal of our management more difficult. In addition, issuance of junior preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of junior preferred stock.
Anti-Takeover Provisions
      Texas Business Corporation Act. Upon completion of this offering, we will be subject to Part 13 of the Texas Business Corporation Act. In general, that statute prohibits a publicly held Texas corporation from engaging, under certain circumstances, in a “business combination” with any “affiliated shareholder” for a period of three years following the date that the shareholder became an affiliated shareholder unless:

•	prior to that date, the corporation’s board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder; or

•	not less than six months after that date, the business combination is approved at a meeting of shareholders duly called for that purpose, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder.
      Part 13 of the TBCA defines a “business combination” to include:

•	any merger, share exchange or conversion involving the corporation and the affiliated shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the affiliated shareholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the affiliated shareholder;

•	the adoption of a plan or proposal for our liquidation or dissolution proposed by or pursuant to an agreement with the affiliated shareholder;

•	a reclassification, recapitalization or merger proposed by or pursuant to an agreement with the affiliated shareholder that has the effect of increasing the proportionate ownership percentage of the affiliated shareholder; or

•	the receipt by the affiliated shareholder of the benefit of any loan, advance, guarantee, pledge or other financial benefit provided by or through the corporation.
      In general, Part 13 of the TBCA defines an “affiliated shareholder” as any shareholder who beneficially owns 20% or more of the corporation’s outstanding voting shares, as well as any entity or person affiliated with or controlling or controlled by the shareholder.
      A Texas corporation may opt out of Part 13 of the TBCA with an express provision in its original articles of incorporation or an express provision in its articles of incorporation or bylaws resulting from an amendment approved by the affirmative vote of at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder. We have not opted out of the provisions of Part 13 of the TBCA.
      Louisiana and Texas Insurance Law. Two of our three insurance company subsidiaries, American Interstate and Silver Oak Casualty, are incorporated in Louisiana and the other, American Interstate of Texas, is incorporated in Texas. Under Louisiana and Texas insurance law, advance approval by the state insurance department is required for any change of control of an insurer. “Control” is presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Obtaining these approvals may result in the material delay of, or deter, any such transaction. For additional information, see “Business— Regulation— Change of Control.”
      Charter and Bylaw Provisions. The following summary of certain provisions of our articles of incorporation and bylaws is qualified in its entirety by our articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
      Our articles of incorporation provide that, upon completion of this offering, shareholders are prohibited from taking action by written consent, unless the consent is unanimous. In addition, our articles of incorporation:

•	prohibit the use of cumulative voting in the election of directors; and

•	authorize our board to issue blank check junior preferred stock to increase the amount of outstanding shares.
      Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.
      Our articles of incorporation provide that special meetings of our shareholders may be called only by the chairman of our board, our president, a majority of our board of directors or by holders of at least 25% of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors of AMERISAFE. Should any shareholder desire to present business at any meeting, including nominating a candidate for director, they must comply with certain advance notice provisions in our bylaws.
      Our articles of incorporation and bylaws provide that the authorized number of our directors is fixed by our board of directors. In addition, our articles of incorporation and bylaws provide that our board of directors will be divided into three classes with the number of directors in each class as nearly equal as possible. Each director will serve a three-year term. The classification and term of office for each of our directors upon completion of this offering is noted in the table listing our directors and executive officers under “Management— Directors, Director Nominee, Executive Officers and Key Employees.” As a result, any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a classified board.
      Our bylaws provide that vacancies in our board may be filled by election at an annual or special meeting of our shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any newly created directorships may be filled by election at an annual or special meeting of our shareholders called for that purpose or by our board, provided that our board may not fill more than two newly created directorships during the period between any two successive annual meetings of our shareholders. Our bylaws provide that, at any meeting of shareholders called for that purpose, any director may be removed for cause by the affirmative vote of the holders of at least two-thirds of the shares of our stock entitled to vote for the election of directors.
      As described above, our board will be authorized to issue up to ten million shares of junior preferred stock and to determine the price and the rights, preferences and privileges of these shares, without shareholder approval, which could also delay or prevent a change of control transaction.
      The terms of our convertible preferred stock could impede a change of control of our company. Following a change of control, holders of our convertible preferred stock have the right to require us to redeem their shares at a redemption price of $100 plus the cash value, calculated at $100 per share, of any accrued and unpaid dividends. The cost associated with the redemption of our convertible preferred stock could have the effect of discouraging a future change of control of our company. See “Description of Capital Stock—Convertible Preferred Stock—Redemption.”
      These provisions contained in our articles of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change of control of us or our management (including transactions in which shareholders might otherwise receive a premium for their shares over the then-current prices) and may limit the ability of shareholders to remove current management or approve transactions that shareholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
Listing
      Our shares of common stock have been approved for listing on the Nasdaq National Market under the symbol “AMSF.”

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to completion of this offering, there has not been a public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.
      Upon completion of this offering, we will have approximately 17,424,054 shares of common stock outstanding, which includes the 8,000,000 shares of common stock sold by us in this offering, 9,120,948 shares sold upon exchange of our Series A preferred stock, and the 3,332 shares of restricted stock to be issued to our non-employee directors. Of these shares, the 8,000,000 shares sold in this offering and any shares issued upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as that term is defined in Rule 144 of the Securities Act, in which case they may only be sold in compliance with the limitations described below. In addition, 9,420,722 shares were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144.
      In addition, 2,429,541 shares of our common stock will be issuable upon the conversion of our convertible preferred stock, based on a conversion price of $20.58. This conversion price is subject to further adjustment pursuant to the terms of our convertible preferred stock. Further, 1,548,500 shares will be issuable upon the exercise of outstanding options that we intend to grant to our executive officers and other employees, at an exercise price equal to the initial public offering price. Those options will vest 20% each year commencing on the first anniversary of the grant date. As a result, none of these options will be exercisable until one year after completion of this offering.
Lock-Up Agreements
      Each of our directors, our officers and the selling shareholders has agreed with the underwriters not to sell, contract to sell, pledge, dispose of or hedge any shares of stock (or securities convertible into, or exchangeable for, shares of our common stock) for a period of 180 days under agreements, referred to as “lock-up agreements,” without the consent of the underwriters. The conditions of these lock-up agreements may be waived by the underwriters. Upon completion of this offering, 9,134,223 shares of our common stock will be subject to lock-up agreements.
      In addition, in accordance with the terms of our registration rights agreement, the holders of our common stock that are party to the registration rights agreement and the holders of our convertible preferred stock are to refrain, at the written request of the underwriters, from selling any of our securities during the period of distribution of our common stock by the underwriters (not to exceed 180 days) and during the period in which the underwriting syndicate participates in the after market (not to exceed 90 days).
Rule 144 Sales by Affiliates
      Affiliates of our company must comply with Rule 144 of the Securities Act when they sell shares of our common stock. In general, under these rules, persons who acquire shares of common stock, other than in a public offering registered with the SEC, are required to hold those shares for a period of one year. Shares acquired in a registered public offering or held for more than one year may be sold by an affiliate subject to certain conditions. An affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding (approximately 174,240 shares immediately after the offering); and

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.
Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and the availability of current public information about our company, including the requirement that we have been subject to the reporting requirements of the Securities Exchange Act of 1934 for at least 90 days immediately preceding any sale of securities.
Rule 144(k)
      Under Rule 144(k) of the Securities Act, a person who is not, and has not been at any time during the 90 days preceding a sale, one of our affiliates and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
      All of the 299,774 shares of common stock outstanding as of the date of this prospectus, the 9,120,948 shares issuable upon exchange of our outstanding Series A preferred shares upon completion of this offering and the 2,429,541 shares issuable upon conversion of our outstanding shares of convertible preferred stock will be available to be sold pursuant to Rule 144, of which 561,239 shares could be sold pursuant to Rule 144(k), in each case subject to the terms of the lock-up agreements and registration rights agreement described above.
      We intend to file a Form S-8 registration statement following completion of this offering to register shares of common stock issuable under each of our equity incentive plans. These shares will be available-for-sale in the public market, subject to Rule 144 volume limitations applicable to affiliates.
Registration Rights
      We have granted registration rights to certain holders of our common stock and holders of our convertible preferred stock. Upon completion of this offering and assuming the over-allotment option is not exercised, these holders will own approximately 11,850,137 shares of our common stock (including shares of common stock issuable upon conversion of our convertible preferred stock assuming a conversion price of $20.58 per share) that they may require us to register for sale under the Securities Act pursuant to the registration rights agreement. See “Certain Relationships and Related Transactions— Registration Rights Agreement.”

UNDERWRITING
      Subject to the terms and conditions set forth in the underwriting agreement between us, the selling shareholders and the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc., or FBR, and William Blair & Company, L.L.C. are acting as representatives, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the following respective number of shares of common stock:

Underwriter	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.	5,092,000
William Blair & Company, L.L.C.	2,508,000
Fox-Pitt, Kelton Inc.	100,000
Piper Jaffray & Co.	100,000
Stifel, Nicolaus & Company, Incorporated	100,000
Cochran, Caronia Securities LLC	100,000

Total	8,000,000

      The selling shareholders have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase on a pro rata basis, at the initial public offering price less underwriting discounts and commissions, up to an additional 1,200,000 shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, the underwriters will be committed, subject to certain conditions, to purchase that number of additional shares.
      Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus other than the shares subject to the over-allotment option, if any shares are purchased. We and the selling shareholders have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.
      The underwriters initially propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at the same offering price less a concession not to exceed $0.37 per share. The underwriters may allow, and certain dealers may re-allow, a discount not to exceed $0.10 per share to certain other dealers.
      The table below provides information regarding the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 1,200,000 additional shares.

	No Exercise of	Full Exercise of
Paid by Us	Over-Allotment Option	Over-Allotment Option

Per Share	$0.63	$0.63
Total	$5,040,000	$5,040,000

	No Exercise of	Full Exercise of
Paid by Selling Shareholders	Over-Allotment Option	Over-Allotment Option

Per Share	$0	$0.63
Total	$0	$756,000
      In addition to the underwriting discounts and commissions to be paid by us, we have agreed to reimburse FBR for certain of its reasonable expenses incurred in connection with this offering up to $275,000. FBR may provide us with investment banking and financial advisory services in the future, for which it may receive customary compensation. In this regard, for a period of one year from the date of completion of the offering, we have granted FBR a right of first refusal to act as placement agent for any future trust preferred transactions in which we may participate.
      We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $3.3 million.
      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot this offering by selling more than the number of shares of common stock offered by this prospectus, creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriters may reclaim selling concessions from dealers if shares of our common stock sold by such dealers are repurchased in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.
      We, our current directors, officers and the selling shareholders have agreed that, without the prior written consent of the representatives, we will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
      The representatives do not intend to release any portion of the common stock subject to the foregoing lock-up agreements. However, the representatives, in their sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 180-day period without notice. In considering a request to release shares from a lock-up agreement, the representatives will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.
      The underwriters have reserved for sale, at the initial offering price, 240,000 shares of common stock for certain of our directors, officers and employees who have expressed an interest in purchasing common stock in the offering. The number of shares of common stock available to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.
      The underwriters have informed us that they do not intend to make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority.
      Prior to completion of this offering, there has been no public market for the shares. The initial public offering price was negotiated by us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      FBR will facilitate Internet distribution for this offering to certain of its Internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by FBR. Other than the prospectus in electronic format, the information on the FBR web site is not part of this prospectus.
      Our shares of common stock have been approved for listing on the Nasdaq National Market under the symbol “AMSF.”
LEGAL MATTERS
      Jones Day in Dallas, Texas will pass upon the validity of the shares of common stock offered by this prospectus and certain other legal matters for us. Lord, Bissell & Brook LLP in Chicago, Illinois will pass upon certain legal matters for the underwriters.
EXPERTS
      The consolidated financial statements and financial statement schedules of AMERISAFE, Inc. and its subsidiaries at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement, including the agreements and other documents filed as exhibits to the registration statement. Statements contained in this prospectus as to the contents of any agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by reference to the agreement or document to which it refers.
      After completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website at www.amerisafe.com. The information on our website is not part of this prospectus. In addition, we will provide copies of our filings free of charge to our shareholders upon request. Our SEC filings, including the registration statement of which this prospectus is a part, will also be available to you on the SEC’s Internet site at http://www.sec.gov. You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Page

Audited Financial Statements as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Income	F-4
Consolidated Statements of Changes in Shareholders’ Deficit	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Interim Financial Statements as of September 30, 2005 and December 31, 2004 and for the nine-month periods ended September 30, 2005 and 2004:
Condensed Consolidated Balance Sheets	F-35
Condensed Consolidated Statements of Income	F-36
Condensed Consolidated Statements of Changes in Shareholders’ Deficit	F-37
Condensed Consolidated Statements of Cash Flows	F-38
Notes to Condensed Consolidated Financial Statements	F-39

Report of Independent Registered Public Accounting Firm
The Board of Directors
AMERISAFE, Inc. and Subsidiaries
      We have audited the accompanying consolidated balance sheets of AMERISAFE, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedules listed in the Index at Item 16(b). These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMERISAFE, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statements taken as a whole present fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP
New Orleans, Louisiana
May 8, 2005, except for Note 22, as to
     which the date is July 28, 2005, and
     Note 23, as to which the date is
     October 27, 2005

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

	(In thousands, except
	share data)
Assets
Investments:
Fixed maturity securities— held-to-maturity, at amortized cost (fair value $328,948)	$329,653	$—
Fixed maturity securities— available-for-sale, at fair value (cost $1,729 and $233,111 in 2004 and 2003, respectively)	1,755	243,863
Equity securities— available-for-sale, at fair value (cost $30,926 and $11,215 in 2004 and 2003, respectively)	33,460	11,496
Mortgage loan	—	2,370

Total invested assets	364,868	257,729
Cash and cash equivalents	25,421	49,815
Receivable for investments sold	—	1,380
Amounts recoverable from reinsurers	198,977	211,774
Premiums receivable, net	114,141	108,380
Deferred income taxes	15,624	12,713
Federal income tax recoverable	1,292	6,426
Accrued interest receivable	3,123	2,659
Property and equipment, net	7,077	6,000
Deferred policy acquisition costs	12,044	11,820
Deferred charges	3,054	2,987
Other assets	8,566	6,925

	$754,187	$678,608

Liabilities, redeemable preferred stock and shareholders’ deficit
Liabilities:
Reserves for loss and loss adjustment expenses	$432,880	$377,559
Unearned premiums	111,741	103,462
Reinsurance premiums payable	861	485
Amounts held for others	1,214	1,376
Policyholder deposits	33,746	28,609
Insurance-related assessments	29,876	26,133
Accounts payable and other liabilities	18,725	18,902
Note payable	—	6,000
Subordinated debt securities	36,090	10,310

Total liabilities	665,133	572,836
Redeemable preferred stock:
Series A nonconvertible— $0.01 par value, $100 per share redemption value: Authorized shares— 1,500,000; issued and outstanding shares— 819,161 in 2004 and 764,243 in 2003	81,916	76,424
Series B nonconvertible— $0.01 par value, $100 per share redemption value: Authorized shares— 1,500,000; no shares issued or outstanding in 2004 or 2003	—	—
Series C convertible— $0.01 par value, $100 per share redemption value: Authorized shares— 300,000; issued and outstanding shares— 300,000 in 2004 and 2003	30,000	30,000
Series D convertible— $0.01 par value, $100 per share redemption value: Authorized shares— 200,000; issued and outstanding shares— 200,000 in 2004 and 2003	20,000	20,000

	131,916	126,424
Shareholders’ deficit:
Preferred stock: Series E nonconvertible— $0.01 par value, $100 per share redemption value: Authorized— 500,000; issued and outstanding shares— 17,653 in 2004 and 247,209 in 2003	1,765	24,720
Common stock:
Voting— $0.01 par value, authorized shares— 100,000,000; issued and outstanding shares— 299,774 in 2004 and 180,125 in 2003	3	2
Convertible nonvoting— $0.01 par value, authorized shares— 5,000,000; no shares issued or outstanding in 2004 or 2003	—	—
Additional paid-in capital	—	—
Accumulated deficit	(51,683)	(52,544)
Accumulated other comprehensive income	7,053	7,170

	(42,862)	(20,652)

	$754,187	$678,608

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

	2004	2003	2002

	(In thousands, except share and per share data)
Revenues:
Premiums earned	$234,733	$179,847	$163,257
Net investment income	12,217	10,106	9,419
Net realized gains (losses) on investments	1,421	316	(895)
Gain on sale of asset	—	—	194
Fee and other income	589	462	1,888

Total revenues	248,960	190,731	173,863
Expenses:
Loss and loss adjustment expenses incurred	174,186	129,250	121,062
Underwriting and certain other operating costs	28,987	23,062	22,674
Commissions	14,160	11,003	9,189
Salaries and benefits	15,034	15,037	16,541
Interest expense	1,799	203	498
Policyholder dividends	1,108	736	156

Total expenses	235,274	179,291	170,120

Income before income taxes	13,686	11,440	3,743
Income tax expense (benefit)	3,129	2,846	(1,438)

Net income	10,557	8,594	5,181
Preferred stock dividends	(9,781)	(10,133)	(9,453)

Net income (loss) available to common shareholders	$776	$(1,539)	$(4,272)

Earnings (loss) per share:
Basic	$2.42	$(8.55)	$(23.72)

Diluted	$2.14	$(8.55)	$(23.72)

Shares used in computing earnings (loss) per share:
Basic	225,367	180,125	180,125

Diluted	255,280	180,125	180,125

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Series E						Accumulated
	Preferred Stock		Common Stock		Additional		Other
					Paid-In	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Total

	(In thousands, except share data)
Balance at January 1, 2002	150,379	$15,038	180,125	$2	$14,877	$(61,610)	$1,693	$(30,000)
Comprehensive income:
Net income	—	—	—	—	—	5,181	—	5,181
Other comprehensive income, net of tax:
Unrealized gain on securities	—	—	—	—	—	—	4,499	4,499

Comprehensive income								9,680
Series A preferred stock dividends	—	—	—	—	(4,780)	—	—	(4,780)
Series E preferred stock dividends	46,736	4,673	—	—	(4,673)	—	—	—

Balance at December 31, 2002	197,115	19,711	180,125	2	5,424	(56,429)	6,192	(25,100)
Comprehensive income:
Net income	—	—	—	—	—	8,594	—	8,594
Other comprehensive income, net of tax:
Unrealized gain on securities	—	—	—	—	—	—	978	978

Comprehensive income								9,572
Series A preferred stock dividends	—	—	—	—	(5,124)	—	—	(5,124)
Series E preferred stock dividends	50,094	5,009	—	—	(300)	(4,709)	—	—

Balance at December 31, 2003	247,209	24,720	180,125	2	—	(52,544)	7,170	(20,652)
Comprehensive income:
Net income	—	—	—	—	—	10,557	—	10,557
Other comprehensive income, net of tax:
Unrealized loss on securities	—	—	—	—	—	—	(117)	(117)

Comprehensive income								10,440
Conversion of warrants	—	—	119,649	1	—	85	—	86
Series A preferred stock dividends	—	—	—	—	—	(5,492)	—	(5,492)
Series E preferred stock dividends	42,880	4,289	—	—	—	(4,289)	—	—
Redemption of Series E preferred stock	(272,436)	(27,244)	—	—	—	—	—	(27,244)

Balance at December 31, 2004	17,653	$1,765	299,774	$3	$—	$(51,683)	$7,053	$(42,862)

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Operating activities
Net income	$10,557	$8,594	$5,181
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,695	2,019	1,966
Provision for doubtful accounts	1,262	19	(902)
Net amortization/accretion of investments	1,673	1,015	234
Deferred income taxes	(2,849)	(1,868)	915
Net realized (gains) losses on investments	(1,421)	(316)	895
Gain on sale of asset	—	—	(194)
Changes in operating assets and liabilities:
Premiums receivable	(7,023)	(13,108)	10,518
Accrued interest receivable	(464)	(544)	(225)
Deferred policy acquisition costs and deferred charges	(291)	(3,305)	2,164
Other assets	3,497	(1,549)	(31)
Reserve for loss and loss adjustment expenses	55,321	31,017	(36,490)
Unearned premiums	8,279	16,143	(4,727)
Reinsurance balances	13,173	1,742	82,157
Amounts held for others and policyholder deposits	4,975	6,230	(1,839)
Accounts payable and other liabilities	3,565	4,360	(5,310)

Net cash provided by operating activities	91,949	50,449	54,312
Investing activities
Purchases of investments held-to-maturity	(113,461)	(81,988)	(73,344)
Purchases of investments available-for-sale	(31,795)	(8,675)	(4,861)
Proceeds from maturities of investments held-to-maturity	21,789	—	—
Proceeds from sales and maturities of investments available-for-sale	14,908	37,548	26,870
Repayments on mortgage loan	2,370	127	118
Purchases of property and equipment	(2,778)	(640)	(2,562)
Proceeds from sales of property and equipment	2	7	874

Net cash used in investing activities	(108,965)	(53,621)	(52,905)
Financing activities
Proceeds from issuance of subordinated debt securities	25,780	10,310	—
Principal payments on note payable	(6,000)	(2,000)	(1,000)
Warrants exercised	86	—	—
Redemption of outstanding Series E preferred stock	(27,244)	—	—

Net cash provided by (used in) financing activities	(7,378)	8,310	(1,000)

Change in cash and cash equivalents	(24,394)	5,138	407
Cash and cash equivalents at beginning of year	49,815	44,677	44,270

Cash and cash equivalents at end of year	$25,421	$49,815	$44,677

Supplemental disclosure of cash flow information
Interest paid	$1,260	$297	$335

Income taxes paid	$8,434	$8,574	$4,899

Payment-in-kind dividends	$9,781	$10,133	$9,453

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

1.	Summary of Significant Accounting Policies
Organization
      AMERISAFE, Inc. (“Amerisafe”), is an insurance holding company incorporated in the state of Texas, which, based on voting common shares, is 67.5% owned by Welsh, Carson, Anderson and Stowe VII L.P. and its affiliate WCAS Healthcare Partners, L.P. (“Welsh Carson”). The accompanying consolidated financial statements include the accounts of Amerisafe and its subsidiaries: American Interstate Insurance Company (“AIIC”) and its insurance subsidiaries, Silver Oak Casualty, Inc. (“SOCI”) and American Interstate Insurance Company of Texas (“AIIC-TX”), Amerisafe Risk Services, Inc. (“RISK”) and Amerisafe General Agency, Inc. (“AGAI”). AIIC and SOCI are property and casualty insurance companies, domiciled in the state of Louisiana. AIIC-TX is a property and casualty insurance company organized under the laws of the state of Texas, was incorporated on December 20, 2004, and commenced business on January 1, 2005. RISK, a wholly-owned subsidiary of Amerisafe, is a claims and safety service company servicing only affiliate insurance companies. AGAI, a wholly owned subsidiary of Amerisafe, is a general agent for the Company. AGAI sells insurance, which is underwritten by AIIC, SOCI, and AIIC-TX, as well as by nonaffiliated insurance carriers. The assets and operations of AGAI are not significant to that of the consolidated entity.
      Amerisafe and its subsidiaries are collectively referred to herein as the “Company.”
      The Company provides workers’ compensation and general liability insurance for companies primarily in special trade groups, including construction, trucking, and logging. Assets and revenues of AIIC represent approximately 99% of comparable consolidated amounts of the Company for each of 2004, 2003, and 2002.
      In 1997, the Company entered into a recapitalization agreement with Welsh Carson that resulted in a change to the Company’s capital structure. The Company used the proceeds from this recapitalization to repurchase 80% of the then-outstanding common stock. The repurchase of the common stock resulted in a $164,186,000 charge to retained earnings.
      Early in 2004, the Company engaged in initial discussions with potential underwriters regarding an initial public offering. In May 2005, Amerisafe’s Board of Directors authorized management to proceed with the initial public offering.
Basis of Presentation
      The accompanying consolidated financial statements include the accounts of Amerisafe and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.
      Certain prior year amounts have been reclassified to conform with the current year presentation.
Investments
      At acquisition, investments in held-to-maturity fixed maturity securities are recorded at amortized cost. The Company has the ability and positive intent to hold these investments until maturity.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
Available-for-sale fixed maturity securities and equity securities are recorded at fair value. Temporary changes in the fair value of the available-for-sale fixed maturity and equity securities are reported in shareholders’ equity as a component of other comprehensive income, net of deferred income taxes.
      During 2004, the Company transferred all fixed maturity securities, other than redeemable preferred stock, from the available-for-sale category to the held-to-maturity category. This transfer between categories was accounted for at fair value as of the transfer date. At the date of transfer, the fair value of all securities transferred was $10,707,000 ($6,960,000 net of income taxes) greater than the securities’ par value. The difference between each security’s par value and fair value at the date of transfer is being amortized as a yield adjustment over the respective security’s life. The fair value at the date of transfer, adjusted for subsequent amortization, is considered to be the security’s amortized cost basis.
      The mortgage loan is carried at the unpaid principal balance. Collateral on the loan balance consists primarily of a first mortgage on the underlying property. The Company received the final payment on the mortgage loan in June 2004.
      Investment income is recognized as it is earned. The discount or premium on fixed maturities is amortized using the scientific “constant yield” method. Anticipated prepayments, where applicable, are considered when determining the amortization of premiums or discounts. Realized investment gains and losses are determined using the specific identification method.
      The Company regularly reviews the fair value of its investments. Impairment of an investment security results in a reduction of the carrying value of the security and the realization of a loss when the fair value of the security declines below the cost or amortized cost, as applicable, for the security and the impairment is deemed to be other-than-temporary. The Company regularly reviews the investment portfolio to evaluate the existence of other-than-temporary declines in the fair value of investments. The Company considers various factors in determining if a decline in the fair value of an individual security is other-than-temporary, including but not limited to the length of time and magnitude of the unrealized loss, the volatility of the security, analysts’ recommendations and price targets, opinions of the Company’s external investment advisor, market liquidity, and the Company’s intent to sell or ability to hold the security.
      If the Company determines that the decline in fair value is other-than-temporary, the Company adjusts the cost basis of the investment and reports an impairment charge in net realized gains (losses) on investments in the consolidated statements of income in the period in which the Company makes this determination.
Cash and Cash Equivalents
      Cash equivalents include commercial paper, short-term municipal securities, pooled short-term money market funds, and certificates of deposit with an original maturity of three months or less.
Premiums Receivable
      Premiums receivable consist primarily of premium-related balances due from policyholders. The Company considers premiums receivable as past due based on the payment terms of the underlying policy. The balance is shown net of the allowance for doubtful accounts. Receivables due from insureds are charged off when a determination has been made that a specific balance will not be collected based upon the collection efforts of Company personnel. An estimate of amounts that are likely to be charged off is established as an allowance for doubtful accounts as of the balance sheet date. The estimate is

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
primarily comprised of specific balances that are considered probable to be charged off after all collection efforts have ceased, as well as historical trends and an analysis of the aging of the receivables.
Property and Equipment
      The Company’s property and equipment, including certain costs incurred to develop or obtain software for internal use, are stated at cost less accumulated depreciation. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the respective assets, generally 39 years for the building and three to seven years for all other fixed assets.
Deferred Policy Acquisition Costs
      The direct costs of acquiring and renewing business are capitalized to the extent recoverable and are amortized over the effective period of the related insurance policies in proportion to premium revenue earned. These capitalized costs consist mainly of sales commissions, premium taxes, and other underwriting costs. The Company evaluates deferred policy acquisition costs for recoverability by comparing the unearned premiums to the estimated total expected claim costs and related expenses, offset by anticipated investment income. The Company would reduce the deferred costs if the unearned premiums were less than expected claims and expenses after considering investment income. The Company would report any adjustments in amortization of deferred policy acquisition costs. There were no adjustments necessary in 2004, 2003, or 2002.
Reserves for Loss and Loss Adjustment Expenses
      Reserves for loss and loss adjustment expenses represent the estimated ultimate cost of all reported and unreported losses incurred through December 31. The Company does not discount loss and loss adjustment expense reserves. The Company uses a consulting actuary to assist in the evaluation of the adequacy of the reserves for loss and loss adjustment expenses. The reserves for loss and loss adjustment expenses are estimated using individual case-basis valuations, statistical analyses, and estimates based upon experience for unreported claims and their associated loss and loss adjustment expenses. Such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in these estimates, management believes that the reserves for loss and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Any adjustments are included in current operations.
      Subrogation recoverables, as well as deductible recoverables from policyholders, are estimated using individual case-basis valuations and aggregate estimates. Deductibles that are recoverable from policyholders, and other recoverables from state funds, decrease the liability for loss and loss adjustment expenses.
      The Company funds its obligations under certain settled claims where the payment pattern and ultimate cost are fixed and determinable on an individual claim basis through the purchase of annuities. These annuities are purchased from unaffiliated carriers and name the claimant as payee. The cost of purchasing the annuity is recorded as paid loss and loss adjustment expenses. To the extent the annuity funds estimated future claims, reserves for loss and loss adjustment expense are reduced.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
Premium Revenue
      Premiums on workers’ compensation and general liability insurance are based on actual payroll costs or production during the policy term and are normally billed monthly in arrears or annually. However, the Company generally requires a deposit at the inception of a policy.
      Premium revenue is earned on a pro rata basis over periods covered by the policies. The reserve for unearned premiums on these policies is computed on a daily pro rata basis.
Reinsurance
      Reinsurance premiums, losses, and allocated loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.
      Amounts recoverable from reinsurers include balances currently owed to the Company for losses and allocated loss adjustment expenses that have been paid to policyholders, as well as amounts that are currently reserved for and will be recoverable once the related expense has been paid.
      Upon management’s determination that an amount due from a reinsurer is uncollectible due to the reinsurer’s insolvency, or other matters, the amount is written off.
      Ceding commissions are earned from certain reinsurance companies and are intended to reimburse the Company for costs related to acquiring policies. Ceding commission income is recognized over the effective period of the related insurance policies in proportion to premium revenue earned and is reflected as a reduction in underwriting and other operating costs.
      Contingent commissions are earned from certain reinsurance companies based on the financial results of the applicable risks underwritten by the Company. Contingent commission revenue on reinsurance contracts is recognized during the related reinsurance treaty period and is based on the same assumptions used for recording loss and allocated loss adjustment expenses. These commissions are reflected as a reduction in underwriting and other operating costs and are adjusted as necessary as experience develops or new information becomes known. Any such adjustments are included in current operations. Contingent commissions recognized reduced underwriting and other operating costs by $200,000 in 2004 and $10,000 in 2003 and increased costs by $553,000 in 2002.
Fee and Other Income
      The Company recognizes income related to commissions earned by AGAI as the related services are performed.
Advertising
      All advertising expenditures incurred by the Company are charged to expense in the period to which they relate and are included in underwriting and other operating costs in the consolidated statements of income. Total advertising expenses incurred were $412,000, $506,000, and $389,000 during 2004, 2003, and 2002, respectively.
Income Taxes
      The Company accounts for income taxes using the liability method. The provision for income taxes has two components, amounts currently payable or receivable and deferred amounts. Deferred income tax assets and liabilities are recognized for the differences between the financial statement carrying

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
      The Company considers deferred tax assets to be recoverable if it is probable that the related tax losses can be offset by future taxable income. The Company includes future operating income, reversal of existing temporary differences, and tax planning strategies available in this assessment. To the extent the deferred tax assets exceed the amount expected to be recovered in future years, the Company records a valuation allowance for the amount determined unrecoverable. The Company has not recorded a valuation allowance, since the recorded deferred tax asset is expected to be fully realized.
Insurance-Related Assessments
      Insurance-related assessments are accrued in the period in which they have been incurred. The Company is subject to a variety of assessments related to insurance commerce, including those by state guaranty funds and workers’ compensation second-injury funds. State guaranty fund assessments are used by state insurance oversight agencies to cover losses of policyholders of insolvent or rehabilitated insurance companies and for the operating expenses of such agencies. These mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. Assessments related to premiums are generally paid one year after the calendar year in which the premium is written, while assessments related to losses are generally paid within one year of when the loss is paid.
Policyholder Dividends
      The Company writes certain policies for which the policyholder may participate in favorable claims experience through a dividend. An estimated provision for workers’ compensation policyholders’ dividends is accrued as the related premiums are earned. Dividends do not become a fixed liability unless and until declared by the respective Boards of Directors of Amerisafe’s insurance subsidiaries. The dividend to which a policyholder may be entitled is set forth in the policy and is related to the amount of losses sustained under the policy. Dividends are calculated after the policy expiration. The Company is able to estimate the policyholder dividend liability because the Company has information regarding the underlying loss experience of the policies written with dividend provisions and can estimate future dividend payments from the policy terms.
Variable Interest Entities
      In December 2003, Amerisafe formed Amerisafe Capital Trust I (“ACT I”) for the sole purpose of issuing $10,000,000 in trust preferred securities. ACT I used the proceeds from the sale of these securities and Amerisafe’s initial capital contribution to purchase $10,310,000 of subordinated debt securities from Amerisafe. The debt securities are the sole assets of ACT I, and the payments under the debt securities are the sole revenues of ACT I.
      In April 2004, Amerisafe formed Amerisafe Capital Trust II (“ACT II”) for the sole purpose of issuing $25,000,000 in trust preferred securities. ACT II used the proceeds from the sale of these securities and Amerisafe’s initial capital contribution to purchase $25,780,000 of subordinated debt securities from Amerisafe. The debt securities are the sole assets of ACT II, and the payments under the debt securities are the sole revenues of ACT II.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      Amerisafe concluded that the equity investments in ACT I and ACT II (collectively, the “Trusts”) are not at risk since the subordinated debt securities issued by Amerisafe are the Trusts’ sole assets. Accordingly, the Trusts are considered variable interest entities. Amerisafe is not considered to be the primary beneficiary of the Trusts and has not consolidated these entities.
Earnings Per Share
      The Company applies the two-class method to compute basic earnings per share (“EPS”). This method calculates earnings per share for each class of common stock and participating security. Income available to common shareholders is allocated to common shares and participating securities to the extent that each security shares in earnings as if all earnings for the period had been distributed. The amount of earnings allocated to common shares is divided by the weighted-average number of common shares outstanding for the period. Participating securities that are convertible into common stock are included in the computation of basic EPS if the effect is dilutive.
      Diluted EPS include potential common shares assumed issued under the treasury stock method, which reflects the potential dilution that would occur if any outstanding options or warrants were exercised and includes the “if converted” method for participating securities if the effect is dilutive. The two-class method of calculating diluted EPS is used in the event the “if converted” method is anti-dilutive.
Stock-Based Compensation
      The Company accounts for its stock-based compensation using the intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options.

2.	Investments
      The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as held-to-maturity at December 31, 2004 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(In thousands)
U.S. Treasury securities and obligations of U.S. Government agencies	$39,255	$37	$(80)	$39,212
States and political subdivisions	173,103	—	(553)	172,550
Mortgage-backed and asset-backed securities	91,836	165	(284)	91,717
Long-term certificates of deposit	100	—	—	100
Corporate bonds	25,359	30	(20)	25,369

Totals	$329,653	$232	$(937)	$328,948

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as available-for-sale at December 31, 2004 are summarized as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(In thousands)
Common stocks	$24,879	$2,907	$(269)	$27,517
Preferred stocks	7,776	149	(227)	7,698

Totals	$32,655	$3,056	$(496)	$35,215

      The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as available-for-sale at December 31, 2003 are summarized as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(In thousands)
U.S. Treasury securities and obligations of U.S. Government agencies	$28,507	$1,066	$(22)	$29,551
States and political subdivisions	147,798	5,946	(80)	153,664
Mortgage-backed and asset-backed securities	31,246	1,118	(4)	32,360
Long-term certificates of deposit	100	—	—	100
Corporate bonds	23,478	2,684	—	26,162

	231,129	10,814	(106)	241,837
Common stocks	6,066	442	(124)	6,384
Preferred stocks	7,131	177	(170)	7,138

	13,197	619	(294)	13,522

Totals	$244,326	$11,433	$(400)	$255,359

      A summary of the cost or amortized cost and fair value of investments in fixed maturity securities at December 31, 2004, by contractual maturity, is as follows:

	Cost or
	Amortized
	Cost	Fair Value

	(In thousands)
Maturity:
Due in 2005	$11,851	$11,809
In 2006 through 2009	117,701	117,328
In 2010 through 2014	90,405	90,279
After 2014	19,589	19,570
Mortgage-backed and asset-backed securities	91,836	91,717

Totals	$331,382	$330,703

      The actual maturities of the fixed maturity securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      At December 31, 2004, there were $25,000 of cash equivalents and $18,028,000 of held-to-maturity investments on deposit as required by regulatory agencies of states in which the Company does business. A summary of the Company’s realized gains and losses on sales, calls or redemptions of investments for 2004, 2003, and 2002 is as follows:

	Fixed
	Maturity
	Securities
	Available	Equity
	for Sale	Securities	Other	Total

	(In thousands)
Year ended December 31, 2004
Proceeds from sales	$—	$13,529	$—	$13,529

Gross realized investment gains	$—	$1,784	$—	$1,784
Gross realized investment losses	—	(537)	—	(537)

Net realized investment gain	—	1,247	—	1,247
Impairments	—	—	—	—
Other, including gains on calls and redemptions	—	—	174	174

Net realized investment gains	$—	$1,247	$174	$1,421

Year ended December 31, 2003
Proceeds from sales	$27,469	$4,923	$—	$32,392

Gross realized investment gains	$2	$357	$—	$359
Gross realized investment losses	(5)	(56)	—	(61)

Net realized investment gain	(3)	301	—	298
Impairments	—	—	—	—
Other, including gains on calls and redemptions	18	—	—	18

Net realized investment gains	$15	$301	$—	$316

Year ended December 31, 2002
Proceeds from sales	$18,447	$4,503	$—	$22,950

Gross realized investment gains	$22	$—	$—	$22
Gross realized investment losses	(63)	(857)	—	(920)

Net realized investment loss	(41)	(857)	—	(898)
Impairments	—	—	—	—
Other, including gains on calls and redemptions	3	—	—	3

Net realized investment losses	$(38)	$(857)	$—	$(895)

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      Major categories of the Company’s net investment income are summarized as follows:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Gross investment income:
Fixed maturity securities	$11,294	$9,358	$8,430
Equity securities	811	611	428
Cash and cash equivalents	693	742	1,159

Total gross investment income	12,798	10,711	10,017
Investment expenses	(581)	(605)	(598)

Net investment income	$12,217	$10,106	$9,419

      The following table summarizes the gross unrealized losses on securities:

	Less Than		Twelve Months
	Twelve Months		or Longer

	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses

	(In thousands)
December 31, 2004	$94,003	$963	$16,284	$470
December 31, 2003	17,362	330	589	70
      The Company reviewed all securities with unrealized losses in accordance with the impairment policy described in Note 1. The Company determined that the unrealized losses in the fixed maturity portfolio relate primarily to changes in market interest rates since the date of purchase or the transfer of the investments from the available-for-sale classification to the held-to-maturity classification. The Company expects to recover the amortized cost of these securities since management expects to hold the securities until they mature. The Company determined the unrealized losses in the equity portfolio were due to general market conditions. Management believes that these conditions will improve such that these unrealized losses will be recovered.

3.	Premiums Receivable
      Premiums receivable consist primarily of premium-related balances due from policyholders. The balance is shown net of the allowance for doubtful accounts. The components of premiums receivable are shown below:

	December 31,

	2004	2003

	(In thousands)
Premiums receivable	$117,057	$111,609
Allowance for doubtful accounts	(2,916)	(3,229)

Premiums receivable, net	$114,141	$108,380

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      The following summarizes the activity in the allowance for doubtful accounts:

	December 31,

	2004	2003	2002

	(In thousands)
Balance, beginning of year	$3,229	$4,339	$5,714
Provision for bad debts	1,262	19	(902)
Write-offs	(1,575)	(1,129)	(473)

Balance, end of year	$2,916	$3,229	$4,339

4.	Deferred Policy Acquisition Costs
      The Company incurs certain costs related to acquiring policies. These costs are deferred and expensed over the life of the related policies. Major categories of the Company’s deferred policy acquisition costs are summarized as follows:

	December 31,

	2004	2003

	(In thousands)
Agents’ commissions	$7,737	$6,876
Premium taxes	2,957	2,695
Deferred underwriting expenses	1,350	2,249

Total deferred policy acquisition costs	$12,044	$11,820

      The following summarizes the activity in the deferred policy acquisition costs:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Balance, beginning of year	$11,820	$9,505	$11,077
Policy acquisition costs deferred	26,193	22,391	18,893
Amortization expense during the year	(25,969)	(20,076)	(20,465)

Balance, end of year	$12,044	$11,820	$9,505

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

5.	Property and Equipment
      Property and equipment consist of the following:

	December 31,

	2004	2003

	(In thousands)
Land and office building	$4,334	$4,313
Furniture and equipment	6,914	6,719
Software	6,022	3,630
Automobiles	110	110

	17,380	14,772
Accumulated depreciation	(10,303)	(8,772)

Real estate, furniture, and equipment, net	$7,077	$6,000

      At December 31, 2004, furniture and equipment included property under capital leases of $20,000 and software included property under capital leases of $1,110,000. There is no accumulated depreciation related to these properties at December 31, 2004. At December 31, 2003, furniture and equipment included property under capital leases of $619,000 and software included property under capital leases of $497,000. Accumulated depreciation includes $465,000 at December 31, 2003 that was related to these properties. The capital lease obligations related to this property are included in accounts payable and other liabilities.
      Future minimum lease payments related to the capital lease obligations are detailed below (In thousands):

2005	$510
2006	510
2007	510

Total minimum lease payments	1,530
Less amount representing interest	(69)

Present value of net minimum lease payments	$1,461

6.	Reinsurance
      The Company cedes certain premiums and losses to various reinsurers under quota share and excess-of-loss treaties. These reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. Ceded reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
geographic regions, activities, or economic characteristics of the reinsurers. The effect of reinsurance on premiums written and earned in 2004, 2003, and 2002 was as follows:

	2004 Premiums		2003 Premiums		2002 Premiums

	Written	Earned	Written	Earned	Written	Earned

	(In thousands)
Direct	$264,962	$256,684	$223,590	$207,447	$185,093	$189,820
Ceded	(21,951)	(21,951)	(27,600)	(27,600)	(26,563)	(26,563)

Net premiums	$243,011	$234,733	$195,990	$179,847	$158,530	$163,257

      The amounts recoverable from reinsurers consist of the following:

	December 31,

	2004	2003

	(In thousands)
Unpaid losses recoverable:
Case basis	$164,942	$181,870
Incurred but not reported	24,682	12,688
Paid losses recoverable	9,353	17,216

Total	$198,977	$211,774

      Amounts recoverable from reinsurers consists of paid losses recoverable, ceded case reserves and ceded IBNR reserves. Paid losses recoverable are receivables currently due from reinsurers for ceded paid losses. Ceded case and ceded IBNR reserves represent the portion of our gross loss and loss adjustment expense liabilities that are recoverable under reinsurance agreements, but are not yet due from reinsurers. The Company considers paid losses recoverable outstanding for more than 90 days to be past due. At December 31, 2004, approximately $164,000, or 1.8%, of the $9,353,000 of paid losses recoverable were past due.
      The Company received reinsurance recoveries of approximately $54,144,000 in 2004, $60,960,000 in 2003, and $104,745,000 in 2002.
      At December 31, 2004, unsecured reinsurance recoverables from reinsurers that exceeded 3% of statutory surplus of the Company’s insurance subsidiary are shown below (in thousands). The A.M. Best Company rating for the reinsurer is shown parenthetically.

Converium Reinsurance North America (B-)	$83,403
American Re-Insurance Company (A+)	38,616
Odyssey America Reinsurance Corporation(A)	21,064
St. Paul Fire & Marine Insurance Company(A)	12,592
Clearwater Insurance Company(A)	10,571
Scor Reinsurance Company (B++)	7,962
Other reinsurers	24,769

Total	$198,977

      During 2004, the Company’s largest reinsurer, Converium Reinsurance North America (“CRNA”), was downgraded by A.M. Best Company, from A- to B-, as a result of the emergence of significant and previously unrecorded losses. While this downgrade had no immediate impact on the

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
Company’s consolidated financial statements, it caused a decrease in the Company’s A.M. Best Company’s Capital Adequacy Ratio (“BCAR”) due to the increase in the capital charge sustained against the CRNA recoverable. CRNA continues to reimburse the Company for its portion of reinsured paid losses, and no amounts are past due. See Note 22— Subsequent Events.

7.	Income Taxes
      The Company’s deferred income tax assets and liabilities are as follows:

	December 31,

	2004	2003

	(In thousands)
Deferred income tax assets:
Discounting of net unpaid loss and loss adjustment expenses	$8,836	$6,819
Unearned premiums	9,510	8,340
Accrued expenses and other	1,702	1,601
Accrued policyholder dividends	445	448
Accrued insurance-related assessments	5,578	5,071

Total deferred tax assets	26,071	22,279
Deferred income tax liabilities:
Deferred policy acquisition costs	(5,386)	(4,603)
Deferred charges	(877)	(828)
Unrealized gain on securities available-for-sale	(3,799)	(3,861)
Property and equipment, primarily a result of differences in depreciation	(376)	(273)
Other	(9)	(1)

Total deferred tax liabilities	(10,447)	(9,566)

Net deferred income tax asset	$15,624	$12,713

      The components of consolidated income tax expense (benefit) are as follows:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Current:
Federal	$5,444	$4,299	$(2,678)
State	534	415	325

	5,978	4,714	(2,353)
Deferred:
Federal	(2,849)	(1,868)	915

Total	$3,129	$2,846	$(1,438)

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      Income tax expense (benefit) from operations is different from the amount computed by applying the U.S. federal income tax statutory rate of 35% to income before income taxes as follows:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Income tax computed at federal statutory tax rate	$4,790	$4,004	$1,310
Tax-exempt interest, net	(1,737)	(1,392)	(1,055)
State income tax	534	415	325
Dividends received deduction	(135)	(127)	(90)
Tax method changes for prior year	—	—	(1,125)
Other	(323)	(54)	(803)

	$3,129	$2,846	$(1,438)

8.	Note Payable
      At December 31, 2003, the Company had a note payable with an outstanding balance of $6,000,000, bearing interest at the Federal Funds Rate plus 0.75% (1.91%). The note matured on April 1, 2004, and the Company made a final payment of $6,000,000, plus accrued interest.

9.	Subordinated Debt Securities
      On December 16, 2003, Amerisafe entered into a trust preferred securities transaction pursuant to which it issued $10,310,000 aggregate principal amount of subordinated debt securities due in 2034. To effect the transaction, Amerisafe formed a Delaware statutory trust, Amerisafe Capital Trust I (“ACT I”). ACT I issued $10,000,000 of preferred securities to investors and $310,000 of common securities to Amerisafe. ACT I used the proceeds from these issuances to purchase the subordinated debt securities. Amerisafe pays interest on its ACT I subordinated debt securities quarterly at a rate equal to LIBOR plus 4.10% per annum. ACT I pays interest on its preferred securities at the same rate. The Amerisafe subordinated debt securities and ACT I preferred securities are repayable on or after January 8, 2009. Payments of principal, interest, and premium, if any, on the ACT I preferred securities are guaranteed by Amerisafe.
      On April 29, 2004, Amerisafe entered into a second trust preferred securities transaction pursuant to which it issued $25,780,000 aggregate principal amount of subordinated debt securities due in 2034. To effect the transaction, Amerisafe formed a Delaware statutory trust, Amerisafe Capital Trust II (“ACT II”). ACT II issued $25,000,000 of preferred securities to investors and $780,000 of common securities to Amerisafe. ACT II used the proceeds from these issuances to purchase the subordinated debt securities. Amerisafe pays interest on its ACT II subordinated debt securities quarterly at a rate equal to LIBOR plus 3.80% per annum. ACT II pays interest on its preferred securities at the same rate. The Amerisafe subordinated debt securities and ACT II preferred securities are repayable on or after April 29, 2009. Payments of principal, interest, and premium, if any, on the ACT II preferred securities are guaranteed by Amerisafe.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

10.	Loss and Loss Adjustment Expenses
      The following table provides a reconciliation of the beginning and ending reserve balances, net of related amounts recoverable from reinsurers, for 2004, 2003, and 2002:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Reserves for loss and loss adjustment expenses (“LAE”), net of related amounts recoverable from reinsurers, at beginning of year	$183,001	$152,908	$119,020
Add:
Provision for loss and LAE for claims occurring in the current year, net of reinsurance	160,773	126,977	117,212
Change in estimated loss and LAE for claims occurring in prior years, net of reinsurance	13,139	973	1,850

	173,912	127,950	119,062
Uncollectible reinsurance adjustment, for loss and LAE occurring in prior years	274	1,300	2,000

Incurred losses during the current year, net of reinsurance	174,186	129,250	121,062
Less loss and LAE payments for claims, net of reinsurance, occurring during:
Current year	40,312	32,649	36,060
Prior years	73,619	66,508	51,114

	113,931	99,157	87,174

Reserves for loss and LAE, net of related amounts recoverable from reinsurers, at end of year	243,256	183,001	152,908
Add amounts recoverable from reinsurers on unpaid loss and LAE	189,624	194,558	193,634

Reserves for loss and LAE	$432,880	$377,559	$346,542

      The Company’s reserves for loss and loss adjustment expenses, net of amounts recoverable from reinsurers, at December 31, 2003, 2002, and 2001, were increased during the subsequent year by $13,139,000, $973,000, and $1,850,000, respectively. Most of the 2004 prior year development occurred in the 2002 accident year, where the Company’s ultimate loss estimate increased by approximately $9,400,000. The unfavorable development in the 2002 accident year was the result of settlements above the established case reserves or upward revisions to the estimated settlements on an individual case-by-case basis. The revisions to the Company’s case reserves reflect new information gained by claims adjusters in the normal course of adjusting claims and then reflected in the financial statements when the information becomes available. It is typical for more serious claims to take several years to settle and the Company continually revises estimates as more information about claimants’ medical conditions and potential disability becomes known and the claims get closer to being settled. As the 2002 accident year has developed, the Company has found it necessary to increase reserves on reported claims for both indemnity and medical losses.
      Reliance Insurance Company (“Reliance”), one of the Company’s reinsurers, was placed into liquidation in October 2001. As a result of adverse development in the policy years covered by the

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
Reliance reinsurance, the Company incurred an additional $260,000, $1,300,000, and $2,000,000 of loss and allocated loss adjustment expense related to additional impaired amounts recoverable from Reliance during 2004, 2003, and 2002, respectively.
      The anticipated effect of inflation is implicitly considered when estimating liabilities for loss and loss adjustment expenses. Average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends. These anticipated trends are monitored based on actual development and are modified if necessary.

11.	Statutory Accounting and Regulatory Requirements
      Amerisafe’s insurance subsidiaries file financial statements prepared in accordance with statutory accounting principles prescribed or permitted by the insurance regulatory authorities of the state in which they are domiciled. Statutory-basis shareholder’s capital and surplus at December 31, 2004, 2003, and 2002 of the directly owned insurance subsidiary, American Interstate Insurance Company, and the combined statutory-basis net income for all Amerisafe’s insurance subsidiaries for the three years in the period ended December 31, 2004, were as follows (in thousands):

	2004	2003	2002

Capital and surplus	$112,334	$96,905	$86,378
Net income	7,828	2,598	4,976
      Property and casualty insurance companies are subject to certain risk-based capital (“RBC”) requirements specified by the National Association of Insurance Commissioners. Under these requirements, a target minimum amount of capital and surplus maintained by a property/casualty insurance company is determined based on the various risk factors related to it. At December 31, 2004, the capital and surplus of AIIC and its subsidiaries exceeded the minimum RBC requirement.
      Pursuant to regulatory requirements, AIIC cannot pay dividends to Amerisafe in excess of the lesser of 10% of statutory surplus, or statutory net income, excluding realized investment gains, for the preceding 12-month period, without the prior approval of the Louisiana Commissioner of Insurance. However, for purposes of this dividend calculation, net income from the previous two calendar years may be carried forward to the extent that it has not already been paid out as dividends. No such dividends were paid to Amerisafe in 2004, 2003, or 2002. Based upon the above described calculation, AIIC could pay to Amerisafe dividends up to $11,233,000 in 2005 without seeking regulatory approval.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

12.	Preferred Stock
Series A Preferred Stock
      The following table summarizes the activity in the Series A preferred stock for the three years in the period ended December 31, 2004 (dollars in thousands):

		Redemption
	Shares	Amount

Balance at January 1, 2002	665,206	$66,520
Series A preferred stock dividends	47,801	4,780

Balance at December 31, 2002	713,007	71,300
Series A preferred stock dividends	51,236	5,124

Balance at December 31, 2003	764,243	76,424
Series A preferred stock dividends	54,918	5,492

Balance at December 31, 2004	819,161	$81,916

      Holders of Series A Preferred Stock are entitled to cumulative dividends at the rate of $7 per year payable quarterly in shares of Series A Preferred Stock.
      The Series A Preferred Stock is redeemable, in whole or in part, by Amerisafe at any time. The redemption price for the Series A Preferred Stock is $100 plus accrued and unpaid dividends per share (the “Redemption Price”). Upon consummation of a public offering of its equity securities, Amerisafe is required to use 50% of its net proceeds from the offering to redeem outstanding shares of Series A Preferred Stock, subject to the terms of the Series E Preferred Stock.
      The Series A Preferred Stock is exchangeable, in whole or in part, into shares of common stock following consummation of a public offering of shares of common stock with gross proceeds of at least $40,000,000 to Amerisafe (a “Qualified Public Offering”), upon the written request of holders of at least 66 2/3% of the then-outstanding shares of Series A Preferred Stock. The exchange rate for each share of Series A Preferred Stock is $100 divided by the price per share to the public in the public offering.
      Holders of the Series A Preferred Stock may require Amerisafe to redeem all or a portion of their outstanding shares of the Series A Preferred Stock at the Redemption Price upon the disposition of substantially all of the assets of the Company or if a change of control of more than 50% of the voting power of all outstanding shares of voting stock occurs, other than through a public offering of equity securities (collectively, a “Change of Control”).
      Welsh Carson owns a majority of the outstanding Series A Preferred Stock, as well as a majority of the voting Common Stock of the Company. Additionally, under the terms of a stockholders’ agreement, Welsh Carson has the right to designate a majority of the members on the Amerisafe Board of Directors. The Series A Preferred Stock is mandatorily redeemable upon the occurrence of certain events that are deemed to be outside the control of the Company and therefore is classified outside of permanent equity.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
Series B Preferred Stock
      The terms of the Series B Preferred Stock are similar to the terms of the Series A Preferred Stock described above. There were no shares of Series B Preferred Stock outstanding at December 31, 2004 and 2003 or issued during the three year period ended December 31, 2004.
Series C and Series D Convertible Preferred Stock
      There has been no change in the number of shares or carrying value of the Series C and Series D Convertible Preferred Stock (“Convertible Preferred Stock”) during the three-year period ended December 31, 2004.
      Holders of the Convertible Preferred Stock are entitled to cumulative dividends at the rate of $7 per year payable quarterly in shares of Series E Preferred Stock.
      The Convertible Preferred Stock is convertible at the option of the holder into shares of common stock at a rate of $100 per share divided by the then-applicable conversion price. As of December 31, 2004, the conversion price was $521.50 per share and the outstanding shares of Convertible Preferred Stock were convertible into 95,877 shares of common stock. Holders of the Convertible Preferred Stock also have the right to participate in any common dividend paid by the Company on an as-converted basis. Prior to a public offering, the conversion price is adjusted in the event of issuances of common stock (or other securities convertible into or exchangeable for common stock) without consideration or for a consideration per share less than the then-current conversion price. On or after a public offering, the conversion price is adjusted in the event of issuances of common stock (or other securities convertible into or exchangeable for common stock) at a price per share less than the market price in effect immediately prior to such issuance.
      The Convertible Preferred Stock is automatically convertible into shares of common stock upon consummation of a Qualified Public Offering at a price to the public of at least $651.60 per share (subject to adjustment to reflect stock splits, combinations, and stock dividends). In addition, the Convertible Preferred Stock is convertible at Amerisafe’s option upon consummation of a public offering of its equity securities if the closing price of the common stock for the 20 trading days prior to consummation results in, or concurrently with a Change of Control if the proceeds from the transaction results in, a value for the outstanding common stock of at least $651.60 per share.
      Holders of the Convertible Preferred Stock may require Amerisafe to redeem all or a portion of their outstanding shares of the Convertible Preferred Stock at the Redemption Price upon the disposition of substantially all of the assets of the Company or if a change of control of more than 50% of the voting power of all outstanding shares of voting stock occurs, other than through a public offering of equity securities (collectively, a “Change of Control”).
      At any time after March 18, 2003, Amerisafe may redeem all, but not less than all, of the outstanding shares of Convertible Preferred Stock at a price per share of $103.50 plus accrued and unpaid dividends. The Convertible Preferred Stock is mandatorily redeemable at the Redemption Price upon a Change of Control.
      The Convertible Preferred Stock is classified outside of permanent equity because the shares are mandatorily redeemable upon the occurrence of certain events that are deemed to be outside the control of the Company.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
Series E Preferred Stock
      Holders of Series E Preferred Stock are entitled to cumulative dividends at the rate of $7 per year payable quarterly in shares of Series E Preferred Stock. The Company made cash redemptions of Series E Preferred Stock on May 28, June 8, and June 30, 2004. As a result of these redemptions, there were no outstanding shares of Series E Preferred Stock as of June 30, 2004. Subsequently, in 2004, an additional 17,653 shares were issued to the holders of the Convertible Preferred Stock.
      Amerisafe may redeem all, but not less than all, of the outstanding shares of Series E Preferred Stock at the Redemption Price at any time. The Series E Preferred Stock is subject to mandatory redemption at the Redemption Price upon a Change of Control, subject to certain limitations. Upon the consummation of a public offering of equity securities, Amerisafe is required to use the proceeds from the offering to redeem at the Redemption Price all outstanding shares of the Series E Preferred Stock, subject to the terms of the Series A Preferred Stock.
Redemption and Liquidation Provisions
      In the event Amerisafe consummates a Qualified Public Offering and the Series A Preferred Stock is concurrently redeemed or exchanged, the rate at which dividends are paid to holders of Convertible Preferred Stock and Series E Preferred Stock will be reduced by multiplying the dividend rate by the percentage of shares of Series A Preferred Stock outstanding after the redemption or exchange as compared to the number of shares of Series A Preferred Stock outstanding on March 18, 1998. Subsequent redemptions or exchanges will further reduce the dividend rate proportionately with the percentage decrease in the number of outstanding shares of Series A Preferred Stock. After all shares of Series A Preferred Stock have been redeemed or exchanged, the dividend rate on the Convertible Preferred Stock and Series E Preferred Stock will be zero.
      In the event of any liquidation or dissolution of Amerisafe, the holders of Convertible Preferred Stock and Series E Preferred Stock will receive $100 plus accrued and unpaid dividends for each outstanding share before any distributions are made to holders of Series A Preferred Stock or Common Stock. Any remaining net assets will be distributed first to holders of Series A Preferred Stock and then to holders of Common Stock.
13.     Stock Options
      The Company had one stock option plan as of December 31, 2004, the Amerisafe 1998 Amended and Restated Stock Option and Restricted Stock Purchase Plan (the “Plan”). The Plan is administered by Amerisafe’s Board of Directors and provides for grants of incentive stock options, nonqualified stock options, or restricted stock to selected employees, officers, and directors. Each option granted under the Plan is exercisable for one share of common stock. Options may be granted for a number of shares not to exceed, in the aggregate, 2,500,000 shares of common stock. Exercise prices for the incentive stock options may be no less than 100% of the fair value of a share of common stock on the date the option is granted. If the option is granted to any owner of 10% or more of the total combined voting power of the Company, the exercise price is to be at least 110% of the fair value of a share of common stock on the date the option is granted. Exercise prices for the nonqualified stock options may be no less than 100% of the fair value of a share of common stock on the date the option is granted. Each option vests ratably over a period of five years and may be exercised during a period not to exceed ten years from the date such option is granted. Exercise prices for nonemployee director stock options may be no less than 100% of the fair value of a share of common stock on the date the option is granted. The nonemployee director stock options granted when a director becomes a board member, may be

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
exercised in increments of one-third of the total grant on each anniversary of the grant date and become fully exercisable three years after the grant date. The nonemployee director options awarded at the re-election of the director become fully exercisable at the award date. A summary of the Company’s stock option plan as of December 31, 2004, 2003, and 2002, and changes during each of the years then ended is as follows:

	2004		2003		2002

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at the beginning of the year	20,140	$216.72	20,987	$217.44	21,299	$216.00
Granted	167	360.00	375	298.80	278	235.44
Exercised	—	—	—	—	—	—
Canceled, forfeited, or expired	(209)	360.00	(1,222)	251.28	(590)	177.12

Outstanding at the end of the year	20,098	215.28	20,140	216.72	20,987	217.44

Exercisable at the end of the year	20,098	215.28	19,931	215.28	16,127	206.64

      The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

	Weighted-
	Average
	Remaining	Weighted-
Number	Contractual Life	Average Exercise
Outstanding	(In Years)	Price

13,994	2.73	$152.64
6,104	4.19	$360.00
      The reported net income, basic earnings per share, and diluted earnings per share would not be impacted had the Company accounted for the outstanding stock options based on their fair value. Accordingly, no additional disclosure of the pro forma effects of this accounting method is considered necessary.
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123(R) (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement No. 123(R) is similar to the approach described in Statement No. 123. However, Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      Statement No. 123(R) permits public companies to adopt its requirements using one of two methods. One method is a “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement No. 123(R) that remain unvested on the effective date. The other method is a “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
restate based on the amounts previously recognized under Statement No. 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption. Statement No. 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued.
      In anticipation of the initial public offering of the Company’s common stock, the Company adopted the provisions of Statement No. 123(R) using the modified prospective method effective January 1, 2005. As all share-based payments previously issued by the Company were fully vested, there is no effect on the Company’s consolidated financial position or results of operations as of the date of adoption.
      As permitted by Statement No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, to the extent additional share-based payments are issued, the adoption of Statement No. 123(R)’s fair value method could have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall consolidated financial position. See Note 22—Subsequent Events.

14.	Warrants
      In 2004, warrants for 119,649 shares of common stock were exercised at a price of $0.72 per share. The warrants were issued in 1997 and 1998. The following table depicts warrant activity for the last three years in the period ended December 31, 2004:

		Exercise	Shares
	Number	Price	Purchased

Warrants outstanding at December 31, 2001	119,849	$0.72	—
Issued	—	—	—
Exercised	—	—	—
Expired	—	—	—
Warrants outstanding at December 31, 2002	119,849	$0.72	—
Issued	—	—	—
Exercised	—	—	—
Expired	—	—	—
Warrants outstanding at December 31, 2003	119,849	0.72

Issued	—	—	—
Exercised	119,649	0.72	119,649
Expired	200	0.72	—

Warrants outstanding at December 31, 2004	—

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

15.	Earnings Per Share
      The calculation of basic and diluted EPS for the years ended December 31, 2004, 2003, and 2002 are presented below.

	For the Year Ended December 31,

	2004		2003	2002

	(In thousands, except
	per share amounts)
Basic EPS:
Net income	$10,557		$8,594	$5,181
Preferred stock dividends	(9,781)		(10,133)	(9,453)

Income (loss) available to common shareholders	$776		$(1,539)	$(4,272)

Amount allocable to common shareholders(1)	70%		100%	100%
Income (loss) allocable to common shareholders	$545		$(1,539)	$(4,272)

Weighted-average common shares outstanding	225		180	180

Basic earnings (loss) per share	$2.42		$(8.55)	$(23.72)

Diluted EPS:
Income (loss) allocable to common shareholders	$545		$(1,539)	$(4,272)
Dividends on participating securities	—	(2)	— (2)	— (2)

Income (loss) allocable to common shareholders after assumed conversions	$545		$(1,539)	$(4,272)

Weighted average common shares outstanding	225		180	180
Diluted effect:
Stock options	—	(2)	— (2)	— (2)
Warrants	30		— (2)	— (2)
Conversion of participating securities	—	(2)	— (2)	— (2)

Weighted average diluted shares outstanding	255		180	180

Diluted earnings (loss) per share	$2.14		$(8.55)	$(23.72)

(1)	Computed under the two-class method by dividing the weighted-average common shares outstanding (225 at December 31, 2004) by the sum of the weighted-average common shares outstanding and shares issuable upon conversion of all convertible participating securities, calculated on the if-converted method (such additional shares totaled 96 at December 31, 2004). In computing basic EPS using the two-class method, the Company has not allocated the loss to common shareholders for the years ended December 31, 2003 and 2002 between common shareholders and participating security holders as the participating holders do not have a contractual obligation to share in the loss.

(2)	Not applicable as impact is antidilutive.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

16.	Other Comprehensive Income

	Pre Tax		Net-of-Tax
	Amount	Tax Expense	Amount

	(In thousands)
December 31, 2004
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$1,993	$698	$1,295
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(2,413)	(845)	(1,568)
Less reclassification adjustment for losses realized in net income	242	86	156

Net unrealized loss	(178)	(61)	(117)

Other comprehensive income	$(178)	$(61)	$(117)

December 31, 2003
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$1,484	$519	$965
Less reclassification adjustment for losses realized in net income	20	7	13

Net unrealized gain	1,504	526	978

Other comprehensive income	$1,504	$526	$978

December 31, 2002
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$6,455	$2,260	$4,195
Less reclassification adjustment for losses realized in net income	467	163	304

Net unrealized gain	6,922	2,423	4,499

Other comprehensive income	$6,922	$2,423	$4,499

17.	Employee Benefit Plan
      The Company’s 401(k) benefit program is available to all employees. The Company matches up to 2% of employee compensation for participating employees, subject to certain limitations. Employees are vested 100% in employer contributions to the Plan after five years. Contributions to the Plan were $276,000, $270,000, and $284,000 in 2004, 2003, and 2002, respectively.

18.	Commitments and Contingencies
      The Company is a party to various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating loss and loss adjustment expense reserves. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      The Company provides workers’ compensation insurance in several states that maintain second-injury funds. Incurred losses on qualifying claims that exceed certain amounts may be recovered from these state funds. There is no assurance that the applicable states will continue to provide funding under these programs.
      The Company manages risk on certain long-duration claims by settling these claims through the purchase of annuities from unaffiliated carriers. In the event these carriers are unable to meet their obligations under these contracts, the Company could be liable to the claimants. The following table summarizes (in thousands) the fair value of the annuities at December 31, 2004, that the Company has purchased to satisfy its obligations. The A.M. Best Company rating is shown parenthetically.

American General Life Insurance Company (A++u)	$18,220
First Colony Life Insurance Company (A+)	3,658
Monumental Life Insurance Company (A+)	3,632
John Hancock Life Insurance Company (A++)	3,312
Transamerica Life Companies (A+)	2,726
New York Life Insurance Company (A++)	2,548
Liberty Life Assurance Company of Boston (A-)	2,417
GE Capital Assurance Company (A+)	1,718
Pacific Life and Annuity Company (A++)	1,375
Other	7,794

$47,400

      Each of the life insurance companies from which the Company purchases annuities, or the entity guaranteeing the life insurance company, has an A.M. Best Company rating “A-” (Excellent) or better.
      The Company leases equipment and office space under noncancelable operating leases. At December 31, 2004, future minimum lease payments are as follows (in thousands):

2005	$479
2006	303
2007	185
2008	88
2009	58
2010	50

$1,163

      Rental expense was approximately $956,000, $1,074,000, and $1,144,000 in 2004, 2003, and 2002, respectively.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

19.	Concentration of Operations
      The Company derives its revenues primarily from its operations in the workers’ compensation insurance line of business. Total net premiums earned for the different lines of business are shown below:

	2004		2003		2002

	Dollars	Percent	Dollars	Percent	Dollars	Percent

	(Dollars in thousands)
Workers’ compensation	$232,291	99.0%	$177,565	98.7%	$161,060	98.7%
General liability	2,442	1.0%	2,282	1.3%	2,197	1.3%

Total net premiums earned	$234,733	100.0%	$179,847	100.0%	$163,257	100.0%

      Net premiums earned for the top ten states and all others are shown below:

	2004		2003		2002

	Dollars	Percent	Dollars	Percent	Dollars	Percent

	(Dollars in thousands)
Louisiana	$26,422	11.3%	$20,809	11.6%	$20,421	12.5%
Georgia	22,313	9.5	17,233	9.6	15,731	9.6
Texas	17,150	7.3	14,407	8.0	13,826	8.5
North Carolina	14,705	6.3	10,812	6.0	8,647	5.3
Illinois	14,186	6.0	8,423	4.7	5,046	3.1
Virginia	12,395	5.3	9,984	5.6	12,165	7.5
Arkansas	11,327	4.8	9,708	5.4	9,690	5.9
Florida	10,959	4.7	7,726	4.3	4,764	2.9
South Carolina	10,067	4.3	6,301	3.5	5,313	3.3
Pennsylvania	9,812	4.2	7,338	4.1	6,413	3.9

	149,336	63.6	112,741	62.7	102,016	62.5
All others	85,397	36.4	67,105	37.3	61,241	37.5

Total net premiums earned	$234,733	100.0%	$179,847	100.0%	$163,257	100.0%

20.	Fair Values of Financial Instruments
      The Company determines fair value amounts for financial instruments using available third-party market information. When such information is not available, the Company determines the fair value amounts using appropriate valuation methodologies. Nonfinancial instruments such as real estate, property and equipment, deferred policy acquisition costs, deferred income taxes, and loss and loss adjustment expense reserves are excluded from the fair value disclosure.
      Cash and Cash Equivalents—The carrying amounts reported in the accompanying consolidated balance sheets for these financial instruments approximate their fair values.
      Investments—The fair values for fixed maturity and equity securities are based on prices obtained from a third-party investment manager.
      Mortgage Loan—The carrying amount reported in the accompanying consolidated balance sheet for the mortgage loan is the unpaid principal balance of the loan. This amount approximates fair value due

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
to the interest rate and term of the loan being comparable with what the borrower presently could obtain from other outside sources.
      Note Payable and Subordinated Debt Securities—The carrying values of the Company’s note payable and subordinated debt securities approximate the estimated fair values of the obligations as the interest rates on all the debt are comparable to rates that the Company believes it presently would incur on comparable borrowings.
      The following table summarizes the carrying or reported values and corresponding fair values for financial instruments:

	December 31,

	2004		2003

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(In thousands)
Assets:
Fixed maturity securities	$331,408	$330,703	$243,863	$243,863
Equity securities	33,460	33,460	11,496	11,496
Mortgage loan	—	—	2,370	2,370
Cash and cash equivalents	25,421	25,421	49,815	49,815
Liabilities:
Note payable	—	—	6,000	6,000
Subordinated debt securities:
ACT I	10,310	10,310	10,310	10,310
ACT II	25,780	25,780	—	—

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

21.	Quarterly Financial Data (Unaudited)
      The following table represents unaudited quarterly financial data for the years ended December 31, 2004 and 2003.

	Three Months Ended

	March 31	June 30	September 30	December 31

	(In thousands, except per share amounts)
2004
Premiums earned	$52,312	$60,767	$59,338	$62,316
Net investment income	2,641	2,765	3,253	3,558
Net realized gain (losses) on investments	310	308	(75)	878
Total revenues	55,406	63,961	62,643	66,950
Income before income taxes	3,888	582	4,040	5,176
Net income	2,891	708	3,147	3,811
Net income (loss) allocable to common shareholder	246	(1,868)	685	1,714
Earnings (loss) per share:
Basic	0.89	(10.37)	2.04	4.33
Diluted	0.54	(10.37)	2.04	4.33
Comprehensive income	2,664	121	2,769	4,886
2003
Premiums earned	$42,987	$43,652	$44,827	$48,381
Net investment income	2,555	2,538	2,460	2,553
Net realized gain (losses) on investments	2	2	(46)	358
Total revenues	45,681	46,287	47,380	51,383
Income (loss) before income taxes	4,535	5,163	3,836	(2,094)
Net income (loss)	3,183	3,648	2,805	(1,042)
Net income (loss) allocable to common shareholders	715	1,137	251	(3,642)
Earnings (loss) per share:
Basic	2.59	4.12	0.91	(20.22)
Diluted	1.56	2.47	0.55	(20.22)
Comprehensive income (loss)	3,288	5,691	1,828	(1,236)

22.	Subsequent Events.
      Effective June 30, 2005, the Company entered into a commutation agreement with Converium Reinsurance (North America) Inc. (“Converium”) pursuant to which the Company is to receive cash payments totaling $61,297,000 in exchange for a full termination and release of three of the five reinsurance agreements between Converium and the Company. The commutation agreement provides that all liabilities of the Company reinsured with Converium under these three reinsurance agreements revert back to the Company in exchange for the cash payments. As a result of the termination of the three reinsurance agreements the Company recognized a pretax loss of $6,653,000 in 2005. Converium remains obligated to the Company under the remaining two reinsurance agreements. As of June 30, 2005, the amount recoverable from Converium under these two agreements was $6,860,000.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      On June 20, 2005, the Company entered into agreements with the holders of all its outstanding options to purchase shares of the Company’s common stock pursuant to which all outstanding options of the Company were cancelled in exchange for $0.072 for each share of common stock issuable upon exercise of the options. Options to acquire a total of 20,265 shares of the Company’s common stock were cancelled in exchange for aggregate cash payments of $1,459. Additionally, the Company’s Stock Option and Restricted Stock Purchase Plan, under which these options were authorized, was terminated.
23.                 Reverse Stock Split
      On October 27, 2005, the Company effected a 72-for-one reverse stock split. All amounts included in these financial statements have been restated to give effect to the reverse stock split.

AMERISAFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004

	(Unaudited)
	(In thousands, except
	share data)
Assets
Investments:
Fixed maturity securities — held-to-maturity, at amortized cost (fair value $410,919 and $328,948 in 2005 and 2004, respectively)	$416,946	$329,653
Fixed maturity securities — available-for-sale, at fair value (cost $1,729 in 2005 and 2004)	1,729	1,755
Equity securities — available-for-sale, at fair value (cost $46,876 and $30,926 in 2005 and 2004, respectively)	50,641	33,460

Total invested assets	469,316	364,868
Cash and cash equivalents	28,843	25,421
Receivable for investments sold	4	—
Amounts recoverable from reinsurers	122,774	198,977
Premiums receivable, net	140,061	114,141
Deferred income taxes	23,232	15,624
Federal income tax recoverable	—	1,292
Accrued interest receivable	4,691	3,123
Property and equipment, net	6,347	7,077
Deferred policy acquisition costs	18,189	12,044
Deferred charges	3,601	3,054
Other assets	13,250	8,566

	$830,308	$754,187

Liabilities, redeemable preferred stock and shareholders’ deficit
Liabilities:
Reserves for loss and loss adjustment expenses	$469,894	$432,880
Unearned premiums	138,623	111,741
Reinsurance premiums payable	—	861
Amounts held for others	1,172	1,214
Policyholder deposits	36,122	33,746
Insurance-related assessments	33,847	29,876
Accounts payable and other liabilities	25,237	18,725
Subordinated debt securities	36,090	36,090

Total liabilities	740,985	665,133
Redeemable preferred stock:
Series A nonconvertible — $0.01 par value, $100 per share redemption value: Authorized shares — 1,500,000; issued and outstanding shares — 862,924 in 2005 and 819,161 in 2004	86,292	81,916
Series B nonconvertible — $0.01 par value, $100 per share redemption value: Authorized shares — 1,500,000; no shares issued or outstanding in 2005 or 2004	—	—
Series C convertible — $0.01 par value, $100 per share redemption value: Authorized shares — 300,000; issued and outstanding shares — 300,000 in 2005 and 2004	30,000	30,000
Series D convertible — $0.01 par value, $100 per share redemption value: Authorized shares — 200,000; issued and outstanding shares — 200,000 in 2005 and 2004	20,000	20,000

	136,292	131,916
Shareholders’ deficit:
Preferred stock: Series E nonconvertible — $0.01 par value, $100 per share redemption value: Authorized — 500,000; issued and outstanding shares — 45,308 in 2005 and 17,653 in 2004	4,531	1,765
Common stock:
Voting — $0.01 par value, authorized shares — 100,000,000; issued and outstanding shares — 299,774 in 2005 and 2004	3	3
Convertible nonvoting — $0.01 par value, authorized shares — 5,000,000; no shares issued or outstanding in 2005 or 2004	—	—
Additional paid-in capital	—	—
Accumulated deficit	(58,299)	(51,683)
Accumulated other comprehensive income	6,796	7,053

	(46,969)	(42,862)

	$830,308	$754,187

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended
	September 30,

	2005	2004

	(Unaudited)
	(In thousands, except
	share and per share data)
Revenues:
Premiums earned	$189,370	$172,417
Net investment income	11,985	8,660
Net realized gains on investments	1,337	543
Fee and other income	426	389

Total revenues	203,118	182,009
Expenses:
Loss and loss adjustment expenses incurred	155,625	128,304
Underwriting and certain other operating costs	24,478	21,128
Commissions	11,869	10,556
Salaries and benefits	10,068	11,367
Interest expense	2,061	1,215
Policyholder dividends	451	930

Total expenses	204,552	173,500

Income (loss) before income taxes	(1,434)	8,509
Income tax expense (benefit)	(1,960)	1,763

Net income	526	6,746
Preferred stock dividends	(7,142)	(7,481)

Net income (loss) available to common shareholders	$(6,616)	$(735)

Earnings per share:
Basic	$(22.07)	$(3.67)

Diluted	$(22.07)	$(3.67)

Shares used in computing earnings per share:
Basic	299,774	200,301

Diluted	299,774	200,301

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ DEFICIT

	Series E Preferred						Accumulated
	Stock		Common Stock		Additional		Other
					Paid-In	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Total

	(In thousands)
Balance at January 1, 2004	247,209	$24,720	180,125	$2	$—	$(52,544)	$7,170	$(20,652)
Comprehensive income:
Net income	—	—	—	—	—	10,557	—	10,557
Other comprehensive income, net of tax:
Unrealized loss on securities	—	—	—	—	—	—	(117)	(117)

Comprehensive income								10,440
Conversion of warrants	—	—	119,649	1	—	85	—	86
Series A preferred stock dividends	—	—	—	—	—	(5,492)	—	(5,492)
Series E preferred stock dividends	42,880	4,289	—	—	—	(4,289)	—	—
Redemption of Series E preferred stock	(272,436)	(27,244)	—	—	—	—	—	(27,244)

Balance at December 31, 2004	17,653	1,765	299,774	3	—	(51,683)	7,053	(42,862)
Comprehensive income:
Net income (unaudited)	—	—	—	—	—	526	—	526
Other comprehensive income, net of tax:
Unrealized loss on securities (unaudited)	—	—	—	—	—	—	(257)	(257)

Comprehensive income (unaudited)								269
Series A preferred stock dividends (unaudited)	—	—	—	—	—	(4,376)	—	(4,376)
Series E preferred stock dividends (unaudited)	27,655	2,766	—	—	—	(2,766)	—	—

Balance at September 30, 2005 (unaudited)	45,308	$4,531	299,774	$3	$—	$(58,299)	$6,796	$(46,969)

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2005	2004

	(Unaudited)
	(In thousands)
Operating activities
Net cash provided by operating activities	$111,441	$69,253
Investing activities
Purchases of investments held-to-maturity	(133,799)	(62,782)
Purchases of investments available-for-sale	(34,353)	(19,635)
Proceeds from maturities of investments held-to-maturity	43,477	17,636
Proceeds from sales and maturities of investments available-for-sale	19,624	5,010
Repayments on mortgage loan	—	2,370
Purchases of property and equipment	(977)	(1,511)
Proceeds from sales of property and equipment	3	2

Net cash used in investing activities	(106,025)	(58,910)

Financing activities
Proceeds from issuance of subordinated debt securities	—	25,780
Principal payments on notes payable	—	(6,000)
Warrants exercised	—	86
Redemption of outstanding Series E preferred stock	—	(27,244)
Offering costs incurred	(1,994)	—
Net cash provided by (used in) financing activities	(1,994)	(7,378)

Change in cash and cash equivalents	3,422	2,965
Cash and cash equivalents at beginning of period	25,421	49,815

Cash and cash equivalents at end of period	$28,843	$52,780

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005

1.	Summary of Significant Accounting Policies
Organization
      AMERISAFE, Inc. (“Amerisafe”) is an insurance holding company incorporated in the state of Texas, which, based on voting common shares, is 67.5% owned by Welsh, Carson, Anderson and Stowe VII L.P. and its affiliate WCAS Healthcare Partners, L.P. (“Welsh Carson”). The accompanying consolidated financial statements include the accounts of Amerisafe and its subsidiaries: American Interstate Insurance Company (“AIIC”) and its insurance subsidiaries, Silver Oak Casualty, Inc. (“SOCI”) and American Interstate Insurance Company of Texas (“AIIC-TX”), Amerisafe Risk Services, Inc. (“RISK”) and Amerisafe General Agency, Inc. (“AGAI”). AIIC and SOCI are property and casualty insurance companies, domiciled in the state of Louisiana. AIIC-TX is a property and casualty insurance company organized under the laws of the state of Texas, was incorporated on December 20, 2004, and commenced business on January 1, 2005. RISK, a wholly-owned subsidiary of Amerisafe, is a claims and safety service company servicing only affiliate insurance companies. AGAI, a wholly owned subsidiary of Amerisafe, is a general agent for the Company. AGAI sells insurance, which is underwritten by AIIC, SOCI, and AIIC-TX, as well as by nonaffiliated insurance carriers. The assets and operations of RISK and AGAI are not significant to that of the consolidated entity.
      Amerisafe and its subsidiaries are collectively referred to herein as the “Company.”
      Early in 2004, the Company engaged in initial discussions with potential underwriters regarding an initial public offering. In May 2005, Amerisafe’s Board of Directors authorized management to proceed with the initial public offering.
Basis of Presentation
      The accompanying condensed consolidated financial statements include the accounts of Amerisafe and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.
Interim Financial Statements
      In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation in accordance with GAAP have been included. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.
Earnings Per Share
      The Company applies the two-class method to compute basic earnings per share (“EPS”). This method calculates EPS for each class of common stock and participating security. Income available to common shareholders is allocated to common shares and participating securities to the extent that each security shares in earnings as if all earnings for the period had been distributed. The amount of earnings allocated to common shares is divided by the weighted-average number of common shares outstanding

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
for the period. Participating securities that are convertible into common stock are included in the computation of basic EPS if the effect is dilutive.
      Diluted EPS include potential common shares assumed issued under the treasury stock method, which reflects the potential dilution that would occur if any outstanding options or warrants were exercised and includes the “if converted” method for participating securities if the effect is dilutive. The two-class method of calculating diluted EPS is used in the event the “if converted” method is anti-dilutive.
      On October 27, 2005, the Company effected a 72-for-one reverse stock split. All amounts included in these financial statements have been restated to effect to the reverse stock split.
Share-Based Payments
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123(R) (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement No. 123(R) is similar to the approach described in Statement No. 123. However, Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted the provisions of Statement No. 123(R) using the modified prospective method effective January 1, 2005. As all share-based payments previously issued by the Company were fully vested, there is no effect on the Company’s consolidated financial position or results of operations as of the date of adoption.
      Prior to its adoption of Statement No. 123(R), the Company accounted for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, to the extent additional share-based payments are issued, the adoption of Statement No. 123(R)’s fair value method could have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall consolidated financial position.
Reserves for Loss and Loss Adjustment Expenses
      Reserves for loss and loss adjustment expenses represent the estimated ultimate cost of all reported and unreported losses incurred through the end of the reporting period. The Company does not discount loss and loss adjustment expense reserves. The Company uses a consulting actuary to assist in the evaluation of the adequacy of the reserves for loss and loss adjustment expenses. The reserves for loss and loss adjustment expenses are estimated using individual case-basis valuations, statistical analyses, and estimates based upon experience for unreported claims and their associated loss and loss adjustment expenses. Such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in these estimates, management believes that the reserves for loss and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Any adjustments are included in current operations.
      Subrogation recoverables, as well as deductible recoverables from policyholders, are estimated using individual case-basis valuations and aggregate estimates. Deductibles that are recoverable from

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
policyholders, and other recoverables from state funds, decrease the liability for loss and loss adjustment expenses.
      The Company funds its obligations under certain settled claims where the payment pattern and ultimate cost are fixed and determinable on an individual claim basis through the purchase of annuities. These annuities are purchased from unaffiliated carriers and name the claimant as payee. The cost of purchasing the annuity is recorded as paid loss and loss adjustment expenses. To the extent the annuity funds estimated future claims, reserves for loss and loss adjustment expense are reduced.
Reinsurance
      Reinsurance premiums, losses, and allocated loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.
      Amounts recoverable from reinsurers include balances currently owed to the Company for losses and allocated loss adjustment expenses that have been paid to policyholders, as well as amounts that are currently reserved for and will be recoverable once the related expense has been paid.
      Upon management’s determination that an amount due from a reinsurer is uncollectible due to the reinsurer’s insolvency, or other matters, the amount is written off.
      Ceding commissions are earned from certain reinsurance companies and are intended to reimburse the Company for costs related to acquiring policies. Ceding commission income is recognized over the effective period of the related insurance policies in proportion to premium revenue earned and is reflected as a reduction in underwriting and other operating costs.
      Contingent commissions are earned from certain reinsurance companies based on the financial results of the applicable risks underwritten by the Company. Contingent commission revenue on reinsurance contracts is recognized during the related reinsurance treaty period and is based on the same assumptions used for recording loss and allocated loss adjustment expenses. These commissions are reflected as a reduction in underwriting and other operating costs and are adjusted as necessary as experience develops or new information becomes known. Any such adjustments are included in current operations.
Income Taxes
      The Company accounts for income taxes using the liability method. The provision for income taxes has two components, amounts currently payable or receivable and deferred amounts. Deferred income tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
      The Company considers deferred tax assets to be recoverable if it is probable that the related tax losses can be offset by future taxable income. The Company includes future operating income, reversal of existing temporary differences, and tax planning strategies available in this assessment. To the extent the deferred tax assets exceed the amount expected to be recovered in future years, the Company records a valuation allowance for the amount determined unrecoverable. The Company has not recorded a valuation allowance, since the recorded deferred tax asset is expected to be fully realized.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Reinsurance
      The Company cedes certain premiums and losses to various reinsurers under quota share and excess-of-loss treaties. These reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. Ceded reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers. The effect of reinsurance on premiums written and earned in the nine months ended September 30, 2005 and 2004 was as follows:

	Nine Months Ended		Nine Months Ended
	September 30, 2005		September 30, 2004

	Written	Earned	Written	Earned

		(In thousands)
Direct	$231,182	$204,300	$214,248	$188,517
Ceded	(14,930)	(14,930)	(16,100)	(16,100)

Net premiums	$216,252	$189,370	$198,148	$172,417

      The amounts recoverable from reinsurers consist of the following:

	September 30,	December 31,
	2005	2004

	(In thousands)
Unpaid losses recoverable:
Case basis	$104,439	$164,942
Incurred but not reported	12,061	24,682
Paid losses recoverable	6,274	9,353

Total	$122,774	$198,977

      Amounts recoverable from reinsurers consists of paid losses recoverable, ceded case reserves and ceded IBNR reserves. Paid losses recoverable are receivables currently due from reinsurers for ceded paid losses. Ceded case and ceded IBNR reserves represent the portion of our gross loss and loss adjustment expense liabilities that are recoverable under reinsurance agreements, but are not yet due from reinsurers. The Company considers paid losses recoverable outstanding for more than 90 days to be past due. At September 30, 2005, approximately $45,000, or 0.7%, of the $6,274,000 of paid losses recoverable were past due.
      The Company received reinsurance recoveries of approximately $78,457,000 and $40,968,000 for the nine months ended September 30, 2005 and 2004, respectively.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      At September 30, 2005, reinsurance recoverables from reinsurers that exceeded 3% of statutory surplus of the Company’s insurance subsidiaries are shown below (in thousands). The A.M. Best Company rating for the reinsurer is shown parenthetically.

American ReInsurance Company(A)	$26,194
Odyssey America Reinsurance Corporation(A)	22,745
St. Paul Fire & Marine Insurance Company(A+)	13,182
Clearwater Insurance Company(A)	11,793
Scor Reinsurance Company (B++)	7,994
Converium Reinsurance (North America) (B-)	6,343
Hannover Re (A)	5,861
Aspen Insurance UK (A)	4,446
Other reinsurers	24,216

Total	$122,774

      During 2004, the Company’s largest reinsurer, Converium Reinsurance North America (“CRNA”), was downgraded by A.M Best Company, from A- to B-, as a result of the emergence of significant and previously unrecorded losses. While this downgrade had no immediate impact on the Company’s consolidated financial statements, it caused a decrease in the Company’s A.M. Best Capital Adequacy Ratio (“BCAR”) due to the increase in the capital charge sustained against the CRNA recoverable. CRNA continues to reimburse the Company for its portion of reinsured paid losses, and no amounts are past due.
      Effective June 30, 2005, the Company entered into a commutation agreement with CRNA pursuant to which the Company received cash payments totaling $61.3 million in exchange for a full termination and release of three of the five reinsurance agreements between CRNA and the Company. The commutation agreement provides that all liabilities of the Company reinsured with CRNA under these three reinsurance agreements revert back to the Company in exchange for these cash payments. As a result of the termination of the three reinsurance agreements, the Company recognized a pretax loss of $13.2 million in June 2005. CRNA remains obligated to the Company under the remaining two reinsurance agreements. As of September 30, 2005, the amount recoverable from CRNA under these two agreements was $6.3 million.

3.	Income Taxes
      Income tax expense (benefit) from operations is different from the amount computed by applying the U.S. federal income tax statutory rate of 35% to income (loss) before income taxes as follows:

	Nine Months Ended
	September 30,

	2005	2004

	(In thousands)
Income tax computed at federal statutory tax rate	$(502)	$2,978
Tax-exempt interest, net	(1,533)	(1,286)
State income tax	217	275
Dividends received deduction	(160)	(105)
Other	18	(99)

	$(1,960)	$1,763

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Loss and Loss Adjustment Expenses
      The following table provides a reconciliation of the beginning and ending reserve balances, net of related amounts recoverable from reinsurers, for the nine months ended September 30, 2005 and 2004:

	Nine Months Ended
	September 30,

	2005	2004

	(In thousands)
Reserves for loss and loss adjustment expenses (“LAE”), net of related amounts recoverable from reinsurers, at beginning of period	$243,256	$183,001
Add:
Provision for loss and LAE for claims occurring in the current year, net of reinsurance	133,743	113,617
Change in estimated loss and LAE for claims occurring in prior years, net of reinsurance	8,682	14,687
Loss on Converium commutation	13,200	—

	155,625	128,304
Deduct loss and LAE payments for claims, net of reinsurance, occurring during:
Current year	24,602	23,112
Prior years	76,985	59,057

	101,587	82,169

Add effect of Converium commutation	56,100	—

Reserves for loss and LAE, net of related amounts recoverable from reinsurers, at end of period	353,394	229,136
Add amounts recoverable from reinsurers on unpaid loss and LAE	116,500	191,649

Reserves for loss and LAE	$469,894	$420,785

      See Note 2 for a discussion of the Converium commutation.

5.	Stock Options
      A summary of the Company’s stock option plan as of September 30, 2005 and December 31, 2004, and changes during each of the periods then ended is as follows:

	Nine Months Ended		Year Ended
	September 30, 2005		December 31, 2004

		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at the beginning of the period	20,098	$215.28	20,140	$216.72
Granted	167	360.00	167	360.00
Exercised	—	—	—	—
Canceled, forfeited, or expired	(20,265)	216.72	(209)	360.00

Outstanding at the end of the period	—	—	20,098	215.28

Exercisable at the end of the period	—	—	20,098	215.28

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The reported net income, basic earnings per share, and diluted earnings per share would not be impacted had the Company accounted for the outstanding stock options based on their fair value in 2004.
      On June 20, 2005, the Company entered into agreements with the holders of all its outstanding options to purchase shares of the Company’s common stock pursuant to which all outstanding options of the Company were cancelled in exchange for $0.072 for each share of common stock issuable upon exercise of the options. Options to acquire a total of 20,265 shares of the Company’s common stock were cancelled in exchange for aggregate cash payments of $1,459. Additionally, on June 20, 2005 the Company’s Stock Option and Restricted Stock Purchase Plan, under which these options were authorized, was terminated.

6.	Earnings Per Share
      The calculation of basic and diluted EPS for the nine months ended September 30, 2005 and 2004 are presented below.

	Nine Months Ended
	September 30,

	2005	2004

	(In thousands, except
	per share amounts)
Basic EPS:
Net income	$526	$6,746
Preferred stock dividends	(7,142)	(7,481)

Loss available to common shareholders	$(6,616)	$(735)

Amount allocable to common shareholders(1)	100.0%	100.0%
Loss allocable to common shareholders	$(6,616)	$(735)

Weighted-average common shares outstanding	300	200

Basic earnings (loss) per share	$(22.07)	$3.67

Diluted EPS:
Loss allocable to common shareholders	$(6,616)	$(735)
Dividends on participating securities	— (2)	— (2)

Loss allocable to common shareholders after assumed conversions	$(6,616)	$(735)

Weighted average common shares outstanding	300	200
Diluted effect:
Stock options	—	—
Warrants	—	—
Conversion of participating securities	— (2)	— (2)

Weighted average diluted shares outstanding	300	200

Diluted earnings (loss) per share	$(22.07)	$3.67

(1)	Computed under the two-class method by dividing weighted-average common shares outstanding (200,301 at September 30, 2004 and 299,774 September 30, 2005) by the sum of weighted-average

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common shares outstanding and shares for all convertible participating securities, calculated on the if-converted method (such additional shares totaling 95,877 at September 30, 2004 and September 30, 2005).

(2)	Not applicable as impact is antidilutive.

7.	Other Comprehensive Income

	Pre Tax		Net-of-Tax
	Amount	Tax Expense	Amount

	(In thousands)
September 30, 2005
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$2,807	$982	$1,825
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(1,605)	(562)	(1,043)
Less reclassification adjustment for gains realized in net income	(1,598)	(559)	(1,039)

Net unrealized loss	(396)	(138)	(257)

Other comprehensive income	$(396)	$(138)	$(257)

September 30, 2004
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$384	$134	$249
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(1,901)	(665)	(1,236)
Less reclassification adjustment for gains realized in net income	(314)	(110)	(204)

Net unrealized loss	(1,831)	(641)	(1,190)

Other comprehensive income	$(1,831)	$(641)	$(1,190)

8,000,000 Shares
AMERISAFE, Inc.
Common Stock

PROSPECTUS

       Until December 12, 2005, which is the 25th day after the date of this prospectus, all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Friedman Billings Ramsey	William Blair & Company
The date of this prospectus is November 17, 2005.